Exhibit 99.1

AGREEMENT AND PLAN OF MERGER

by and among

SIERRA WIRELESS, INC.

NUMEREX CORP.

and

WIRELESS ACQUISITION SUB, INC.

Dated as of August 2, 2017

- i -

(Continued)

- ii -

(Continued)

- iii -

(Continued)

EXHIBITS

Exhibit A-1	Support Agreement Shareholders
Exhibit A-2	Form of Support Agreement

- iv -

AGREEMENT AND PLAN OF MERGER, dated as of August 2, 2017 (this “Agreement”), by and among Sierra Wireless, Inc., a corporation organized under the laws of Canada (“Parent”), Numerex Corp., a Pennsylvania corporation (the “Company”) and Wireless Acquisition Sub, Inc., a Delaware corporation and direct, wholly-owned Subsidiary of Parent (“Merger Sub”).

RECITALS

A. The boards of directors of Parent, the Company and Merger Sub have determined that it is in the best interests of their respective companies and their shareholders that, on the terms and subject to the conditions set forth in this Agreement, Merger Sub merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned Subsidiary of Parent (sometimes referred to herein in such capacity as the “Surviving Corporation”).

B. Concurrently with the execution and delivery of this Agreement and as a condition to the willingness of Parent to enter into this Agreement, the shareholders of the Company set forth on Exhibit A-1 have entered into a voting and support agreement, substantially in the form of Exhibit A-2, dated as of the date hereof (the “Support Agreement”), with Parent, pursuant to which each such shareholder has agreed, among other things, to vote, or cause to be voted, all shares of Company Class A Common Stock held by such person in favor of the Merger, upon the terms and subject to the conditions set forth in such Support Agreement.

C. The parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained in this Agreement, the parties agree as follows:

ARTICLE I

THE MERGER

Section 1.1 Certain Definitions.

(a) As used in this Agreement, the following terms shall have the meanings indicated below.

“Acquisition Proposal” means any bona fide inquiry, offer, proposal, or indication of interest, or any public announcement of intention to make any offer, inquiry, proposal or indication of interest, relating to any transaction, or series of related transactions, involving: (i) any acquisition or purchase by any Person or Group, directly or indirectly, of (A) securities representing 25% or more of the outstanding voting securities of the Company or the Company Subsidiaries whose assets individually or in the aggregate constitute 25% or more of the consolidated assets of the Company, or any tender offer or exchange offer that if consummated would result in any Person or Group beneficially owning 25% or more of the outstanding voting securities of the Company, (ii) any merger, consolidation, division, business combination or similar transaction involving the Company or any of the Company Subsidiaries whose assets individually or in the aggregate constitute 25% or more of the consolidated assets of the Company, pursuant to which the Company’s shareholders immediately preceding such transaction hold securities representing less than 75% of the outstanding voting power of the surviving or resulting entity of such transaction (or parent entity of such surviving or resulting entity), or (iii) a sale or other disposition in a transaction or series of transactions by the Company or any Company Subsidiary of assets representing (A) 25% or more of the aggregate fair market value of the assets of the Company and the Company Subsidiaries, or (B) 25% or more of the consolidated net revenues, consolidated net income or consolidated book value of the Company and the Company Subsidiaries, immediately prior to such transaction or series of transactions, in each case, other than the Merger and the other Transactions.

“Affiliate” has the meaning set forth in Rule 12b-2 under the Exchange Act.

“Anti-Corruption Law” means any Applicable Law that is designed to prohibit, restrict or regulate bribery or corruption (governmental or commercial), including the Foreign Corrupt Practices Act of 1977, as amended, the Canadian Corruption of Foreign Public Officials Act and any other Applicable Law that prohibits the corrupt payment, offer, promise or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any Person, including any Government Official.

“Antitrust Law” means any Applicable Law that is designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

“Applicable Law” means with respect to any Person, any federal, national, state, provincial, foreign, local, municipal or other law, statute, constitution, resolution, ordinance, code, permit, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity and any Orders applicable to such Person or its Subsidiaries, their business or any of their respective assets or properties.

“Business Day” means a day (i) other than Saturday or Sunday and (ii) on which commercial banks are open for business in New York, New York, Toronto, Ontario and Vancouver, British Columbia.

“Canadian Securities Laws” means all applicable securities laws in each of the provinces of Canada and the respective rules and regulations made thereunder together with applicable published national and local instruments, policy statements, notices, blanket orders and rulings thereunder of the Canadian Securities Regulatory Authorities.

“Canadian Securities Regulatory Authorities” means each securities commission or similar regulatory authority in each of the provinces of Canada.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Business” means the business of the Company and the Company Subsidiaries as currently conducted, including the design, development, manufacturing, reproduction, branding, marketing, advertising, promotion, licensing, sale, offer for sale, importation, distribution, provision and/or use of any and all Company Products.

“Company Capital Stock” means the Company Class A Common Stock, the Company Class B Common Stock and the Company Preferred Stock.

“Company Class A Common Stock” means the Class A Common Stock of the Company, no par value.

“Company Class B Common Stock” means the Class B Common Stock of the Company, no par value.

“Company Debt” means all indebtedness of the Company and the Company Subsidiaries for borrowed money, whether current or funded, short- or long-term, secured or unsecured, direct or indirect, including any accrued and unpaid interest, fees, premiums and prepayment or termination penalties (including any penalties payable by the Company or any of the Company Subsidiaries in connection with the termination or prepayment in full of any the Company Debt at or prior to the Closing), if any, measured as of the Closing, and including, without duplication, (i) any indebtedness evidenced by any bond, debenture, note, mortgage, indenture, letter of credit or other debt instrument or debt security, (ii) any indebtedness to any lender or creditor under credit facilities of the Company, (iii) any indebtedness for the deferred purchase price of property with respect to which the Company is liable contingently or otherwise, as obligor or otherwise, (iv) any amounts owing under any capitalized or synthetic leases, (v) any drawn amounts under letter of credit arrangements and (vi) any liability of other Persons of the type described in clauses (i) through (v) that the Company or any of the Company Subsidiaries has guaranteed, that is recourse to the Company or any of the Company Subsidiaries or any of their assets or that is otherwise the legal liability of the Company or any of the Company Subsidiaries.

“Company Intellectual Property” means any and all Company-Owned Intellectual Property and any and all material Third-Party Intellectual Property used in the conduct of the Company Business.

“Company Intellectual Property Agreements” means any Contract to which the Company or any Company Subsidiary is a party or is otherwise bound and pursuant to which the Company or any Company Subsidiary has granted any rights with respect to any Company-Owned Intellectual Property or has been granted any rights with respect to any material Third-Party Intellectual Property (other than generally commercially available Third-Party Intellectual Property subject to standard end-user license agreements).

“Company Material Adverse Effect” means with respect to the Company and the Company Subsidiaries, taken as a whole, any change, development, event, occurrence, circumstance, condition or effect (each, an “Effect”) that, individually or in the aggregate, regardless of whether or not such Effect constitutes a breach of the representations or warranties made by the Company in this Agreement is materially adverse to, or would reasonably be expected to have a material adverse effect on, (i) the condition (financial or otherwise), properties, assets (including intangible assets), business, operations or results of operations of the Company and the Company Subsidiaries, taken as a whole, or (ii) the ability of the Company to consummate the Merger and the other Transactions and to fully perform its covenants and other obligations under this Agreement; provided, that none of the following will be deemed to be or constitute a Company Material Adverse Effect or will be taken into account when determining whether a Company Material Adverse Effect has occurred or may, would or could occur: (A) changes in general economic or political conditions, (B) changes generally affecting the industries in which the Company and the Company Subsidiaries operate, (C) changes in Applicable Law, GAAP or accounting regulations or principles, or the enforcement, implementation or interpretation thereof, that apply to the Company and the Company Subsidiaries, (D) the announcement or pendency of this Agreement or the Transactions, including the impact thereof on relationships with employees, customers, suppliers, distributors or others having relationships with the Company or the Company Subsidiaries, (E) any changes in financial, banking or securities markets in general, including any disruption thereof and any changes in the trading volume or trading prices of any security or any market index or of the Company’s capital stock in and of themselves (it being understood and agreed that such exception shall not apply to any underlying Effect that may have caused such change in the trading prices or volumes), (F) any failure to meet financial projections, whether internal or published (it being understood and agreed that such exception shall not apply to any underlying Effect that may have caused such failure to meet projections), (G) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof, (H) any action required or permitted by this Agreement or any action taken (or omitted to be taken) with the written consent of or at the written request of Parent, or (I) any natural or man-made disaster or acts of God; or provided, that the exceptions in clauses (A), (B), (C), (E), (G) and (I) shall not apply to the extent that such changes have a materially disproportionate effect on the Company and the Company Subsidiaries, taken as a whole, as compared to other participants in the Company’s and the Company Subsidiaries’ industries.

“Company Option Plans” means the 2006 Long Term Incentive Plan and the 2014 Stock and Incentive Plan, as amended.

“Company Options” means options granted under the Company Option Plans to purchase shares of Company Class A Common Stock.

“Company-Owned Intellectual Property” means any and all Intellectual Property that is owned, or purported to be owned, by the Company or any Company Subsidiary, including Company Registered Intellectual Property Rights.

“Company Products” means all material commercial products or services marketed, licensed, sold or distributed by or on behalf of the Company or any Company Subsidiary.

“Company Preferred Stock” means the Preferred Stock of the Company, no par value.

“Company Registered Intellectual Property Rights” means all United States, Canadian and foreign: (A) patents and patent applications (including provisional applications), (B) industrial design applications and registrations, (C) registered trademarks or service marks, applications to register trademarks or service marks, intent-to-use applications or other registrations or applications related to trademarks or service marks, (D) registered Internet domain names, (E) registered copyrights and applications for copyright registration and (F) any other Intellectual Property Rights that are the subject of an application, certificate, filing, registration or other document issued, filed with or recorded by any Governmental Entity owned by, registered or filed in the name of, the Company or any Company Subsidiary.

“Company RSUs” means restricted stock units awarded under the Company Option Plans that may be settled by the issuance of shares of Company Class A Common Stock.

“Company SARs” means stock appreciation rights awarded under the Company Option Plans to acquire shares of Company Class A Common Stock.

“Company Shareholder Advisory Vote” means the Company shareholder advisory vote contemplated by Rule 14a-21(c) under the Exchange Act, regardless of the outcome of the vote.

“Company Source Code” means, collectively, the Company-Owned Intellectual Property consisting of the software source code for Company Products.

“Company Subsidiary” means any Subsidiary of the Company.

“Contract” means any legally binding written, oral or other agreement, contract, subcontract, lease, binding understanding, obligation, promise, instrument, indenture, mortgage, note, option, guarantee, warranty, purchase order, license, sublicense, insurance policy, benefit plan, commitment or undertaking of any nature.

“Encumbrance” means, with respect to any asset or security, any mortgage, deed of trust, deemed or statutory trust, lien, pledge, charge, security interest, title retention device, conditional sale or other security arrangement, collateral assignment, claim, charge, adverse claim of title, option or other rights to acquire an interest, ownership or right to use, restriction or other encumbrance of any kind in respect of such asset or security (including any restriction on (i) the voting of any security or the transfer of any security or other asset, (ii) the receipt of any income derived from any asset, (iii) the use of any asset or (iv) the possession, exercise or transfer of any other attribute of ownership of any asset).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, including the rules and regulations promulgated thereunder.

“FCC” means the Federal Communications Commission.

“GAAP” means United States generally accepted accounting principles applied on a consistent basis throughout the relevant periods.

“Government Official” means (i) any official, employee, agent or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Entity, (ii) any political party, political party official or candidate for political office, (iii) any official, employee, agent or representative of, or any Person acting in an official capacity for or on behalf of, a company, business, enterprise or other entity owned, in whole or in part, or controlled by any Governmental Entity or (iv) any official, employee, agent or representative of, or any Person acting in an official capacity for or on behalf of, a public international organization.

“Governmental Entity” means any supranational, national, state, provincial, municipal, local or foreign government, any court, tribunal, arbitrator, administrative agency, commission or other authority or instrumentality, in each case whether domestic or foreign, or any quasi-governmental or private body exercising any executive, legislative, judicial, regulatory or other functions of, or pertaining to, government (including any governmental or political division, department, agency, commission, instrumentality, organization, unit, body or entity and any court or other tribunal).

“Group” has the meaning ascribed to such term under Section 13(d) of the Exchange Act.

“Hazardous Substances” means any material or substance that is regulated, classified or otherwise described as a toxic or hazardous substance, waste or material or a pollutant or contaminant or infectious waste, or words of similar import, in any of the Environmental Laws and specifically including all hazardous substances under Health Canada’s Workplace Hazardous Materials Information System (WHMIS), or chemicals or compounds that are otherwise subject to regulation, control or remediation, or for which liability can be imposed, under Environmental Laws, and includes asbestos, petroleum (including crude oil or any fraction thereof, natural gas, natural gas liquids, liquefied natural gas, or synthetic gas usable for fuel, or any mixture or by-product of any of the foregoing), toxic mold, pesticides, polychlorinated biphenyls, urea formaldehyde, radon gas and radioactive matter.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Intellectual Property” means (i) Intellectual Property Rights and (ii) Proprietary Information and Technology.

“Intellectual Property Rights” means any and all of the following and all rights in, arising out of, or associated therewith, throughout the world: patents, utility models and applications therefor and all reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations and continuations-in-part thereof, and equivalent or similar rights in inventions and discoveries anywhere in the world, including invention disclosures, common law and statutory rights associated with trade secrets, confidential and proprietary information and know how, industrial designs and any registrations and applications therefor, trade names, logos, trade dress, trademarks and service marks, trademark and service mark registrations, trademark and service mark applications, and any and all goodwill associated with and symbolized by the foregoing items, Internet domain name applications and registrations, Internet and World Wide Web URLs or addresses, copyrights, moral rights, copyright registrations and applications therefor, and all other rights corresponding thereto, mask works, mask work registrations and applications therefor, and any equivalent or similar rights in semiconductor masks, layouts, architectures or topology, moral and economic rights of authors and inventors, however denominated, and any similar or equivalent rights to any of the foregoing.

“Intervening Event” means any material event or development or material change in circumstances with respect to the Company and the Company Subsidiaries, taken as a whole, first occurring or arising after the date of this Agreement and prior to the Company Shareholder Approval if and only if such event, development or change in circumstances was neither known by the board of directors of the Company or those individuals set forth on Schedule 1.1(a) nor reasonably foreseeable by the board of directors of the Company or those individuals set forth on Schedule 1.1(a) as of, or prior to, the date of this Agreement; provided, that in no event shall the following events, developments or changes in circumstances constitute an Intervening Event: (A) the receipt, existence or terms of an Acquisition Proposal or any matter relating thereto or consequence thereof, (B) changes in and of themselves in the market price or trading volume of the Company Class A Common Stock or the Parent Common Stock or (C) the fact in and of itself that the Company or Parent meets or exceeds or fails to meet or exceed internal or published projections, forecasts or revenue or earnings predictions for any period.

“Knowledge” of a Person, with respect to any matter in question, means (i) with respect to the Company, the actual knowledge of those individuals set forth on Schedule 1.1(a) and (ii) with respect to Parent, the actual knowledge of those individuals set forth on Schedule 1.1(b), in each case after reasonable inquiry of those employees who would reasonably be expected to have actual knowledge of the matter in question.

“Legal Proceeding” means any private or governmental action, inquiry, claim, charge, complaint, demand, proceeding, suit, hearing, litigation, arbitration, mediation, audit or investigation, in each case whether civil, criminal, administrative, judicial or investigative, or any appeal therefrom.

“Liabilities” means all debts, liabilities, obligations and commitments of any kind, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, asserted or unasserted, known or unknown, including those arising under any Applicable Law, Order or Contract, regardless of whether the same would be required to be reflected on a balance sheet prepared in accordance with GAAP or disclosed in the notes thereto.

“made available” means, with respect to any statement in this Agreement, the Company Disclosure Schedule or the Parent Disclosure Schedule to the effect that any information, document or other material has been “made available” to a Person, that such information, document or material was (i) included in the electronic data room established in connection with this Agreement at least 24 hours prior to the execution of this Agreement, (ii) actually delivered (whether by physical or electronic delivery) to a Person or its Representatives, at least 24 hours prior to the execution of this Agreement or (iii) contained in the Company SEC Reports or Parent Reports, as applicable.

“NASDAQ” means The NASDAQ Stock Market LLC.

“NASDAQ GM” means The NASDAQ Global Market.

“Order” means any judgment, writ, decree, stipulation, determination, decision, legal or arbitration award, settlement or consent agreement, charge, ruling, injunction, restraining order or other order issued, promulgated or entered into by or with (or in the case of a settlement or consent agreement, subject to) any Governmental Entity, whether temporarily, preliminarily or permanently in effect.

“Parent Common Stock” means the common shares of Parent, no par value.

“Parent Material Adverse Effect” means with respect to Parent and the Parent Subsidiaries, taken as a whole, any Effect that, individually or in the aggregate, regardless of whether or not such Effect constitutes a breach of the representations or warranties made by Parent in this Agreement is materially adverse to, or would reasonably be expected to have a material adverse effect on, (i) the condition (financial or otherwise), properties, assets (including intangible assets), business, operations or results of operations of Parent and the Parent Subsidiaries, taken as a whole, or (ii) the ability of Parent to consummate the Merger and the other Transactions and to fully perform its covenants and other obligations under this Agreement; provided, that none of the following will be deemed to be or constitute a Parent Material Adverse Effect or will be taken into account when determining whether a Parent Material Adverse Effect has occurred or may, would or could occur: (A) changes in general economic or political conditions, (B) changes generally affecting the industries in which Parent and the Parent Subsidiaries operate, (C) changes in Applicable Law, GAAP or accounting regulations or principles, or the enforcement, implementation or interpretation thereof, that apply to Parent and the Parent Subsidiaries, (D) the announcement or pendency of this Agreement or the Transactions, including the impact thereof on relationships with employees, customers, suppliers, distributors or others having relationships with Parent or the Parent Subsidiaries, (E) any changes in financial, banking or securities markets in general, including any disruption thereof and any changes in the trading volume or trading prices of any security or any market index or of Parent’s capital stock in and of themselves (it being understood and agreed that such exception shall not apply to any underlying Effect that may have caused such change in the trading prices or volumes), (F) any failure to meet financial projections, whether internal or published (it being understood and agreed that such exception shall not apply to any underlying Effect that may have caused such failure to meet projections, (G) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof, (H) any action required or permitted by this Agreement or any action taken (or omitted to be taken) with the written consent of or at the written request of the Company, or (I) any natural or man-made disaster or acts of God; or provided, that the exceptions in clauses (A), (B), (C), (E), (G) and (I) shall not apply to the extent that such changes have a materially disproportionate effect on Parent and the Parent Subsidiaries, taken as a whole, as compared to other participants in Parent’s and the Parent Subsidiaries’ industries.

“Parent Options” means options granted under Parent’s Amended and Restated 1997 Stock Option Plan.

“Parent Phantom RSUs” means phantom units awarded under Parent’s 2013 Phantom RSU Plan.

“Parent RSUs” means restricted share units awarded under one or more of the following: the 2011 Treasury Based Restricted Share Unit Plan; the Restricted Share Unit Plan (USA Participants) dated May 9, 2007; and the Amended and Restated Share Unit Plan (All Non-USA Participants) dated October 2015.

“Parent Subsidiary” means any Subsidiary of Parent.

“PBCL” means, collectively, the Pennsylvania Business Corporation Law of 1988 and the Pennsylvania Entity Transactions Law.

“Permitted Encumbrance” means (i) Encumbrances for current Taxes not yet due and payable or that are being contested in good faith (provided that reserves, established in accordance with GAAP, have been recorded on the Company Balance Sheet or Parent Balance Sheet, as applicable, for any such contest), (ii) mechanics’, carriers’, workers’, repairers’ and other statutory liens and Encumbrances that are incurred in the ordinary course of business, consistent with past practice, that are not yet due and payable or that are being contested in good faith (provided that reserves, established in accordance with GAAP, have been recorded on the Company Balance Sheet or Parent Balance Sheet, as applicable, for any such contest), (iii) zoning, entitlement, building and other land use regulations imposed by Governmental Entities having jurisdiction over such Person’s owned or leased real property, which are not violated by the current use and operation of such real property, (iv) such imperfections of title and non-monetary Encumbrances and other liens that are not reasonably likely to materially detract from or interfere with the use of the properties subject thereto or affected thereby, or otherwise materially impair any business operations involving such properties, (v) Encumbrances in connection with workers’ compensation, unemployment insurance and other types of social security or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return of money bonds and similar obligations, (vi) Encumbrances existing under Applicable Law relating to the transfer of securities, (vii) Encumbrances securing indebtedness reflected on the Company Balance Sheet or Parent Balance Sheet, as applicable, or (viii) Encumbrances that have not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable.

“Person” means any natural person, company, corporation, limited liability company, general partnership, limited partnership, trust, proprietorship, unincorporated association, joint venture, business organization or Governmental Entity.

“Proprietary Information and Technology” means any and all of the following: works of authorship, computer programs, source code and executable code, whether embodied in software, firmware or otherwise, assemblers, applets, compilers, user interfaces, application programming interfaces, protocols, architectures, documentation, annotations, comments, designs, files, records, schematics, netlists, test methodologies, test vectors, emulation and simulation tools and reports, hardware development tools, models, tooling, prototypes, breadboards and other devices, data, data structures, databases, data compilations and collections, inventions (whether or not patentable), invention disclosures, discoveries, improvements, technology, proprietary and confidential ideas and information, know-how and information maintained as trade secrets, tools, concepts, techniques, methods, processes, formulae, patterns, algorithms and specifications, customer lists and supplier lists and any and all instantiations or embodiments of the foregoing or any Intellectual Property Rights in any form and embodied in any media.

“Representatives” means, collectively, with respect to any Person, such Person’s officers, directors, Affiliates, employees, agents or advisors, including any investment banker, broker, attorney, accountant, consultant or other authorized representative of such Person.

“Sanctions” means economic sanctions imposed, administered or enforced from time to time by a U.S. or Canadian Governmental Entity, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, including the rules and regulations promulgated thereunder.

“Securities Laws” means all applicable federal, state (including “blue sky”), provincial or foreign securities laws, including, without limitation, the Canadian Securities Laws.

“SEDAR” means the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval.

“Subsidiary” means, with respect to any Person, any corporation, association, business entity, partnership, joint venture, limited liability company or other Person of which such first Person, either alone or together with one or more of its Subsidiaries or by one or more other of its Subsidiaries (i) directly or indirectly owns or controls securities or other interests representing more than 50% of the voting power of such Person, or (ii) is entitled, by Contract or otherwise, to elect, appoint or designate directors constituting a majority of the members of such Person’s board of directors or other governing body.

“Superior Proposal” means an unsolicited, bona fide written Acquisition Proposal submitted after the date hereof, which (i) is not subject to a financing condition, (ii) is on terms that the board of directors of the Company (or a duly authorized committee thereof) determines in good faith (following consultation with the Company’s outside legal counsel and independent financial advisor, in each case of national standing), taking into account, among other things, all legal, financial, regulatory, timing and other aspects of such Acquisition Proposal, including conditions to consummation and the Person making the offer, are more favorable, from a financial point of view, to the Company and the Company’s shareholders than the terms of the Merger (after giving effect to any adjustments to the terms of this Agreement proposed by Parent in response to such Acquisition Proposal) and (iii) is reasonably likely to be consummated in accordance with its terms on a timely basis, taking into account all legal, regulatory and financial aspects (including the certainty of closing and the availability of financing) and the ability of such third party to consummate the transactions contemplated by such Acquisition Proposal; provided that for purposes of the definition of Superior Proposal, the references to “twenty five percent (25%)” in the definition of Acquisition Proposal shall be deemed to be references to “fifty percent (50%).”

“Takeover Laws” means any “moratorium,” “fair price,” “interested shareholder,” “business combination,” “control share acquisition” or similar provision of any federal, state or provincial anti-takeover Applicable Law.

“Tax” (and, with correlative meaning, “Taxes,” “Taxable” and “Taxing”) means (i) any income, alternative or add-on minimum tax, gross income, estimated, gross receipts, sales, use, ad valorem, telecommunication tax, value added, transfer, franchise, capital stock, profits, license, registration, withholding, payroll, social security (or equivalent), pension, employment, unemployment, disability, excise, severance, stamp, occupation, premium, property (real, tangible or intangible), environmental or windfall profit tax, custom duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount (whether disputed or not) imposed by any Tax Authority, (ii) any Liability for the payment of any amounts of the type described in clause (i) as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group for any Taxable period and (iii) any Liability for the payment of any amounts of the type described in clause (i) or (ii) as a result of being a transferee of or successor to any Person or as a result of any express obligation to assume such Taxes or to indemnify any other Person.

“Tax Authority” means any Governmental Entity responsible for the assessment, determination, collection or administration of any Tax (domestic or foreign).

“Tax Return” means any return, statement, report or form (including estimated Tax returns and reports, withholding Tax returns and reports, any schedule or attachment and information returns and reports) relating to Taxes.

“Third-Party Intellectual Property” means any and all Intellectual Property owned by a third party.

“Transactions” means the Merger and the other transactions contemplated by this Agreement.

“TSX” means the Toronto Stock Exchange.

(b) Other capitalized terms used herein and not defined in Section 1.1(a) have the meanings located in the corresponding section below:

Term	Section
Agreement	Preamble
Balance Sheet Date	Section 3.6(a)
Book-Entry Shares	Section 2.4(a)
Certificates	Section 2.4(a)
Chosen Courts	Section 9.8
Closing	Section 1.3
Closing Date	Section 1.3
COBRA	Section 3.9(c)
Communications Laws	Section 3.27
Company	Preamble
Company Adverse Recommendation Change	Section 6.4(e)
Company Balance Sheet	Section 3.6(a)
Company Board Recommendation	Section 6.2(b)
Company Board Recommendation Notice	Section 6.4(g)
Company Disclosure Schedule	Section 9.12
Company Disqualified Persons	Section 6.12(d)
Company Employees	Section 6.12(a)
Company Employee Plan	Section 3.9(a)
Company ERISA Affiliate	Section 3.9(a)

Term	Section
Company Financial Statements	Section 3.6(a)
Company Government Contract	Section 3.12(c)
Company Insiders	Section 6.14
Company Material Contract	Section 3.12(a)
Company Permits	Section 3.4(b)
Company SEC Reports	Section 3.5(a)
Company Shareholder Approval	Section 3.3(b)
Company Shareholder Meeting	Section 6.2(a)
Company Voting Debt	Section 3.2(g)
Company Warrant	Section 2.6(b)
Confidential Information	Section 3.15(j)
Confidentiality Agreement	Section 6.6(a)
Department of State	Section 1.4
Effective Time	Section 1.4
Environmental Law	Section 3.13
ERISA	Section 3.9(a)
Exchange Agent	Section 2.4(a)
Exchange Ratio	Section 2.1(a)
Excluded Shares	Section 2.1(b)
HSR Condition	Section 7.1(f)
Indemnified Parties	Section 6.13(a)
Insurance Policies	Section 3.17
In-the-Money Option	Section 2.6(a)
In-the-Money SAR	Section 2.6(a)
Leased Real Property	Section 3.16(b)
Legal Proceedings Condition	Section 7.1(e)
Measurement Date	Section 4.2(a)
Merger	Recitals
Merger Consideration	Section 2.1(a)
Merger Sub	Preamble
Merger Sub Documents	Section 4.12(a)
Notice Period	Section 6.4(h)
Open Source Materials	Section 3.15(k)
Parent	Preamble
Parent Balance Sheet	Section 4.7(a)
Parent Disclosure Schedule	Section 9.12
Parent Financial Statements	Section 4.7(a)
Parent Plans	Section 6.12(b)
Parent Reports	Section 4.6(b)
Parent Welfare Plan	Section 6.12(b)
Permitted Hires	Section 5.2(vi)
Premium Cap	Section 6.13(b)
Proxy/Prospectus	Section 6.1(a)
Registration Statement	Section 6.1(a)
Restraints	Section 7.1(d)
Sarbanes-Oxley Act	Section 3.5(b)

Term	Section
SEC Condition	Section 7.1(c)
Statement of Merger	Section 1.4
Support Agreement	Recitals
Surviving Corporation	Recitals
Termination Date	Section 8.1(b)(i)
Termination Date Extension	Section 8.1(b)(i)
Termination Fee	Section 8.3(d)
Transaction Litigation	Section 6.16
USAC	Section 3.27
WARN Act	Section 3.9(u)

Section 1.2 The Merger. Subject to the terms and conditions of this Agreement, in accordance with the PBCL, at the Effective Time, Merger Sub shall merge with and into the Company. The Company shall be the Surviving Corporation in the Merger and shall continue its existence under the laws of the Commonwealth of Pennsylvania. As of the Effective Time, the separate corporate existence of Merger Sub shall cease.

Section 1.3 Closing. On the terms and subject to the conditions set forth in this Agreement, the closing of the Merger (the “Closing”) shall take place at 10:00 a.m., New York City time, at the offices of Arnold & Porter Kaye Scholer LLP, counsel to the Company, on a date to be specified by the parties, which date shall be no later than three (3) Business Days after the satisfaction or waiver (subject to Applicable Law) of the latest to occur of the conditions set forth in ARTICLE VII (other than those conditions that by their nature are to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of those conditions), unless another date, time or place is agreed to in writing by Parent and the Company. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

Section 1.4 Effective Time. Subject to the terms and conditions of this Agreement, on or before the Closing Date, Parent shall cause to be filed with the Department of State of the Commonwealth of Pennsylvania (the “Department of State”), a Statement of Merger with respect to the Merger (the “Statement of Merger”), duly executed and completed in accordance with the relevant provisions of the PBCL. The Merger shall become effective as of the date and time specified in the Statement of Merger (such date and time, the “Effective Time”).

Section 1.5 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the applicable provisions of the PBCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company shall become the debts, liabilities and duties of the Surviving Corporation.

Section 1.6 Articles of Incorporation and Bylaws of the Surviving Corporation. The articles of incorporation and bylaws of the Surviving Corporation shall be the articles of incorporation and bylaws of Merger Sub as in effect immediately prior to the Effective Time, until duly amended in accordance with the respective terms thereof and Applicable Law.

Section 1.7 Directors and Officers.

(a) The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation and shall hold office until their respective successors are duly elected or appointed, or their earlier death, resignation or removal.

(b) Except as otherwise provided herein, the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation and shall hold office until their respective successors are duly appointed, or their earlier death, resignation or removal.

Section 1.8 Tax Consequences. It is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement is intended to be, and is adopted as, a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Treasury Regulations Section 1.368-2(g).

ARTICLE II

EFFECT ON THE CAPITAL STOCK AND EQUITY AWARDS; DELIVERY OF MERGER CONSIDERATION

Section 2.1 Treatment of Company Class A Common Stock.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or holders of any securities of the Company, each share of Company Class A Common Stock issued and outstanding immediately prior to the Effective Time (including shares of Company Class A Common Stock resulting from the exercise of Company Warrants in accordance with Section 2.6(b), and other than the Excluded Shares) shall automatically be cancelled and converted into the right to receive, subject to adjustment in accordance with Section 2.3, 0.1800 shares (the “Exchange Ratio”) of Parent Common Stock (such fraction of a share of Parent Common Stock, the “Merger Consideration”) whereupon each holder of Company Class A Company Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration issuable in respect thereof pursuant to this ARTICLE II, which Merger Consideration shall be deemed to be issued in full satisfaction of all rights pertaining to such shares.

(b) At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or any other Person, all shares of Company Class A Common Stock owned by the Company (including any shares of Company Class A Common Stock held in the treasury of the Company and any shares of Company Class A Common Stock reserved for issuance upon the exercise of Company Options, Company SARs, Company Warrants and the settlement of Company RSUs), Parent or any of their respective Subsidiaries (“Excluded Shares”) shall be canceled and shall cease to exist, and no consideration shall be paid therefor.

Section 2.2 Treatment of Merger Sub Capital Stock. At the Effective Time, the issued and outstanding shares of the common stock of Merger Sub shall be automatically converted into and become fully paid and nonassessable shares of the common stock of the Surviving Corporation equal in number to the number of shares of Company Class A Common Stock issued and outstanding immediately prior to the Effective Time (including shares of Company Class A Common Stock resulting from the exercise of Company Warrants in accordance with Section 2.6(b) and other than the Excluded Shares) and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

Section 2.3 Adjustments. If, prior to the Effective Time, the outstanding shares of Parent Common Stock or Company Class A Common Stock shall have been increased, decreased or changed into or exchanged for a different number or kind of shares or securities, in any such case as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, or there shall be any extraordinary dividend or distribution paid, an appropriate and proportionate adjustment shall be made to the Merger Consideration to give holders of Company Class A Common Stock the same economic effect as contemplated by this Agreement prior to such event; provided, that nothing in this sentence shall be construed to permit Parent or the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

Section 2.4 Exchange Agent; Procedure for Surrender of Shares.

(a) Prior to the Effective Time, Parent shall designate a bank or trust company acceptable to the Company (the “Exchange Agent”) for the purpose of exchanging the Company Class A Common Stock certificates (the “Certificates”) and the shares of Company Class A Common Stock represented by book-entry (“Book-Entry Shares”) for the Merger Consideration. All fees and expenses of the Exchange Agent shall be paid by Parent. At or promptly after the Effective Time, Parent shall authorize the Exchange Agent to issue certificates, or at Parent’s option, evidence of shares in book-entry form, representing the shares of Parent Common Stock equal to the aggregate Merger Consideration for the sole benefit of the former holders of shares of Company Class A Common Stock.

(b) Promptly after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of a Certificate or Book-Entry Share and whose shares of Company Class A Common Stock each were converted pursuant to Section 2.1(a) into the right to receive the Merger Consideration (i) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares shall pass, only upon delivery of such to the Exchange Agent and shall be in such form and have such other provisions as Parent may reasonably specify and (ii) instructions for effecting the surrender of the Company Class A Common Stock in exchange for the Merger Consideration that such holder has the right to receive pursuant to Section 2.1(a), including any amount of cash payable in respect of fractional shares in accordance with Section 2.7. Upon surrender of a Certificate (or an affidavit of loss in lieu thereof) or Book-Entry Share for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor the applicable Merger Consideration for each share of Company Class A Common Stock formerly represented by such Certificate or Book-Entry Share, to be delivered within ten (10) Business Days following the later to occur of (x) the Effective Time or (y) the Exchange Agent’s receipt of a duly executed letter of transmittal and such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share, and the Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share so surrendered shall be forthwith canceled. The Exchange Agent shall accept such Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. If registration of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition precedent of such registration that (A) the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and (B) the Person requesting such registration shall have paid any transfer and other similar Taxes required by reason of the registration of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of Parent that such Tax either has been paid or is not required to be paid. Registration of the applicable Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered. Until surrendered as contemplated by this Section 2.4(b), each Certificate and Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the applicable Merger Consideration as contemplated by this Section 2.4(b), without interest thereon.

(c) In the event that any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof (such affidavit to be in a form reasonably satisfactory to Parent and the Exchange Agent), the applicable Merger Consideration payable in respect thereof pursuant to Section 2.1(a), including any amount payable in respect of fractional shares in accordance with Section 2.7; provided, that Parent may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificate to deliver a bond in such reasonable and customary amount as Parent may direct as indemnity against any claim that may be made against Parent, the Surviving Corporation or the Exchange Agent with respect to the Certificate alleged to have been lost, stolen or destroyed.

Section 2.5 Transfer Books; No Further Ownership Rights. At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of shares of Company Class A Common Stock on the records of the Company. From and after the Effective Time, the holders of Certificates or Book-Entry Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to the shares of Company Class A Common Stock formerly represented thereby except as otherwise provided for herein or by Applicable Law. If, after the Effective Time, Certificates or Book-Entry Shares are presented to Parent for any reason, they shall be canceled and exchanged as provided in this Agreement.

(a) Termination of Exchange Agent; No Liability. With respect to any portion of the Merger Consideration that remains unclaimed by the holders of Company Class A Common Shares one (1) year after the Effective Time, such holders shall thereafter look only to Parent (subject to abandoned property, escheat or similar Applicable Law) as general creditors thereof with respect to the applicable Merger Consideration due to such holders upon due surrender of their Certificates or Book-Entry Shares and compliance with the procedures in Section 2.4(b), without any interest thereon. Notwithstanding the foregoing, none of Parent, the Surviving Corporation or the Exchange Agent shall be liable to any holder of a Certificate or Book-Entry Share for any Merger Consideration, or other amounts, properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Applicable Law.

(b) Withholding. Each of Parent, the Company, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from any amounts otherwise payable to any Person pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under Applicable Law with respect to Taxes. Any amounts so deducted and withheld shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

Section 2.6 Treatment of Company Equity Awards.

(a) Company Options and Company SARs. At the Effective Time, without any action on the part of the holder thereof, each Company Option and Company SAR that is outstanding immediately prior to the Effective Time and that has an exercise price that is less than the product of (1) the Exchange Ratio and (2) the Parent Stock Price (such product, the “Merger Consideration FMV” (such Company Option or Company SAR, an “In-the-Money Option” or “In-the-Money SAR”, respectively), shall become fully vested (to the extent not already vested) and shall automatically be canceled and extinguished, no longer be outstanding and cease to represent the right to acquire shares of Company Class A Common Stock, and in consideration therefor, the holder thereof shall be entitled to receive, as soon as reasonably practicable after the Effective Time, a “number” of shares of Parent Common Stock for each such Company Option and Company SAR, wherein the “number” is determined by dividing (i) the excess of (x) the Exchange Ratio multiplied by the Parent Stock Price minus (y) the per-share exercise price for the shares of Company Class A Common Stock that would have been issuable upon exercise of such In-the-Money Option or In-the-Money SAR as the case may be, by (ii) the Parent Stock Price and rounding to the nearest ten-thousandth of a share. Each Company Option and Company SAR that is outstanding immediately prior to the Effective Time and that is not an In-the-Money Option or In-the-Money SAR, whether vested or unvested, shall be canceled and extinguished, no longer be outstanding and cease to represent the right to acquire shares of Company Class A Common Stock and no consideration shall be paid therefore. Parent shall pay to each holder of In-the-Money Options or In-the-Money SARs cash in lieu of fractional shares to which such holder would be entitled pursuant to this Section 2.6(a); provided that the calculation of the amount of such fractional shares shall be determined on an aggregate basis taking into account all In-the-Money Options and In-the-Money SARs held by such holder. For purposes hereof, “Parent Stock Price” shall mean the volume weighted average price of a share of Parent Common Stock on NASDAQ GM for the five (5) trading days ending on the last trading day prior to the day on which the Effective Time occurs.

(b) Company Warrants. Not less than seven (7) Business Days prior to the Closing, the Company will provide written notice to all holders of each outstanding unexercised warrant to purchase or otherwise acquire shares of Company Class A Common Stock (each, a “Company Warrant”), which notice shall include such reasonable information as a holder of a Company Warrant may reasonably require regarding the treatment of a Company Warrant in connection with the Closing and which notice shall otherwise be provided in accordance with the terms of each applicable Company Warrant agreement. If, upon receiving notice of the Closing of the Merger, the holder of a Company Warrant exercises such Company Warrant in accordance with its terms, then (1) such exercise shall be deemed effective immediately prior to and contingent upon the consummation of the Merger and such exercise will be governed by the terms of the applicable Company Warrant agreement, and (2) at the Effective Time, such Company Warrant shall be cancelled and, the holder thereof shall be entitled to receive, as promptly as practicable (but no later than fifteen (15) calendar days) following the Effective Time, in consideration of the exercise and cancellation of such Company Warrant and in settlement therefor, in lieu of the Company Class A Common Stock immediately issuable upon exercise of the Company Warrant, that number of shares of Parent Common Stock equal to the Exchange Ratio multiplied by the number of shares of Company Class A Common Stock that would have been issuable upon exercise of such Company Warrant had the Company Warrant been exercised immediately prior thereto. If, upon receiving notice of the Closing of the Merger, the holder of a Company Warrant does not exercise such Company Warrant in accordance with its terms, then (A) such Company Warrant will expire immediately prior to the consummation of the Merger and (B) at the Effective Time, such Company Warrant shall be cancelled and extinguished, no longer outstanding and cease to represent the right to acquire shares of Company Class A Common Stock or receive any Merger Consideration, without any payment of any consideration therefor. The Company agrees to take all necessary action to terminate each Company Warrant as of the Effective Time in accordance with the terms of the applicable Company Warrant agreement. The provisions of this Section 2.6(b) shall not apply in respect of the warrants issued to, and outstanding in the name of, HCP-FVF, LLC, the treatment of which is governed by an agreement between HCP-FVF LLC and the Company.

(c) Company Restricted Stock Units. At the Effective Time, each Company RSU that is outstanding immediately prior to the Effective Time shall vest in full and the restrictions thereon shall lapse. As of the Effective Time, each such Company RSU shall be cancelled and the holder thereof shall be entitled to receive, as promptly as practicable (but no later than fifteen (15) calendar days) following the Effective Time, (1) a number of shares of Parent Common Stock equal to the Exchange Ratio multiplied by the number of shares of Company Class A Common Stock represented by each such Company RSU and (2) any accrued but unpaid dividends with respect to any Company RSU, in each case without interest and less applicable withholding Taxes.

(d) Notices. Parent and the Company shall cooperate to provide any notices to the holders of Company Options, Company SARs, Company Warrants and Company RSUs required in connection with the consummation of the Merger and the other Transactions.

(e) The Company shall, immediately prior to the Effective Time, take all actions necessary in order to, and terminate each Company Option Plan and cancel the Company Options and Company SARs (in accordance with cancellation agreements or otherwise) and to effectuate the actions contemplated by this Section 2.6 and to ensure that no holder of Company Options, Company SARs, Company Warrants or Company RSUs shall have any rights from and after the Effective Time with respect to any such Company Options, Company SARs, Company Warrants or Company RSUs, except as expressly provided in this Section 2.6; provided that such actions shall expressly be conditioned upon the consummation of the Merger and each of the other Transactions and shall be of no force or effect if this Agreement is terminated.

Section 2.7 Fractional Shares.

(a) No certificates, receipts or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender or transfer for exchange of Certificates or Book-Entry Shares and no such holder of fractional shares of Parent Common Stock shall be entitled to dividends, voting rights or any other rights in respect of any fractional share.

(b) Notwithstanding any other provision of this Agreement, each holder of a share of Company Class A Common Stock converted in the Merger who would otherwise be entitled to receive a fraction of a share of Parent Common Stock (after taking into account all shares of Company Class A Common Stock held at the Effective Time by such holder) shall receive, in lieu thereof, from the Exchange Agent, an amount in cash equal to the product obtained by multiplying (i) the fraction of a share of Parent Common Stock to which such holder would otherwise have been entitled by (ii) the closing price for a share of Parent Common Stock on NASDAQ GM on the first Business Day immediately following the Effective Time.

Section 2.8 Further Assurances. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and interest in, to and under, and/or possession of, all assets, property, rights, privileges, powers and franchises of the Company, the officers and directors of the Surviving Corporation are fully authorized in the name and on behalf of the Company or otherwise, to take all lawful action necessary or desirable to accomplish such purpose or acts.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the (a) Company SEC Reports filed with or furnished to the SEC (and made publicly available) on or following January 1, 2014 and prior to the date hereof (excluding any documents incorporated by reference therein and excluding disclosures contained in the “risk factors” section or constituting “forward looking statements”, or which are cautionary, predictive or speculative in nature), it being understood that this clause (a) will not apply to any of Section 3.1, Section 3.2, Section 3.3, Section 3.5, Section 3.6 and Section 3.25; or (b) Company Disclosure Schedule dated as of the date of this Agreement, the Company represents and warrants to Parent and Merger Sub as follows:

Section 3.1 Corporate Organization; Subsidiaries.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania. Section 3.1(a) of the Company Disclosure Schedule sets forth a true, complete and correct list of the Company Subsidiaries and their respective jurisdictions of organization or formation. Each Company Subsidiary is an entity that is duly organized or formed, validly existing and in good standing under the laws of its jurisdiction of organization or formation (except, in the case of good standing, any jurisdiction that does not recognize such concept). The Company and each Company Subsidiary has the corporate or other applicable power to own, lease or operate its properties and assets and to conduct its respective business and is duly qualified or licensed to do business and is in good standing in each jurisdiction where such qualification or license is required by Applicable Law (to the extent the concept of “good standing” is recognized by such jurisdiction), except where the failure to be so qualified and in good standing, individually or in the aggregate with any such other failures, would not reasonably be expected to have a Company Material Adverse Effect.

(b) The Company has made available to Parent a true, correct and complete copy of the articles of incorporation and bylaws or other equivalent organizational or governing documents, as applicable, of the Company and each Company Subsidiary, in each case as amended to date.

(c) All of the issued and outstanding shares of capital stock and membership interests, as applicable, of each Company Subsidiary are duly authorized, validly issued, fully paid and non-assessable, are owned by the Company or another Company Subsidiary free and clear of all Encumbrances other than Permitted Encumbrances, and are not subject to any preemptive right or right of first refusal, other than in favor of the Company or a Company Subsidiary, including whether created by statute, the articles of incorporation and bylaws or other equivalent organizational or governing documents, as applicable, of such Company Subsidiary or any Contract to which the Company or such Company Subsidiary is a party or by which it is bound. There are no outstanding subscriptions, options, warrants, stock appreciation rights, restricted stock units, “put” or “call” rights, exchangeable or convertible securities or other Contracts to which the Company or any Company Subsidiary is party or by which the Company or any Company Subsidiary is bound with respect to the issued or unissued capital stock or other securities of any Company Subsidiary or otherwise obligating the Company or any Company Subsidiary to provide economic benefits based, directly or indirectly, on the value or price of any securities in any Company Subsidiary or issue, transfer, sell, purchase, redeem or otherwise acquire or sell any such securities, including any shareholder rights plans, “poison pill,” anti-takeover plans or other similar devices. Other than the Company Subsidiaries, the Company does not directly or indirectly own any equity or similar interest in, or any interest convertible or exchangeable or exercisable for, any equity or similar interest in, any Person. Neither the Company nor any Company Subsidiary has any obligation to acquire any equity or voting interest, security, right, agreement or commitment or to provide funds or make any investment in any Person.

Section 3.2 Capitalization.

(a) The authorized capital stock of the Company consists solely of 30,000,000 shares of Company Class A Common Stock, 5,000,000 shares of Company Class B Common Stock and 3,000,000 shares of Company Preferred Stock. As of the date hereof, (i) a total of 19,675,128 shares of Company Class A Common Stock were issued and outstanding, (ii) no shares of Company Class B Common Stock were issued and outstanding or held by the Company as treasury shares, (iii) no shares of Company Preferred Stock were issued and outstanding or held by the Company as treasury shares, (iv) 1,462,819 shares of Company Class A Common Stock were held by the Company as treasury shares, (v) 888,729 shares of Company Class A Common Stock were reserved for issuance upon the exercise of outstanding Company Options, (vi) 150,432 shares of Company Class A Common Stock were reserved for issuance upon the exercise of outstanding Company SARS, (vii) 1,020,944 shares of Company Class A Common Stock reserved for issuance upon the exercise of the outstanding Company Warrants, (viii) 204,789 shares of Company Class A Common Stock were reserved for issuance upon the settlement of outstanding Company RSUs, (ix) 1,312,279 shares of Company Class A Common Stock were reserved pursuant to future grants under the Company Option Plans and (x) no other shares of Company Capital Stock were issued, reserved for issuance or outstanding. The Company has not designated, authorized or issued any shares of capital stock other than the Company Capital Stock. Except as set forth in Section 3.2(b), Section 3.2(c) and Section 3.2(d) of the Company Disclosure Schedule, as of the date hereof, there are no options, restricted stock units, restricted shares, shares of phantom stock, other equity-based awards relating to the shares of Company Capital Stock (whether settled in shares of Company Capital Stock or cash), warrants, puts, calls, rights or Contracts of any character to which the Company is a party or by which it is bound (x) obligating the Company to grant, issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of Company Capital Stock, any options, restricted stock units or warrants to purchase or acquire any Company Capital Stock or other securities of the Company, or any Company Voting Debt, or (y) obligating the Company to grant, extend, accelerate the vesting and/or repurchase rights of, change the price of, or otherwise amend or enter into any such option, restricted stock unit, warrant, put, call, right or Contract.

(b) Section 3.2(b) of the Company Disclosure Schedule sets forth, as of the date hereof, a detailed description of all outstanding Company Warrants.

(c) Section 3.2(c) of the Company Disclosure Schedule sets forth, as of the date hereof, a schedule of outstanding Company Options and Company SARs, including (i) the grant number that correlates to the holder thereof, (ii) the date of grant thereof, (iii) the number of shares of Company Class A Common Stock subject thereto, (iv) the exercise price thereof (if any), (v) the number of such Company Options and Company SARs that are vested or unvested and (vi) the specific Company Option Plan pursuant to which such Company Option or Company SAR was granted.

(d) Section 3.2(d) of the Company Disclosure Schedule sets forth, as of the date hereof, a schedule of outstanding Company RSUs, including (i) the grant number that correlates to the holder thereof, (ii) the date of grant thereof, (iii) the number of shares of Company Class A Common Stock subject thereto, (iv) the number of such Company RSUs that are remaining or forfeited and (v) the specific Company Option Plan pursuant to which such Company RSU was granted.

(e) All issued and outstanding shares of Company Class A Common Stock are duly authorized, validly issued, fully paid and non-assessable and are free of all Encumbrances (other than Permitted Encumbrances), preemptive rights, rights of first refusal and “put” or “call” rights created by statute, the articles of incorporation or bylaws of the Company or any Contract to which the Company is a party or by which it is bound. There is no liability for dividends accrued and unpaid by the Company or any Company Subsidiary. No Company Subsidiary owns any shares of Company Class A Common Stock.

(f) All issued and outstanding shares of Company Class A Common Stock and all outstanding Company Options, Company SARs, Company Warrants and Company RSUs were issued, and all repurchases of Company securities were made, in compliance in all material respects with all Applicable Law and all requirements set forth in applicable Contracts. All shares that may be issued upon the exercise of Company Options, Company SARs or Company Warrants or upon the settlement of Company RSUs will, if and when issued, be validly issued in compliance in all material respects with all Applicable Law and all requirements set forth in applicable Company Option Plans and Contracts. Each Company Option was granted with an exercise price per share equal to or greater than the fair market value of a share of Company Class A Common Stock on the effective date of such grant, has a grant date identical to the grant date approved by the Company’s board of directors or the compensation committee thereof, which is either the date on which the Company Option was awarded or a later date specified by the Company’s board of directors or the compensation committee thereof.

(g) No Company Debt (i) having the right to vote on any matters on which shareholders may vote (or which is convertible into, or exchangeable for, securities having such right) or (ii) the value of which is in any way based upon or derived from the capital or voting stock of the Company (collectively, “Company Voting Debt”), is issued or outstanding.

(h) Other than the Support Agreements, there are no Contracts relating to voting, or the purchase or sale, of any Company Class A Common Stock between or among the Company, on the one hand, and any of the Company’s shareholders, on the other hand. The terms of each of the Company Option Plans, the Company Options, the Company SARs, the Company Warrants and the Company RSUs permit the treatment of each such award as provided in Section 2.6, without the consent or approval of the holders thereof, the Company’s shareholders or otherwise. True, correct and complete copies of each Company Option Plan, the standard form of all Contracts relating to or issued under each Company Option Plan and all agreements and instruments relating to or issued under each Company Option Plan with respect to the Company Options, the Company SARs, the Company Warrants or the Company RSUs that differ in any material respect from such standard form agreements have been made available to Parent, and such agreements and instruments have not been amended, modified or supplemented since being made available to Parent, and there are no agreements, understandings or commitments to amend, modify or supplement such agreements or instruments in any case from those made available to Parent. No change in the price, exercise period or other modification in the terms of any Company Option, Company RSU, Company SAR, put, call or other right, in any such case will arise in connection with the Merger or upon termination of employment or service with the Company or any Company Subsidiary, or with the Surviving Company, following the Merger or otherwise.

Section 3.3 Authority; No Violation.

(a) The Company has all requisite corporate power and authority to enter into this Agreement and, subject to obtaining the Company Shareholder Approval, to consummate the Merger and perform its obligations hereunder. The execution and delivery of this Agreement and, subject to obtaining the Company Shareholder Approval, the consummation of the Merger and the performance by the Company of its obligations hereunder have been duly authorized by all necessary corporate action on the part of the Company and no additional corporate actions or proceedings on the part of the Company are necessary, other than obtaining the Company Shareholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery thereof by each of the other parties hereto, constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law.

(b) At a meeting duly called and held prior to the execution of this Agreement, the board of directors of the Company, by resolutions duly adopted at such meeting (and not thereafter modified or rescinded) by the unanimous vote of the full board of directors of the Company, has (i) determined that the Merger and the terms and conditions of this Agreement are fair to, advisable and in the best interests of the Company and the Company’s shareholders, (ii) approved the execution and delivery of this Agreement and the performance by the Company of its obligations hereunder, including the Merger, and (iii) directed that the adoption of this Agreement be submitted to the Company’s shareholders for consideration, with a recommendation that all of the Company’s shareholders adopt this Agreement. The affirmative vote of a majority of the votes cast by all shareholders entitled to vote on the plan of merger (such affirmative vote, the “Company Shareholder Approval”) is the only vote of the Company’s shareholders or other equity holders necessary under Applicable Law and the Company’s articles of incorporation and bylaws to adopt this Agreement and to consummate the Merger.

(c) The execution, delivery and performance of this Agreement by the Company does not, and the consummation of the Merger and the other Transactions will not (i) result in a violation or breach of, constitute a default (or an event which, with notice or lapse of time or both, would become a default), require any consent or approval to be obtained or notice to be given under, or give rise to any third party right of termination, cancellation, suspension, acceleration, penalty or payment obligation or right to purchase or sale under, or loss of any material benefit under any provision of: (A) the articles of incorporation, bylaws or other organizational documents of the Company or any of the Company Subsidiaries, (B) any Company Permit or Company Material Contract to which the Company or any of the Company Subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which the Company or any of the Company Subsidiaries is bound, or (C) any Applicable Law or Order applicable to the Company or any of the Company Subsidiaries or any of their respective properties or assets; (ii) give rise to any rights of first refusal or trigger any change in control provisions, rights of first offer or first refusal or any similar provisions or any restrictions or limitations under any note, bond, mortgage, indenture, Company Material Contract, license, franchise or Company Permit to which any the Company or any of the Company Subsidiaries is a party; (iii) give rise to any termination or acceleration of indebtedness, or cause any third party indebtedness to come due before its stated maturity or cause any available credit to cease to be available; or (iv) result in the imposition of any Encumbrance upon any of the property or assets of the Company or any of the Company Subsidiaries or restrict, hinder, impair or limit the ability of either the Company or any of the Company Subsidiaries to conduct its business as and where it is now being conducted, other than, in the case of clauses (B) and (C) of this Section 3.3(c), which would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect or prevent, materially alter or materially delay any of the Transactions. The Company is not in violation of any of the provisions of its certificate of incorporation or bylaws.

(d) No consent, approval, order, authorization, release or waiver of, or registration, notification, declaration or filing with, any Governmental Entity is required by the Company or any Company Subsidiary in connection with the execution, delivery and performance of this Agreement or the consummation of the Merger, except for (i) the filing of the Statement of Merger pursuant to Section 1.3, (ii) such filings and notifications as may be required under the HSR Act and any other applicable Antitrust Law and the expiration or early termination of applicable waiting periods under the HSR Act and any such other applicable Antitrust Law, (iii) the filing with the SEC of (A) a proxy statement relating to the Company Shareholder Meeting, and (B) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement and the Merger, (iv) such other filings and notifications as may be required under federal, provincial, state (including “blue sky”) or foreign securities laws or the rules and regulations of NASDAQ and (v) such other consents, approvals, orders, authorizations, releases, waivers, registrations, notifications, declarations or filings that, if not obtained or made, would not, individually or in the aggregate, reasonably be expected to (A) result in a Company Material Adverse Effect or (B) prevent, materially alter or materially delay the consummation of the Merger.

Section 3.4 Compliance with Laws; Permits.

(a) The Company and each Company Subsidiary, since January 1, 2014, has complied with, is not in violation of, and has not received any written notice regarding any violation with respect to, any Applicable Law or Order including any applicable Anti-Corruption and export and import control laws with respect to the Company Business, except as would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.

(b) The Company and each Company Subsidiary has obtained each federal, state, provincial, county, local or foreign governmental consent, license, permit, grant or other authorization of a Governmental Entity that is required for and material to the operation of the Company Business or the holding of any interest in any of its material assets or properties (all of the foregoing consents, licenses, permits, grants and other authorizations, collectively, the “Company Permits”), and all of the Company Permits are in full force and effect, except where the failure to obtain or maintain such Company Permits would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole. The Company and the Company Subsidiaries are in compliance in all material respects with the terms of the Company Permits. Neither the Company nor any Company Subsidiary has received any written, or to the Knowledge of the Company, oral, notice from any Governmental Entity regarding (A) any failure to comply in all material respects with any term or requirement of any Company Permit or (B) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Company Permit, except as would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole. To the Knowledge of the Company, none of the Company Permits will be terminated or materially impaired, or will become terminable, in whole or in part, as a result of the Merger.

(c) None of the Company or any Company Subsidiary, nor to the Knowledge of the Company, any of their respective directors or officers, employees, agents or Representatives (in each case, acting in their capacities as such) has, since January 1, 2014, directly or indirectly through its representatives or any Person authorized to act on its behalf (including any distributor, agent, sales intermediary or other third party), violated in any material respect any Anti-Corruption Law. Neither the Company nor, to the Knowledge of the Company, any of its directors, officers or employees (acting in their capacities as such) has been convicted of violating any Anti-Corruption Law.

(d) The Company and each of the Company Subsidiaries is and, since January 1, 2014, has been in compliance, other than in de minimis respects, with all Sanctions applicable to each of the Company and the Company Subsidiaries. Except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, since January 1, 2014, neither the Company nor any of the Company Subsidiaries has received any written notices of violations with respect to any Sanctions.

Section 3.5 Company SEC Reports.

(a) The Company has filed or furnished, as applicable, on a timely basis, all forms, registration statements, schedules, reports, prospectuses, proxy statements and documents (including items incorporated by reference) required to be so filed or furnished by the Company with the SEC since January 1, 2014. All such required forms, registration statements, schedules, reports, prospectuses, proxy statements and documents, including all exhibits and schedules thereto (and including those that the Company may file following the date hereof) are referred to herein as the “Company SEC Reports”. After the date of this Agreement and until the Effective Time, the Company will file all forms, registration statements, schedules, reports, prospectuses, proxy statements and documents with the SEC that are required to be filed by it under Applicable Law at or prior to the time so required, including any amendments or supplements thereto. As of their respective dates (or, if amended, as of the date of the last such amendment), the Company SEC Reports (i) complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes Oxley Act of 2002 (the “Sarbanes Oxley Act”) and the respective rules and regulations of the SEC thereunder applicable to such Company SEC Reports and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date hereof, then on the date of such amended or superseding filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent corrected prior to the date hereof by a subsequently filed Company SEC Report. None of the Company Subsidiaries is required to file any forms, reports or other documents with the SEC. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Reports. There has been no material correspondence between the SEC and the Company or any Company Subsidiary since January 1, 2014 that is not available on the SEC’s Electronic Data Gathering, Analysis and Retrieval database. To the Knowledge of the Company, there is not, as of the date of this Agreement, any investigation or review being conducted by the SEC or any other Governmental Entity of any Company SEC Report (including the financial statements included therein).

(b) Since January 1, 2014, no executive officer of the Company or any Company Subsidiary has failed to make the certifications required of him or her under Section 302 or Section 906 of the Sarbanes-Oxley Act with respect to any Company SEC Report, except as disclosed in certifications filed with the Company SEC Reports, and at the time of filing or submission of each such certification, such certification was true and accurate and complied with the Sarbanes-Oxley Act. Since January 1, 2014, neither the Company nor any Company Subsidiary, nor any of their executive officers has received notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.

Section 3.6 Financial Statements.

(a) The Company’s audited consolidated financial statements as at and for the fiscal years ended December 31, 2016 and 2015 (including the notes thereto) and the Company’s unaudited consolidated interim financial statements, each as included in the Company SEC Reports (collectively, the “Company Financial Statements”), were derived from the accounting books and records of the Company and the Company Subsidiaries and have been, or will be, as the case may be, prepared in accordance with GAAP consistently applied, except (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of the Company’s independent auditors, or (ii) in the case of unaudited interim statements, are subject to normal period-end adjustments (none of which are material, individually or in the aggregate) and may omit notes which are not required by Applicable Law in the unaudited statements) and present fairly in all material respects or will present fairly in all material respects, as the case may be, the consolidated financial condition, results of operations, changes in financial position of the Company and the Company Subsidiaries as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal period-end adjustments, none of which are material, individually or in the aggregate) in accordance with GAAP and reflect reserves required by GAAP in respect of all material contingent liabilities, if any, of the Company and the Company Subsidiaries on a consolidated basis. The March 31, 2017 balance sheet of the Company contained in the Company SEC Reports is hereinafter referred to as the “Company Balance Sheet” and the “Balance Sheet Date” means March 31, 2017.

(b) Neither the Company nor any Company Subsidiary has any material Liabilities that are required to be disclosed on a balance sheet prepared in accordance with GAAP except for: (i) Liabilities reflected on, accrued on or reserved against on the Company Balance Sheet (including the notes thereto) in accordance with GAAP, (ii) Liabilities that have been incurred since the Balance Sheet Date in the ordinary course of business, consistent with past practice and that have not had or would reasonably be expected to have a Company Material Adverse Effect, (iii) the fees and expenses of the investment banks, attorneys, consultants and accountants incurred in connection with this Agreement and (iv) Liabilities incurred as a result of the performance by the Company of its obligations under this Agreement. Except as reflected in the Company Financial Statements, neither the Company nor any Company Subsidiary is a party to any material off-balance sheet arrangement (as defined in Item 303 of Regulation S-K promulgated under the Exchange Act). BDO USA, LLP is an independent registered public accounting firm with respect to the Company and has not resigned or been dismissed as independent registered public accountants of the Company as a result of or in connection with any disagreement with the Company on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures. The Company has not had any dispute with BDO USA, LLP regarding accounting matters or policies.

(c) Section 3.6(c) of the Company Disclosure Schedule lists all Company Debt as of the date hereof, including, for each item of Company Debt, the aggregate principal amount of such Company Debt outstanding, the Contract governing such Company Debt and any amendments thereto, the interest rate and maturity date thereof, any assets or properties securing such Company Debt and whether such Company Debt may be prepaid at the Closing without penalty under the terms of the agreements governing such Company Debt.

(d) The financial books, records and accounts of the Company and the Company Subsidiaries: (i) have been maintained in all material respects in accordance with Applicable Law on a basis consistent with prior years; (ii) are stated in reasonable detail and accurately and fairly reflect the transactions, acquisitions and dispositions of the assets of the Company and the Company Subsidiaries in all material respects; and (iii) accurately and fairly reflect in all material respects the basis for the Company Financial Statements.

Section 3.7 Absence of Changes. Since the Balance Sheet Date through the date of this Agreement:

(a) the Company and each Company Subsidiary has conducted the Company Business in the ordinary course of business,

(b) there has not occurred any Effect that constituted or with the passage of time would reasonably be expected to constitute a Company Material Adverse Effect, and

(c) neither the Company nor any Company Subsidiary has taken any action that would be prohibited by Section 5.2(i), Section 5.2(ii), Section 5.2(vii), Section 5.2(viii), Section 5.2(x), Section 5.2(xi), Section 5.2(xvii), Section 5.2(xix) or Section 5.2(xxiii) if taken during the period from the date of this Agreement through the Effective Time.

Section 3.8 Restrictions on Business Activities. There is no Contract or Order binding upon the Company or any Company Subsidiary that currently has or would reasonably be expected to have after consummation of the Merger, the effect of materially prohibiting or impairing (i) the conduct of the Company Business or (ii) any acquisition of material property by the Company or any Company Subsidiary.

Section 3.9 Employee Benefit Plans and Employee Matters.

(a) Section 3.9(a) of the Company Disclosure Schedule includes a complete and accurate list, as of the date hereof of each material Company Employee Plan. “Company Employee Plan” means (i) each employee benefit plan within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not subject to ERISA and whether or not maintained or sponsored in a jurisdiction outside of the United States, (ii) each stock option, stock purchase, phantom stock, stock appreciation right, supplemental retirement, severance, sabbatical, medical, dental, vision care, disability, employee relocation, cafeteria benefit (Section 125 of the Code), dependent care (Section 129 of the Code), life insurance or accident insurance plans, programs or arrangements, or similar arrangements under Applicable Law outside of the United States, (iii) all bonus, pension, profit sharing, savings, severance, retirement, deferred compensation or incentive plans, programs or arrangements, (iv) other material fringe or employee benefit plans, programs or arrangements that apply to senior management and that do not generally apply to all employees, (v) any employment or service agreements (except for offer letters providing for at-will employment that do not provide for severance, acceleration or post-termination benefits), consulting or independent contractor agreements, compensation agreements, change in control agreements or severance agreements, written or otherwise, for the benefit of, or relating to, any present or former director, officer, employee, consultant or independent contractor, and (vi) each trust, escrow or similar agreement related to (i) – (v) above; in the case of (i) – (vi) above that is sponsored, maintained or contributed to (or that is required to be maintained or contributed to) by the Company, any Company Subsidiary or any trade or business (whether or not incorporated) that, at a relevant time, is treated as a single employer with the Company or any Company Subsidiary (a “Company ERISA Affiliate”) within the meaning of Section 414(b), (c), (m) or (o) of the Code but excluding government sponsored or government affiliated plans, programs, and arrangements. Neither the Company nor any Company ERISA Affiliate has, since January 1, 2014 extended or maintained credit, arranged for the extension of credit, or renewed, modified or forgiven an extension of credit made prior to such date, in the form of a personal loan to or for any officer or director of the Company.

(b) The Company has made available to Parent a true, correct and complete copy of each material Company Employee Plan, plan document, amendments thereto, and, to the extent applicable, the most recent audited financial statements, Form 5500 and actuarial or valuation reports and any related trust documents, insurance policies or Contracts, and summary plan descriptions with respect to each such Company Employee Plan that is subject to ERISA reporting requirements. Section 3.6(b) of the Company Disclosure Schedule lists all Company Employee Plans intended to be qualified under Section 401(a) of the Code. The Company has made available to Parent a true, correct and complete copy of the most recent Internal Revenue Service determination or opinion letter issued with respect to each such Company Employee Plan, and nothing has occurred since the issuance of each such letter that would reasonably be expected to cause the loss of the tax-qualified status of any Company Employee Plan subject to Section 401(a) of the Code. The Company has made available to Parent the most recent registration statement and prospectus, if any, prepared in connection with each Company Employee Plan. The Company has made available to Parent all material correspondence in the last three (3) years with any Governmental Entity about the Company Employee Plans.

(c) None of the Company Employee Plans promises or provides retiree medical or other retiree welfare benefits to any person other than as required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), or similar state law. There has been no “prohibited transaction” (within the meaning of Section 406 of ERISA and Section 4975 of the Code and not exempt under Section 408 of ERISA and regulatory guidance thereunder) with respect to any Company Employee Plan. Each Company Employee Plan has been administered in accordance with its terms in all material respects and in compliance with the requirements prescribed by Applicable Law (including ERISA and the Code) in all material respects, and the Company, each Company Subsidiary and each Company ERISA Affiliate has performed in all material respects all obligations required to be performed by it under the Company Employee Plans. Neither the Company nor any Company Subsidiary or Company ERISA Affiliate is subject to any material Liability or material penalty under Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any of the Company Employee Plans. All contributions required to be made by the Company, any Company Subsidiary or any Company ERISA Affiliate to any Company Employee Plan and all insurance premiums for insurance policies relating to Company Employee Plans have been made on or before their due dates, and to the extent required by GAAP a reasonable amount has been accrued for contributions to and amounts payable under each Company Employee Plan for the current plan year. No Legal Proceeding has been brought against the Company or any Company Subsidiary, or to the Knowledge of the Company, is threatened, against or with respect to any such Company Employee Plan, including any disputed claim or any audit by the Internal Revenue Service or United States Department of Labor.

(d) Since January 1, 2014, no Company Employee Plan has been funded through a “welfare benefit fund” as defined in Section 419(e) of the Code, and no benefits under any Company Employee Plan have been or are provided through a voluntary employees’ beneficiary association (within the meaning of Section 501(c)(9) of the Code) or a supplemental unemployment benefit plan (within the meaning of Section 501(c)(17) of the Code).

(e) With respect to any insurance policy providing funding for benefits under any Company Employee Plan, (i) there is no material liability of the Company or any of the Company Subsidiaries in the nature of a retroactive rate adjustment, loss sharing arrangement or other actual or contingent liability, nor would there be any such liability if such insurance policy was terminated on the Closing Date, and (ii) to the Knowledge of the Company no insurance company issuing any such policy is in receivership, conservatorship, liquidation or similar proceeding, and to the Knowledge of the Company, no such proceedings with respect to any such insurer are imminent.

(f) No Company Employee Plan that is a health plan, welfare plan or retirement plan provides benefits to any individual who is not a current or former employee of the Company or any of the Company Subsidiaries, or the dependents or other beneficiaries of any such current or former employee, except to the extent required by COBRA or other Applicable Law.

(g) No Person has a right to any gross up or indemnification from the Company or any of the Company Subsidiaries with respect to any such Company Employee Plan, payment or arrangement subject to Section 409A of the Code.

(h) There is no agreement, plan, arrangement or Contract covering any current or former employee or other service provider of the Company or any Company Subsidiary or Company ERISA Affiliate to which the Company and/or any Company Subsidiary is a party or by which the Company and/or any Company Subsidiary is bound that, considered individually or considered collectively with any other such agreements, plans, arrangements or other Contracts to which the Company or any Company Subsidiary or Company ERISA Affiliate is a party, will, or would reasonably be expected to, as a result of the Transactions (whether alone or upon the occurrence of any additional or subsequent events), give rise directly or indirectly to the payment of any amount that would reasonably be expected to be non-deductible under Section 162(m) of the Code determined as of the date hereof and based on information available to the Company as of the date hereof.

(i) Neither the Company nor any Company Subsidiary or Company ERISA Affiliate currently maintains, sponsors, participates in or contributes to, or has within the past six (6) years maintained, established, sponsored, participated in or contributed to, any “pension plan” (within the meaning of Section 3(2) of ERISA) that is subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code.

(j) Neither the Company nor any Company Subsidiary or Company ERISA Affiliate is a party to, or has made any contribution to or otherwise incurred any obligation under, any “multiemployer plan” as such term is defined in Section 3(37) of ERISA, any “multiple employer plan” as such term is defined in Section 413(c) of the Code, or any “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA.

(k) With respect to each group health plan benefitting any current or former employee of the Company or any Company ERISA Affiliate that is subject to Section 4980B of the Code, the Company and each Company ERISA Affiliate have complied in all material respects with the continuation of coverage requirements of Section 4980B of the Code and Part 6 of Subtitle B of Title I of ERISA.

(l) Neither the Company nor any Company Subsidiary maintains, participates in or contributes to a compensation or benefit plan maintained under the laws of a relevant jurisdiction outside of the United States, excluding government sponsored or affiliated plans.

(m) Neither the execution and delivery of this Agreement nor the consummation of the Merger or any other Transaction will, either individually or together or with the occurrence of some other event, (i) result in any benefit or payment (including severance, golden parachute, or bonus) becoming due to any current or former employee, officer, director, consultant or independent contractor by the Company or any Company Subsidiary, (ii) materially increase or otherwise enhance any benefits otherwise payable by the Company or any Company Subsidiary to any current or former employee, officer, director, consultant or independent contractor, (iii) result in the acceleration of the time of payment or vesting of any such benefits, except as required under Section 411(d)(3) of the Code or Applicable Law, (iv) increase the amount of compensation due to any current or former employee, officer, director, consultant or independent contractor, or (v) result in the forgiveness in whole or in part of any outstanding loans made by the Company or any Company Subsidiary to any employee, officer, director, consultant or independent contractor.

(n) No amounts paid or payable under any Company Employee Plan or to the Knowledge of the Company otherwise paid or payable (whether in cash, in property, or in the form of benefits) in connection with the Transactions (either solely as a result thereof or as a result of such transactions in conjunction with any other event) to any employee, officer, director or shareholder of the Company or any of the Company Subsidiaries or Affiliates who is a “disqualified individual” (as such term is defined in Section 1.280G-1) of the Treasury Regulations will result in the disallowance of a deduction pursuant to Section 280G of the Code.

(o) Neither the execution, delivery or performance of this Agreement nor the consummation of the Transactions, either alone or in conjunction with any other event, will (i) trigger any obligation of the Company or any of the Company Subsidiaries to fund (through a grantor trust or otherwise) any compensation, equity award or other benefit, or (ii) require a “gross-up,” indemnification for, or other payment due to any “disqualified individual” within the meaning of Section 280G of the Code due to the imposition of the excise tax under Section 4999 of the Code on any payment to such disqualified individual.

(p) The Company and each Company Subsidiary is in compliance, and for the past four (4) years has complied, in all material respects with all Applicable Laws respecting employment or termination of employment of their respective employees, labor relations, discrimination in employment, terms and conditions of employment, worker classification (including the proper classification of workers as: (i) independent contractors and consultants; and (ii) exempt and non-exempt), wages, hours, occupational safety and health, and employment practices, including the Immigration Reform and Control Act, and is not, and has not, engaged in any unfair labor practice. The Company and each Company Subsidiary has paid in full to all current and former employees, independent contractors and consultants all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such employees, independent contractors and consultants. Neither the Company nor any Company Subsidiary is liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security, income or any other tax, workers’ compensation or other benefits or obligations for employees (other than routine payments to be made in the ordinary course of business, consistent with past practice). To the Knowledge of the Company, there are no pending claims against the Company and/or any Company Subsidiary under any workers compensation plan or policy. There are no claims, demands, charges or controversies pending or, to the Knowledge of the Company, threatened, between the Company or any Company Subsidiary and any of their respective current or former employees (other than routine claims made in the ordinary course of business for benefits under the Company Employee Plans). There are no charges, complaints, audits or investigations against the Company or any Company Subsidiary by the Equal Employment Opportunity Commission, the Department of Labor or any other Governmental Entity pending or, to the Knowledge of the Company, threatened.

(q) Neither the Company nor any Company Subsidiary is, and for the past four (4) years has been, a party to or bound by any collective bargaining agreement or other labor union Contract, no collective bargaining agreement is being negotiated by the Company or any Company Subsidiary, and neither the Company nor any Company Subsidiary has any duty to bargain with any labor organization, and no labor organization has been either certified or voluntarily recognized as the representative of any current or former employees of the Company or any Company Subsidiary. To the Knowledge of the Company, there are no, and in the past four (4) years there have not been, activities or proceedings of any labor union or to organize the employees of the Company or any of its the Company Subsidiaries. There is no labor dispute, strike or work stoppage against the Company or any Company Subsidiary pending or, to the Knowledge of the Company, threatened that may interfere with the respective business activities of the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary, nor to the Knowledge of the Company, any of their respective Representatives, has committed any unfair labor practice in connection with the operation of the Company Business, and there is no charge or complaint against the Company or any Company Subsidiary by the National Labor Relations Board or any comparable Governmental Entity pending or to the Knowledge of the Company, threatened.

(r) The employment of each of the employees of the Company or any Company Subsidiary is “at will” (except for non-U.S. employees of the Company or any Company Subsidiary located in a jurisdiction that does not recognize the “at will” employment concept) and neither the Company nor any Company Subsidiary has any obligation to provide any particular form or period of notice prior to terminating the employment of any of their respective employees.

(s) To the extent permitted by Applicable Law, each of the Company and each Company Subsidiary has made available to Parent a true, correct and complete list of the names, positions and base rates of compensation of all current officers, directors and employees of the Company and each Company Subsidiary, showing each such Person’s name, position, location in which they primarily provide services, annual remuneration, status as exempt/non-exempt, full-time or part-time status, and target bonus opportunities (if any) for the current fiscal year.

(t) The Company and each Company Subsidiary has made available to Parent true, correct and complete copies of each of the following, to the extent applicable: (i) all forms of offer letters, (ii) all forms of employment agreements and severance agreements, (iii) all forms of services agreements and agreements with current consultants and/or advisory board members, (iv) all forms of confidentiality, non-competition or inventions agreements between current and former employees and/or consultants and the Company or any Company Subsidiary (and a true, correct and complete list of employees, consultants and/or others not subject thereto), (v) executed copies of all offer letters, employment agreement and severance agreements for the Company’s executive officers, (vi) as of the date hereof, the most current management organization chart(s), (vii) all agreements and/or insurance policies providing for the indemnification of any officers or directors of the Company or any Company Subsidiary, (viii) a summary of Liability for termination payments to current and former executive officers of the Company or any Company Subsidiary and (ix) a schedule of bonus commitments made to current employees of the Company or any Company Subsidiary.

(u) The Company and each Company Subsidiary is in compliance, and, for the past three (3) years has complied, in all material respects with the Worker Adjustment Retraining Notification Act of 1988, as amended (“WARN Act”), or any similar state or local Applicable Law. In the past six (6) years, (i) the Company has not effectuated a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of its business, (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of the Company and (iii) the Company has not been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, provincial, local or foreign Applicable Law. Neither the Company nor any Company Subsidiary has caused any of its respective employees to suffer an “employment loss” (as defined in the WARN Act) during the 90-day period ending on the date hereof. Neither the Company nor any Company Subsidiary has any obligation to re-instate any of its current or former employees.

(v) To the Knowledge of the Company, no employee of the Company or any Company Subsidiary is in violation of any material term of any employment agreement, non-competition agreement or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Company or any Company Subsidiary because of the nature of the Company Business or to the use of trade secrets or proprietary information of others.

Section 3.10 Opinion. The board of directors of the Company has received an opinion from Deutsche Bank Securities Inc. to the effect that, as of the date of such opinion, and based upon and subject to the assumptions, limitations, qualifications and conditions set forth in such opinion, the Exchange Ratio was fair, from a financial point of view, to the holders of outstanding shares of Company Class A Common Stock (other than Parent and its Affiliates). As of the date hereof, such opinion has not been withdrawn, revoked or modified. The Company shall, promptly following the execution and delivery of this Agreement by all parties, furnish a true, correct and complete written copy of such opinion to Parent solely for informational purposes.

Section 3.11 Litigation. There is no (a) Legal Proceeding pending or to the Knowledge of the Company, threatened against the Company or any Company Subsidiary or any of their respective assets or properties or against any current or former officer or director of the Company, or any Company Subsidiary in such individual’s capacity or (b) Order against the Company or any Company Subsidiary or any of their respective assets or properties or against any current or former officer or director of the Company, or any Company Subsidiary in such individual’s capacity as such, that in the case of (a) and (b), that (i) would reasonably be expected to prevent or materially impede or delay the consummation of the Merger, (ii) involves an amount in excess of $100,000; (iii) seeks specific performance or injunctive relief, or (iv) would, individually or in the aggregate with any other Legal Proceedings and Orders, reasonably be expected to have a Company Material Adverse Effect.

Section 3.12 Material Contracts.

(a) Except (i) for this Agreement, (ii) for the Contracts filed as exhibits to the Company SEC Reports prior to the date hereof, or (iii) as set forth in Section 3.12(a) of the Company Disclosure Schedule, as of the date hereof neither the Company nor any Company Subsidiary is party to or bound by any Contract:

(i) that contains covenants binding upon the Company or any of its Affiliates that materially restrict the ability of the Company or any of its Affiliates to compete in any business or in any geographic area that, in each case, are material to the Company and the Company Subsidiaries taken as a whole as of the date of this Agreement, except for leases;

(ii) that is a material partnership, joint venture or similar Contract that, in each case, is material to the Company and the Company Subsidiaries taken as a whole as of the date of this Agreement;

(iii) under which the Company or any Company Subsidiary is liable for indebtedness for borrowed money in excess of $100,000;

(iv) relating to the provision by a third party of cellular or satellite connectivity services to the Company or any Company Subsidiary (whether provided directly to the Company or any Company Subsidiary, or provided for resale to their respective customers);

(v) relating to the supply or sale to the Company or any Company Subsidiary of any hardware product that sold in excess of 4,000 units in the first six months of 2017;

(vi) under which the Company and the Company Subsidiaries in the aggregate made payments in excess of $1,000,000 in 2016, or in excess of $500,000 in the first six months of 2017;

(vii) that by its terms calls for aggregate payments by the Company and the Company Subsidiaries under such Contract of more than $1,000,000 over the remaining term of such Contract (other than this Agreement, Contracts subject to clause (iii) above, purchase orders for the purchase of inventory and/or equipment in the ordinary course of business and leases);

(viii) that relates to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise);

(ix) under which the Company and the Company Subsidiaries in aggregate received payments in excess of $500,000 in 2016, or in excess of $250,000 in the first six months of 2017;

(x) that by its terms calls for aggregate payments to the Company and the Company Subsidiaries under such Contract of more than $1,000,000 over the remaining term of such Contract (other than this Agreement or purchase orders for the purchase of inventory and/or equipment in the ordinary course of business); or

(xi) that is a lease, sublease or license in respect of any Leased Real Property (including any subleases of any Leased Real Property by the Company or any Company Subsidiary to any other Person), in each case providing for payments in excess of $50,000 per year.

Each Contract (i) set forth (or required to be set forth) in Section 3.12(a) of the Company Disclosure Schedule and (ii) any Contract that is a “Material Contract” (as such term is defined in Item 6.01(b)(10) of Regulation S-K of the SEC) other than any Company Employee Plan, is referred to herein as a “Company Material Contract”.

(b) Each of the Company Material Contracts has been duly executed, is a legal, valid and binding obligation of, and enforceable against, the Company or the Company Subsidiary that is a party thereto, and is in full force and effect (other than any such failures to be in full force and effect on account of a party other than the Company or a Company Subsidiary). The Company or the Company Subsidiary that is a party to a Company Material Contract is in compliance, in all material respects, with all the terms and conditions of each Company Material Contract and no default or event of default or event, occurrence, condition or act, with respect to the Company or any Company Subsidiary exists that, with or without the giving of notice, the lapse of time or the happening of any other event or condition, would reasonably be expected give any third party the right to declare a material breach or an event of default or exercise any remedy under any Company Material Contract or cancel, terminate or materially modify any Company Material Contract, and (iii) neither the Company nor any Company Subsidiary has received any written or, to the Knowledge of the Company, oral, notice regarding any actual material violation or breach of, material default under, or intention to cancel, any Company Material Contract. True, correct and complete copies of all Company Material Contracts, and all amendments thereof, have been made available to Parent.

(c) To the Knowledge of the Company, with respect to any Contracts between the Company and any Governmental Entity (each, a “Company Government Contract”), there is, as of the date hereof, neither an existing nor a reasonable basis for a: (i) civil fraud or criminal investigation by any Governmental Entity, (ii) qui tam action brought against the Company or any Company Subsidiary under the Civil False Claims Act, (iii) suspension or debarment proceeding (or equivalent proceeding) against the Company or any Company Subsidiary, (iv) claim or request by a Governmental Entity for a material contract price adjustment based on asserted defective pricing, disallowance of cost or non-compliance with statute, regulation or contract, (v) material dispute involving the Company or any Company Subsidiary relating to such Company Government Contract, (vi) material claim or equitable adjustment by the Company or any Company Subsidiary relating to such Company Government Contract or (vii) termination of any Company Government Contract by any Governmental Entity for default or failure to perform.

Section 3.13 Environmental Matters. Except as would not reasonably be expected, individually or in the aggregate, to result in a Company Material Adverse Effect: (a) the Company and the Company Subsidiaries have complied with all Applicable Law relating to (i) the protection or restoration of the environment, health, safety or natural resources; (ii) the handling, use, presence, disposal, release or threatened release of, or exposure to, any Hazardous Substance; and (iii) pollution, contamination or any injury or threat of injury to persons or property involving any Hazardous Substance (“Environmental Laws”); (b) there are no proceedings, claims, actions, or investigations of any kind, pending or threatened in writing, by any person, court, agency, or other Governmental Entity or any arbitral body, against the Company or its Subsidiaries pursuant to any Environmental Law; (c) there are no Orders with any Governmental Entity that impose any Liabilities or obligations under or in respect of any Environmental Law; and (d) there are, and have been, no Hazardous Substances or other environmental conditions at any property currently owned, operated, or otherwise used by the Company or any of the Company Subsidiaries under circumstances which would reasonably be expected to result in liability to or claims against the Company or its Subsidiaries pursuant to any Environmental Law.

Section 3.14 Taxes.

(a) The Company and each Company Subsidiary has properly completed and timely filed all material Tax Returns required to be filed by Applicable Law on or before the Effective Date and has timely paid all material Taxes due and payable by the Company or Company Subsidiary, as the case may be, including all installments on account of taxes for the current year that are due and payable by the Company whether or not assessed (or reassessed) by the appropriate Tax Authority, and has, as applicable, timely remitted such Taxes to the appropriate Tax Authority under Applicable Law, except for Taxes which are being contested in good faith and for which adequate reserves have been established in accordance with GAAP. All such Tax Returns were complete and accurate in all material respects when filed and were prepared in substantial compliance with all Applicable Law. The Company has made available to Parent true, correct and complete copies of all federal and state income and other material Tax Returns filed on or after January 1, 2012.

(b) The Company Balance Sheet reflects all Liability for unpaid Taxes of the Company and/or any Company Subsidiary for periods (or portions of periods) through the Balance Sheet Date. Neither the Company nor any Company Subsidiary has any Liability for unpaid Taxes accruing after the Balance Sheet Date except for Taxes arising in the ordinary course of business, consistent with past practice, subsequent to the Balance Sheet Date.

(c) There is no (i) written dispute or claim (including any audit, investigation or examination by any Tax Authority) for Taxes that has been asserted, proposed or assessed against the Company or any Company Subsidiary by any Tax Authority, except for claims that have been paid or otherwise resolved or that are being contested in good faith and for which adequate reserves have been established in accordance with GAAP, (ii) Encumbrance for Taxes against the property or asset of the Company or any Company Subsidiary other than Permitted Encumbrances, (iii) extension of any statute of limitations on the assessment of any Taxes granted by the Company or any Company Subsidiary currently in effect or (iv) agreement to any extension of time for filing any Tax Return that has not been filed.

(d) Neither the Company nor any Company Subsidiary (1) has been a member of a group filing Tax Returns on a consolidated, combined, unitary or similar basis (other than a group the common parent of which was the Company or any Company Subsidiary or any group consisting of the Company and/or any Company Subsidiaries) nor (2) has any liability for any Taxes of any Person (other than the Company or any Company Subsidiary) as a result of (i) a Tax sharing, Tax indemnity or Tax allocation agreement or any similar agreement to indemnify such Person (other than commercial contracts entered into with third parties in the ordinary course of business not primarily related to taxes), (ii) being a transferee or successor of such Person or (iii) the application of Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign Applicable Law).

(e) Each of the Company and each Company Subsidiary has disclosed on its Tax Returns any Tax reporting position taken in any Tax Return that could result in the imposition of penalties under Section 6662 of the Code or any comparable provisions of state, local or foreign Applicable Law.

(f) Neither the Company nor any Company Subsidiary has participated in, and none of them are currently participating in a “Listed Transaction” within the meaning of Section 6707A(c)(2) of the Code or Treasury Regulation Section 1.6011-4(b)(2).

(g) Neither the Company nor any Company Subsidiary will be required to include income in, or exclude any item of deduction from, Taxable income for any Taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a Taxable period ending on or prior to the Closing Date, (ii) “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Applicable Law) entered into on or prior to the Closing Date, (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Applicable Law) created on or prior to the Closing Date, (iv) installment sale or open transaction disposition made on or prior to the Closing Date or (v) prepaid amount received or accrued on or prior to the Closing Date, in the case of (i), (iii), (iv) and (v), outside of the ordinary course of business.

(h) Neither the Company nor any Company Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for Tax-free treatment under Section 355 of the Code (i) in the two years prior to the date hereof or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Merger.

(i) Each of the Company and each Company Subsidiary has complied (and until the Closing will comply) in all material respects with all Applicable Law relating to the payment, reporting and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445 and 1446 of the Code, or similar provisions under any foreign Applicable Law), has, within the time and in the manner prescribed by Applicable Law, withheld from employee wages or consulting compensation and paid over to the proper Governmental Entities (or is properly holding for such timely payment) all material amounts required to be so withheld and paid over under all Applicable Law, and has timely filed all withholding Tax Returns, for all periods through and including the Closing Date.

(j) Since January 1, 2012, no written claim has been made by a Governmental Entity in a jurisdiction where the Company or any Company Subsidiary does not file Tax Returns that the Company or any Company Subsidiary is or may be subject to Taxation by such jurisdiction. Neither the Company or any Company Subsidiary conducts business in any country or other jurisdiction where it is not a resident for tax purposes.

(k) Neither the Company or any Company Subsidiary has: (i) directly or indirectly, transferred property or supplied services to, or acquired property or services from, any Person with whom it was not dealing at arm’s length (for the purposes of the Code) for consideration other than consideration equal to the fair market value of the property or services at the time of the transfer, supply or acquisition of such property or services; (ii) failed to make or obtain, where required, records or documents that meet the requirements of Section 6662 and Section 482 of the Code; or (iii) entered into any advance pricing agreement with any Governmental Entity.

(l) The Company is not and since January 1, 2012, has not been, a “U.S. real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(m) The Company has not taken any action and, to the Company’s Knowledge, there is no fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(n) Notwithstanding any other provision of this Agreement, the representations and warranties contained in this Section 3.14 and Section 3.9 are the sole and exclusive representations and warranties of the Company relating to Tax liabilities or compliance with Tax Laws, and no other representation or warranty of the Company contained in this Agreement shall be construed to relate to such matters.

Section 3.15 Intellectual Property.

(a) The Company and the Company Subsidiaries own or have the right or license to use all Company Intellectual Property.

(b) The Company and the Company Subsidiaries own and have good and exclusive title to each material item of Company-Owned Intellectual Property free and clear of any Encumbrances (other than Permitted Encumbrances).

(c) Section 3.15(c) of the Company Disclosure Schedule lists, as of the date hereof, (i) all Company Registered Intellectual Property Rights, including the jurisdictions in which each such Intellectual Property Right has been issued or registered or in which any application for such issuance and registration has been filed, or in which any other filing or recordation has been made, and (ii) all Company Intellectual Property Agreements (other than for Company-Owned Intellectual Property licensed in the ordinary course under a standard form that has been made available to Parent). Each item of Company Registered Intellectual Property Rights is subsisting, valid and enforceable (or in the case of applications, applied for).

(d) Each Company Intellectual Property Agreement is in full force and effect (other than any such failures to be in full force and effect on account of a party other than the Company or a Company Subsidiary), there exists no default or event of default or event, occurrence, condition or act, with respect to the Company or any Company Subsidiary that would reasonably be expected to give any third party the right to declare a material breach or an event of default, and neither the Company nor any Company Subsidiary has received any written or, to the Knowledge of the Company, oral, notice regarding any actual material violation or breach of, material default under, or intention to cancel, any such Company Intellectual Property Agreements. The consummation of the Transactions will not result in the breach, modification, cancellation, termination, suspension of, or acceleration of any performance, benefit, remedy or payment with respect to any material Company Intellectual Property Agreement, or give any third party the right to do any of the foregoing or receive any such performance, benefit, remedy or payments. None of the Company Intellectual Property Agreements grant any exclusive rights to or under any Company-Owned Intellectual Property to any third party. True, correct and complete copies of all such Company Intellectual Property Agreements, and all amendments thereof, have been made available to Parent.

(e) There are no royalties, honoraria, fees or other payments payable by the Company or any of the Company Subsidiaries to any Person (other than salaries and fees payable to employees, consultants and independent contractors not contingent on or related to use of their work product) as a result of the ownership, use, possession, license-in, license-out, sale, marketing, advertising or disposition of any Company-Owned Intellectual Property by the Company or any of the Company Subsidiaries.

(f) To the Knowledge of the Company, there is no unauthorized use, unauthorized disclosure, infringement, violation, or misappropriation of any Company-Owned Intellectual Property by any third party. Neither the Company nor any Company Subsidiary has brought any Legal Proceeding for infringement, violation, or misappropriation of any Intellectual Property Right, or in the six-year period preceding the date hereof, breach of any Company Intellectual Property Agreement.

(g) Neither the Company nor any Company Subsidiary has been sued in any Legal Proceeding (or received any written notice or, to the Knowledge of the Company, threat) in the six-year period preceding the date hereof that involves a claim of infringement or misappropriation by the Company or any Company Subsidiary of any Intellectual Property Right of any third party or that contests the validity, ownership, enforceability or registrability of any Company-Owned Intellectual Property or any rights of the Company or any Company Subsidiary to Third-Party Intellectual Property under a Company Intellectual Property Agreement or to otherwise exercise any Intellectual Property Right.

(h) To the Company’s Knowledge, the conduct of the Company Business and the Company Products, have not infringed, misappropriated or violated, and do not infringe, misappropriate or violate any Third-Party Intellectual Property, and do not constitute unfair competition or unfair trade practices under the laws of any jurisdiction.

(i) No Company-Owned Intellectual Property or rights of the Company or any Company Subsidiary to Third-Party Intellectual Property under a Company Intellectual Property Agreement is subject to any Legal Proceeding or outstanding Order that restricts in any manner the use, transfer or licensing thereof by the Company or any Company Subsidiary.

(j) The Company and the Company Subsidiaries have taken commercially reasonable steps to protect and preserve the confidentiality of all material confidential or trade secret information (“Confidential Information”) of the Company or provided by any third party to the Company and, to the Knowledge of the Company, neither the Company nor any Company Subsidiary has experienced any material breach of security or otherwise unauthorized access by third parties to the Confidential Information, including personally identifiable information in the Company’s or any Company Subsidiary’s possession, custody or control. The Company and the Company Subsidiaries have, and have implemented, a policy of securing written invention disclosure and Intellectual Property assignment agreements, and proprietary information agreements regarding the protection of Confidential Information, from their employees, consultants and independent contractors.

(k) Neither the Company nor any Company Subsidiary has incorporated Open Source Materials into, or combined or distributed Open Source Materials with, Company Intellectual Property or Company Products, or otherwise used Open Source Materials, in such a way that grants, or purports to grant, to any third party, any rights or immunities under any material Company-Owned Intellectual Property Rights (including using any Open Source Materials that require, as a condition of use, modification and/or distribution of such Open Source Materials that other software incorporated into, derived from or distributed with such Open Source Materials be (i) disclosed or distributed in source code form, (ii) licensed for the purpose of making derivative works or (iii) redistributable at no charge). “Open Source Materials” means software or other material that is distributed as “free software,” “open source software” or under similar licensing or distribution terms (including but not limited to the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), the Sun Industry Standards License (SISL), the Apache License and any license identified as an open source license by the Open Source Initiative (www.opensource.org)). The Company is in compliance in all material respects with the terms and conditions of all licenses for all Open Source Materials incorporated into, or combined or distributed with, any Company Products by the Company or any Company Subsidiary.

(l) Other than in the ordinary course of Company Business pursuant to escrow arrangements with Customers and in connection with the development, testing, validation and maintenance of Company Products and Company Intellectual Property and the performance of other services on the Company’s behalf, neither the Company, any Company Subsidiary, nor any other Person then acting on their behalf has disclosed, delivered or licensed to any Person, agreed or obligated itself to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, any material Company Source Code (other than providing access to Company Source Code on a “need to know” basis from the premises of the Company or any Company Subsidiary). Neither the execution of this Agreement nor any of the Transactions will result in release from escrow or other delivery to a third party of any Company Source Code.

(m) The Company’s and its Subsidiaries’ privacy practices conform, and at all times have conformed, in all material respects to the then-applicable privacy policies. The Company and its Subsidiaries have complied with all Applicable Laws relating to (a) the privacy of users of the Company Products and the Company’s and its Subsidiaries’ websites, (b) the collection, use, storage and disclosure of any personally identifiable information or personal data collected or stored by the Company or its Subsidiaries or by third parties acting on Company’s or its Subsidiaries’ behalf or having authorized access to the Company’s or its Subsidiaries’ records, including personally identifiable information or personal data with respect to the Company’s or its Subsidiaries’ employees, and (c) electronic communications privacy, law enforcement access, reporting of illegal content, and data retention. There has been no unauthorized access to, unauthorized disclosure of, or other misuse of any such personally identifiable information or personal data collected by the Company or its Subsidiaries.

(n) The representations and warranties contained in this Section 3.15 are the sole and exclusive representations and warranties of the Company relating to Intellectual Property, and no other representation or warranty of the Company contained herein shall be construed to relate to Intellectual Property.

Section 3.16 Title to Property and Assets.

(a) Each of the Company and each Company Subsidiary is in possession of (either directly or through a bailee) and has good and valid title to, or a valid leasehold interest in, all of their respective tangible assets, real and personal, reflected on the Company Balance Sheet or acquired after the Balance Sheet Date (except properties, interests in properties and assets sold or otherwise disposed of since the Balance Sheet Date in the ordinary course of business, consistent with past practice), in each case, free and clear of all Encumbrances other than Permitted Encumbrances, other than, in each case, as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole. Notwithstanding the forgoing, it is understood and agreed that matters regarding Company Intellectual Property are not addressed in this Section 3.16.

(b) Neither the Company nor any Company Subsidiary owns any real property or interests in real property. Section 3.16(a) of the Company Disclosure Schedule sets forth a true, correct and complete list as of the date hereof of all real property and interests in real property leased or subleased by the Company or any Company Subsidiary (each such property or interest, “Leased Real Property”). With respect to the Leased Real Property, neither the Company nor any Company Subsidiary has, other than with respect to Permitted Encumbrances, (i) subleased, licensed or otherwise granted any Person the right to use or occupy such Leased Real Property or any material portion thereof or (ii) collaterally assigned or granted any other security interest in any such leasehold estate or any material interest therein. The Company has made available to Parent true, correct and complete copies of all leases, subleases and other Contracts under which the Company and/or any Company Subsidiary uses or occupies or has the right to use or occupy, now or in the future, any Leased Real Property, including all modifications, amendments and supplements thereto.

Section 3.17 Insurance. As of the date hereof, except as would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, each of the material policies of insurance and bonds of the Company or any Company Subsidiary (“Insurance Policies”) or renewals thereof are in full force and effect and provide coverage adequate and customary in the industry for the operation of their respective businesses (taking into account the cost and availability of such insurance and the risks (including without limitation product liability risks) posed by the Company Business), and the Company each Company Subsidiary are in compliance with the terms of such Insurance Policies. As of the date hereof, except as would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, (i) there is no claim pending under any of such Insurance Policies as to which coverage has been questioned, denied or disputed by the underwriters of such Insurance Policies, (ii) all premiums due and payable under all such Insurance Policies have been timely paid and (iii) each of the Company and each Company Subsidiary is otherwise in compliance with the terms of such Insurance Policies. Neither the Company nor any Company Subsidiary has received any written notice of any threatened termination of, or material premium increase with respect to, any of such Insurance Policies.

Section 3.18 Accounting and Internal Controls.

(a) The Company maintains a system of internal controls over financial reporting as defined in the Exchange Act. Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that: (A) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and the Company Subsidiaries; (B) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company and the Company Subsidiaries are being made only with the requisite authorizations of management and directors of the Company or the Company Subsidiaries, as applicable; and (C) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company or the Company Subsidiaries that would reasonably be expected to have a material effect on the Company’s financial statements. As of the date of this Agreement, neither the Company or any Company Subsidiary nor the Company’s independent auditors has identified: (x) any “material weaknesses” in the design and implementation or maintenance of internal controls over financial reporting of the Company that are reasonably likely to materially and adversely affect the ability of the Company to record, process, summarize and report financial information; and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of the Company.

(b) The Company has in place “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) that are designed to ensure that all information (both financial and non-financial) that is required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported in all material respects within the time periods specified in the SEC’s rules and forms and is accumulated and made known to its principal executive officer and principal financial officer as appropriate to allow timely decisions regarding required disclosure.

(c) Neither the Company nor any of the Company Subsidiaries nor, to the Company’s Knowledge, any Representative of the Company or any of the Company Subsidiaries has received or otherwise had or obtained knowledge of any written complaint, allegation, assertion, claim, deficiency or weakness regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of the Company Subsidiaries or their respective internal accounting controls, including any written complaint, allegation, assertion, or claim that the Company or any of the Company Subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Company’s board of directors.

(d) The Company is in compliance in all material respects with the applicable criteria for continued listing of the Company Class A Common Stock on NASDAQ, including all applicable corporate governance rules and regulations.

Section 3.19 Anti-Takeover Provisions. The Company has taken any and all action necessary to render the provisions of Subchapter D (specifically Section 2538), Subchapter E, Subchapter F, Subchapter G, Subchapter H (solely with respect to such actions taken by the board of directors of the Company pursuant to Section 2571) inapplicable to Parent, Merger Sub and their respective Affiliates, and to this Agreement, the Support Agreements, the Merger and the other Transactions. The Company is not a party to a rights agreement, poison pill or similar agreement or plan.

Section 3.20 Related Party Transactions. Except as disclosed in the Company’s definitive proxy statements included in the Company SEC Reports filed prior to the date hereof, there are no Contracts or other transactions currently in place between the Company or any of the Company Subsidiaries, on the one hand, and: (i) any officer or director of the Company or any of the Company Subsidiaries; (ii) any holder of record or, to the Knowledge of the Company, beneficial owner of 10% or more of the Company Class A Common Shares; and (iii) any Affiliate or associate of any such, officer, director, holder of record or beneficial owner, on the other hand.

Section 3.21 Minute Books. The corporate minute books of the Company and the Company Subsidiaries contain minutes of substantially all meetings and resolutions of its board of directors and committees of such boards of directors or managers, as applicable, other than those portions of minutes of meetings reflecting discussions of the Merger, and shareholders or members, as applicable, held according to Applicable Laws and are complete and accurate in all material respects.

Section 3.22 Systems. The computer and information technology systems currently in use by the Company and each Company Subsidiary to conduct the Company Business adequately meet the data processing and other information technology needs of the Company Business. To the Knowledge of the Company, there are no material defects relating to such systems. Such systems are in good working order, are sufficient to permit the continued operation of the systems substantially in the manner as currently conducted by the Company and each Company Subsidiary; function materially in accordance with all applicable specifications and have been and are being properly and regularly maintained. In the past four (4) years there has been no malfunction or material interruption of the systems, or components thereof, that severely affected or restricted customers’ ability to use the Company Products or other services of the Company Business (e.g. severity 1 incidents). To the Knowledge of the Company, no person has gained unauthorized access to the systems or any data stored on them. The Company and each Company Subsidiary has taken all reasonable steps within its control to ensure the systems contain appropriate protections and security measures to safeguard against the unauthorized use, copying, disclosure, modification, theft or destruction of and access to the systems or its data; the data processing and data storage facilities used by the systems within the Company’s or Company Subsidiary’s control are protected consistent with current industry standards and practices; and the continuing availability of the functionality provided by the systems in the event of any malfunction of, any material interruption in the operation of, or other form of disaster affecting, the systems, whether due to natural disaster, power failure or otherwise.

Section 3.23 Suppliers and Customers.

(a) Section 3.23(a) of the Company Disclosure Schedule sets forth the 10 largest suppliers to the Company and the Company Subsidiaries (without actual names or pricing information) as of the date hereof, measured by dollar value of purchases by the Company and the Company Subsidiaries from January 1, 2016 to the date of this Agreement. As of the date hereof, none of the suppliers listed on Section 3.23(a) of the Company Disclosure Schedule has, since January 1, 2016, to the Knowledge of the Company, notified the Company or any Company Subsidiary that it is (i) cancelling or terminating its relationship with the Company or any Company Subsidiary, (ii) materially and adversely modifying its relationship with, or the pricing or volume of goods or services sold to, the Company or any Company Subsidiary, or (iii) asserting any material dispute, indemnity claim or claim for damages between such supplier and the Company or any Company Subsidiary.

(b) Section 3.23(b) of the Company Disclosure Schedule sets forth the 10 largest customers of the Company and the Company Subsidiaries (without actual names or pricing information) as of the date hereof, measured by dollar value of purchases from the Company and the Company Subsidiaries from January 1, 2016 to the date of this Agreement. As of the date hereof, none of the customers listed on Section 3.23(b) of the Company Disclosure Schedule has, since January 1, 2016, to the Knowledge of the Company, notified the Company or any Company Subsidiary that it is (i) cancelling or terminating its relationship with the Company or any Company Subsidiary, (ii) materially and adversely modifying its relationship with, or the pricing or volume of goods or services purchased from, the Company or any Company Subsidiary, or (iii) asserting any material dispute, indemnity claim or claim for damages between such customer and the Company or any Company Subsidiary.

Section 3.24 Product. All Company Products have been manufactured in accordance in all material respects with Applicable Law and meet the all material specifications in all Contracts with customers of the Company and the Company Subsidiaries relating to the sale of such Company Products. Since January 1, 2014, there have not been any claims against the Company or any Company Subsidiary pursuant to any product warranty or with respect to the production, distribution or sale of defective or inferior products or with respect to any warnings or instructions that have, in the aggregate, exceeded the Company’s and the Company Subsidiaries’ warranty reserve for such fiscal year. Neither the Company nor the Company Subsidiaries nor any of their respective customers have, at any time, instituted a product recall of any Company Product or received a notice from any Governmental Entity or other entity that a product recall related to any Company Product is or might be necessary (whether for any safety issue, quality issue or otherwise). To the Knowledge of the Company, no circumstance or condition exists (that with or without notice or lapse of time, or both) that will, or would reasonably be expected to, require or result in a product recall related to any Company Product. No epidemic failure (or similar concept) under any contract has occurred, and, to the Knowledge of the Company, no circumstance or condition exists (with or without notice or lapse of time, or both) that will, or would reasonably be expected to, result in an epidemic failure of any Company Product (and, including for the avoidance of doubt, any component part of any Company Product). All services provided by the Company and the Company Subsidiaries to their respective customers have been provided in material compliance with Applicable Law and the material terms of all Contracts relating thereto.

Section 3.25 Broker’s Fees. Other than Deutsche Bank Securities Inc., neither the Company nor any of its Subsidiaries nor any of their respective officers, directors, employees or agents has utilized any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or any other Transactions.

Section 3.26 Information Supplied. The information supplied or to be supplied by the Company for inclusion in the Registration Statement, including the Proxy/Prospectus, will not, at the time that the Registration Statement is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by the Company with respect to statements made therein based on information supplied by or on behalf of Parent or any of its Affiliates specifically for inclusion or incorporation by reference in the Registration Statement. The Proxy/Prospectus will not, at the date the Proxy/Prospectus is first mailed to the Company’s shareholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that, in each case, no representation or warranty is made by the Company with respect to statements made therein based on information supplied by or on behalf of Parent or any of its Affiliates specifically for inclusion or incorporation by reference in the Proxy/Prospectus. The Proxy/Prospectus shall comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder.

Section 3.27 Communications Regulatory Compliance. The Company and the Company Subsidiaries are in compliance in all material respects with the Communications Act, with all applicable FCC rules and regulations, and with the communications laws, and regulations of each state in which the Company and the Company Subsidiaries operate or provide services to their customers (“Communications Laws”). The Company and the Company Subsidiaries have not and will not operate as a telecommunications service provider, a common carrier, or a private carrier, as these terms are defined in the Communications Laws. The Company and the Company Subsidiaries have received no written communications from the FCC, the Universal Service Administrative Company (“USAC”) or a state-level regulatory authority suggesting that the Company or any Company Subsidiary is subject to regulation pursuant to the Communications Laws. The Company and the Company Subsidiaries have made no filings or registered with USAC. The Company and the Company Subsidiaries have received no written communication from any company that provides wireless or wireline telecommunications capacity to them indicating that they are subject to regulation as a telecommunications service provider or are subject to filing and/or contribution obligations with USAC. The Company and the Company Subsidiaries have not executed a reseller certificate, as the term is used in the Communications Laws, for any company that provides wireless or wireline telecommunications capacity to them. The Company and the Company Subsidiaries have not received any written communication from the FCC or any other federal or state governmental entity in the United States alleging a violation of the Communication Laws.

Section 3.28 No Other Representations. Except for the representations and warranties of the Company expressly set forth in this ARTICLE III, (a) neither the Company nor any of the Company Subsidiaries (or any other Person) makes, or has made any representation or warranty (whether express or implied) relating to the Company, the Company Subsidiaries or any of their respective businesses, operations, properties, assets, liabilities or otherwise in connection with this Agreement or the Transactions, including as to the accuracy or completeness of any such information, (b) no Person has been authorized by the Company or any of the Company Subsidiaries to make any representation or warranty relating to the Company, the Company Subsidiaries or any of their respective businesses, operations, properties, assets, liabilities or otherwise in connection with this Agreement or the Transactions, and (c) any estimate, projection, prediction, data, financial information, memorandum, presentation or any other materials or information provided or addressed to Parent, Merger Sub or any of their respective Affiliates or Representatives, including any materials or information made available in the electronic data room hosted by the Company in connection with the Transactions or in connection with presentations by the Company’s management, are not and shall not be deemed to be or include representations or warranties unless and to the extent any such materials or information is the subject of any representation or warranty of the Company set forth in ARTICLE III.

Section 3.29 Non-Reliance. The Company, on behalf of itself and the Company Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in ARTICLE IV, it is not acting (including, as applicable, by entering into this Agreement or consummating the Merger) in reliance on: (a) any representation or warranty, express or implied; (b) any estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information provided or addressed to the Company or any of its Affiliates or Representatives, in connection with presentations by or discussions with Parent’s management whether prior to or after the date of this Agreement or in any other forum or setting; or (c) the accuracy or completeness of any other representation, warranty, estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the (a) Parent Reports filed with or furnished to the SEC (and made publicly available) and the Canadian Securities Regulatory Authorities or any other documents filed via the SEDAR filing system on or following January 1, 2014 and prior to the date hereof (excluding any documents incorporated by reference therein and excluding disclosures contained in the “risk factors” section or constituting “forward looking statements”, or which are cautionary, predictive or speculative in nature), it being understood that this clause (a) will not apply to any of Section 4.1, Section 4.2, Section 4.3, Section 4.6 and Section 4.7; or (b) Parent Disclosure Schedule dated as of the date of this Agreement, Parent and Merger Sub represent and warrant to the Company as follows:

Section 4.1 Organization and Good Standing.

(a) Parent is a corporation duly organized, validly existing and in good standing under the laws of Canada. Parent has the corporate or other applicable power to own, lease or operate its properties and assets and to conduct its business as presently being conducted and is duly qualified or licensed to do business and is in good standing in each jurisdiction where such qualification or license is required by Applicable Law (to the extent the concept is recognized by such jurisdiction), except where the failure to be so qualified and in good standing, individually or in the aggregate with any such other failures, would not reasonably be expected to have a Parent Material Adverse Effect.

(b) Parent has made available to Company a true, correct and complete copy of the restated articles of incorporation and bylaws of Parent.

Section 4.2 Capitalization.

(a) The authorized capital stock of Parent consists of an unlimited number of shares of Parent Common Stock, of which 32,185,878 were issued and outstanding as of the date that is two (2) Business Day prior to the date hereof (the “Measurement Date”), an unlimited number of preference shares, of which none were issued and outstanding as of the Measurement Date. Parent has not designated, authorized or issued any other shares of capital stock. Other than the Parent Options, the Parent RSUs, and Parent Phantom RSUs there are no options, restricted stock units, shares of phantom stock, other equity-based awards relating to the shares of Parent Common Stock (whether settled in shares of Parent Common Stock or cash), warrants, puts, calls, rights or Contracts of any character to which Parent is a party or by which it is bound obligating Parent to grant, issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of Parent Common Stock, any options, restricted stock units or warrants to purchase or acquire any Parent Common Stock or other securities of Parent, or any voting debt, or obligating Parent to grant, extend, accelerate the vesting and/or repurchase rights of, change the price of, or otherwise amend or enter into any such option, restricted stock unit, warrant, put, call, right or Contract.

(b) All issued and outstanding shares of Parent Common Stock are duly authorized, validly issued, fully paid and non-assessable and are free of all Encumbrances (other than Permitted Encumbrances), preemptive rights, rights of first refusal and “put” or “call” rights created by statute, the restated articles of incorporation or bylaws of Parent or any Contract to which Parent is a party or by which it is bound. There is no liability for dividends accrued and unpaid by Parent or any Parent Subsidiary.

(c) When issued by Parent to the holders of Company Class A Common Stock in accordance with the terms of this Agreement, the Merger Consideration and all other securities of Parent issued to any such Persons pursuant to this Agreement, will be validly and duly issued free and clear of all Encumbrances.

Section 4.3 Authority; No Violation.

(a) Parent has all requisite corporate power and authority to enter into this Agreement and to consummate the Merger and the other Transactions. The execution and delivery of this Agreement and the consummation of the Merger and the other Transactions, have been duly authorized by all necessary corporate action on the part of Parent. This Agreement has been duly executed and delivered by Parent and, assuming due authorization, execution and delivery thereof by each of the other parties hereto, constitutes the valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law. The execution and delivery of this Agreement and the consummation of the Merger and the other Transactions does not require the affirmative vote of Parent’s shareholders under Applicable Law or Parent’s restated articles of incorporation or bylaws.

(b) The execution and delivery of this Agreement by Parent do not, and the consummation of the Merger and the other Transactions will not (i) result in a violation or breach of, constitute a default (or an event which, with notice or lapse of time or both, would become a default), require any consent or approval to be obtained or notice to be given under, or give rise to any third party right of termination, cancellation, suspension, acceleration, penalty or payment obligation or right to purchase or sale under, any provision of: (A) the restated articles of incorporation, bylaws or other organizational documents of Parent or Merger Sub, (B) any material contract to which Parent Merger Sub is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Parent, any of the Parent Subsidiaries or Merger Sub is bound, or (C) any Applicable Law, regulation, order, judgment or decree applicable to Parent, or Merger Sub or any of their respective properties or assets; (ii) give rise to any rights of first refusal or trigger any change in control provisions, rights of first offer or first refusal or any similar provisions or any restrictions or limitations under any note, bond, mortgage, indenture, material contract, material license, franchise or material permit to which any Parent, or Merger Sub is a party; (iii) give rise to any termination or acceleration of indebtedness, or cause any third party indebtedness to come due before its stated maturity or cause any available credit to cease to be available; or (iv) result in the imposition of any Encumbrance upon any of the property or assets of Parent, or Merger Sub or restrict, hinder, impair or limit the ability of either Parent, or Merger Sub to conduct its business as and where it is now being conducted, other than, in the case of clauses (B) and (C) of this Section 4.3(b), which would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect or prevent, materially alter or materially delay any of the Transactions. Parent is not in violation of any of the provisions of its restated articles of incorporation or bylaws.

(c) No consents, approvals and notices are required from any third party under any material contract in order for Parent, or Merger Sub to proceed with the execution and delivery of this Agreement and the completion of the Transactions and the Merger.

(d) No consent, approval, order, authorization, release or waiver of, or registration, notification, declaration or filing with, any Governmental Entity is required by Parent or any Parent Subsidiary in connection with the execution and delivery of this Agreement or the consummation of the Merger, except for (i) the filing of the Statement of Merger pursuant to Section 1.3, (ii) such filings and notifications as may be required under the HSR Act and any other applicable Antitrust Law and the expiration or early termination of applicable waiting periods under the HSR Act and any such other applicable Antitrust Law, (iii) the Registration Statement to be filed with the SEC and documents to be filed with the TSX by Parent in connection with the issuance of shares of Parent Common Stock in the Merger, (iv) such other filings and notifications as may be required under federal, state (including “blue sky”), provincial or foreign securities laws or the rules and regulations of the TSX or NASDAQ GM and (v) such other consents, approvals, orders, authorizations, releases, waivers, registrations, notifications, declarations or filings that, if not obtained or made, would not, individually or in the aggregate, reasonably be expected to (A) result in a Parent Material Adverse Effect or (B) prevent, materially alter or materially delay the consummation of the Merger.

Section 4.4 Taxes.

(a) Parent has properly completed and timely filed all material Tax Returns required to be filed by Applicable Law on or before the Effective Date and has timely paid all material Taxes due and payable by Parent, including all installments on account of taxes for the current year that are due and payable by Parent whether or not assessed (or reassessed) by the appropriate Tax Authority, and has, as applicable, timely remitted such Taxes to the appropriate Tax Authority under Applicable Law, except for Taxes which are being contested in good faith and for which adequate reserves have been established in accordance with GAAP. All such Tax Returns are complete and accurate in all material respects when filed and were prepared in substantial compliance with all Applicable Law.

(b) Parent has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 4.5 Absence of Changes. Since March 31, 2017 through the date of this Agreement:

(a) Parent has conducted its business only in the ordinary course of business, other than the entering into of this Agreement.

(b) There has not occurred any event that constituted or with the passage of time would constitute a Parent Material Adverse Effect.

(c) Parent has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding Parent Common Stock.

(d) Parent has not affected any material change in its accounting methods, principles or practices.

(e) There has been no dividend or distribution of any kind declared, paid or made by Parent on any shares of Parent Common Stock.

Section 4.6 Reporting Status; Securities Law Matters.

(a) Parent is a “reporting issuer” and not on the list of reporting issuers in default under applicable Canadian Securities Laws. The Parent Common Stock is listed on TSX and NASDAQ GM. As of the date hereof, Parent is not subject to regulation by any other stock exchange. Parent has not taken any action to cease to be a reporting issuer in any province of Canada, nor has Parent received notification from any Canadian Securities Regulatory Authority seeking to revoke the reporting issuer status of Parent. No delisting, suspension of trading or cease trade or other order or restriction with respect to any securities of Parent is pending or, to the Knowledge of Parent, threatened.

(b) Parent has timely filed all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) required to be filed by Parent with the applicable Canadian Securities Regulatory Authorities, the SEC, the TSX and NASDAQ GM (collectively, the “Parent Reports”). Each Parent Report at the time filed (or if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing or amendment), (i) complied in all material respects with the requirements of the applicable Canadian Securities Laws and any rules and regulations promulgated thereunder applicable to such Parent Reports and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the Canadian Securities Regulatory Authorities, any Governmental Entity, the TSX or NASDAQ GM with respect to the Parent Reports. Parent has not filed any confidential material change report that at the date of this Agreement remains confidential.

Section 4.7 Financial Statements.

(a) Parent’s audited consolidated financial statements as at and for the fiscal years ended December 31, 2016 and 2015 (including the notes thereto) and Parent’s unaudited consolidated interim financial statements, each as included in the Parent Reports (collectively, the “Parent Financial Statements”), were derived from the accounting books and records of Parent and the Parent Subsidiaries and have been, or will be, as the case may be, prepared in accordance with GAAP consistently applied, except (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Parent’s independent auditors, or (ii) in the case of unaudited interim statements, are subject to normal period-end adjustments (none of which are material, individually or in the aggregate) and may omit notes which are not required by Applicable Law in the unaudited statements) and present fairly in all material respects the consolidated financial condition, results of operations, changes in financial position of Parent and the Parent Subsidiaries as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal period-end adjustments, none of which are material, individually or in the aggregate) in accordance with GAAP and reflect reserves required by GAAP in respect of all material contingent liabilities, if any, of Parent and the Parent Subsidiaries on a consolidated basis. The balance sheet of Parent as of the Balance Sheet Date contained in the Parent Reports is hereinafter referred to as the “Parent Balance Sheet”.

(b) Neither Parent nor any Parent Subsidiary has any material Liabilities that are required to be disclosed on a balance sheet prepared in accordance with GAAP except for: (i) Liabilities reflected on, accrued on or reserved against on the face of the Parent Balance Sheet as of the Balance Sheet Date (including the notes thereto) in accordance with GAAP, (ii) Liabilities that have been incurred since the Balance Sheet Date in the ordinary course of business, consistent with past practice and that have not had or would reasonably be expected to have a Parent Material Adverse Effect, (iii) the fees and expenses of the investment banks, attorneys, consultants and accountants incurred in connection with this Agreement and (iv) Liabilities incurred as a result of the performance by Parent of its obligations under this Agreement. Parent has not had any material dispute with any of its auditors regarding accounting matters or policies during any of its past three full fiscal years or during the current fiscal year.

(c) The financial books, records and accounts of Parent and the Parent Subsidiaries: (i) have been maintained in all material respects in accordance with Applicable Law on a basis consistent with prior years; (ii) are stated in reasonable detail and accurately and fairly reflect the transactions, acquisitions and dispositions of the assets of Parent and the Parent Subsidiaries in all material respects; and (iii) accurately and fairly reflect in all material respects the basis for the Parent Financial Statements.

Section 4.8 Accounting; Internal Controls.

(a) Parent maintains internal control over financial reporting. Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that: (A) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Parent and the Parent Subsidiaries; (B) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Parent and the Parent Subsidiaries are being made only with the requisite authorizations of management and directors of Parent or its Subsidiaries, as applicable; and (C) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Parent or the Parent Subsidiaries that would reasonably be expected to have a material effect on Parent’s financial statements. To the Knowledge of Parent, as of the date of this Agreement: (x) there are no “material weaknesses” in the design and implementation or maintenance of internal controls over financial reporting of Parent that are reasonably likely to materially and adversely affect the ability of Parent to record, process, summarize and report financial information; and (y) there is no fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of Parent.

(b) Parent has in place “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act and National Instrument 52-109 of the Securities Act (Ontario)) that are designed to ensure that material information that is required to be disclosed by Parent in the reports that it files or submits under the Securities Laws is recorded, processed, summarized and reported in all material respects within the time periods specified in the applicable rules and forms and is accumulated and made known to its principal executive officer and principal financial officer as appropriate to allow timely decisions regarding required disclosure.

(c) Since December 31, 2015, neither Parent nor any of the Parent Subsidiaries nor, to the Parent’s Knowledge, any Representative of Parent or any of the Parent Subsidiaries has received or otherwise had or obtained knowledge of any written complaint, allegation, assertion, or claim regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or any of the Parent Subsidiaries or their respective internal accounting controls, including any written complaint, allegation, assertion, or claim that Parent or any of the Parent Subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of Parent’s board of directors.

(d) Parent is in compliance in all material respects with the applicable criteria for continued listing of the Parent Common Stock on NASDAQ GM and the TSX, including all applicable corporate governance rules and regulations.

(e) Neither Parent nor, to the Knowledge of Parent, any of its directors, officers, employees, agents or representatives (in each case, acting in their capacities as such) has, since January 1, 2014, directly or indirectly through its representatives or any Person authorized to act on its behalf (including any distributor, agent, sales intermediary or other third party), materially violated the Corruption of Foreign Public Officials Act (Canada) or any other Anti-Corruption Law. Neither Parent nor, to the Knowledge of Parent, any of its directors, officers or employees (acting in their capacities as such) has been convicted of violating the Corruption of Foreign Public Officials Act (Canada) or any other Anti-Corruption Law.

(f) Except as would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect, Parent and each of Parent Subsidiaries is and, since January 1, 2014, has been in compliance, other than in de minimis respects, with all Sanctions applicable to each of Parent and Parent Subsidiaries. Except as would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect, since January 1, 2014, neither Parent nor any of Parent Subsidiaries has received any written notices of violations with respect to any Sanctions.

Section 4.9 Freely Tradeable Shares. The Parent Common Stock to be issued as the Merger Consideration shall be registered or qualified for distribution, or exempt from or not subject to any requirement for registration or qualification for distribution, under Canadian Securities Laws, U.S. federal securities laws and the state securities laws of each U.S. state where holders entitled to receive such shares are located. Such securities will not be “restricted securities” within the meaning of Rule 144 under the Securities Act, and shall not be subject to any “hold period” resale restrictions under National Instrument 45-102 – Resale of Securities of the Canadian Securities Regulatory Authorities, provided the conditions in subsection 2.6(3) (paragraphs 2 through 5) thereof are satisfied in respect of any such trade.

Section 4.10 United States Securities Laws. Parent is not registered, and is not required to be registered as, an “investment company” under the United States Investment Company Act of 1940, as amended.

Section 4.11 Absence of Litigation. There are no civil, criminal, administrative or other suits, claims, actions, proceedings or arbitrations pending or, to the knowledge of Parent, threatened against Parent or Merger Sub, other than any such suit, claim, action, proceeding or arbitration that would not or would not reasonably be expected to, prevent, materially delay or materially impede the consummation by Parent or Merger Sub of the transactions contemplated hereby. Neither Parent nor any of its subsidiaries nor any of their respective material properties is or are subject to any order, writ, judgment injunction, decree or award except for those that would not reasonably be expected to, prevent, materially delay or materially impede the consummation of the transactions contemplated by this Agreement by Parent or Merger Sub.

Section 4.12 Merger Sub.

(a) Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to carry on its business as now being conducted. Parent has made available to the Company certified copies of the certificate of incorporation and bylaws for Merger Sub (the “Merger Sub Documents”).

(b) Merger Sub was incorporated on April 1, 2008 solely for the purpose of engaging in a U.S. merger and has not engaged in any business activities or conducted any operations other than those relating to the Merger and the transactions contemplated hereby and has no assets or Liabilities (other than immaterial Liabilities incurred in connection with its formation). As of the date hereof, the authorized capital stock of Merger Sub consists solely of 1,000 shares of common stock, par value $0.01 per share, 10 shares of which are validly issued and outstanding as of the date hereof and registered in the name of Parent.

(c) Merger Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the Merger and other Transactions and the execution and delivery of this Agreement by Merger Sub and the consummation by Merger Sub of the Transactions have been duly authorized by all necessary corporate action on the part thereof.

(d) The execution and delivery of this Agreement by Merger Sub does not, and the consummation of the transactions contemplated hereby and compliance with the provisions of this Agreement by Merger Sub shall not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, or result in the creation of any Encumbrance (other than Permitted Encumbrances) upon any of the properties or assets of Merger Sub under the applicable Merger Sub Documents.

Section 4.13 Information Supplied. The information supplied or to be supplied by Parent for inclusion in the Registration Statement, including the Proxy/Prospectus, will not, at the time that the Registration Statement is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by Parent with respect to statements made therein based on information supplied by or on behalf of the Company or any of its Affiliates specifically for inclusion or incorporation by reference in the Registration Statement. The Proxy/Prospectus will not, at the date the Proxy/Prospectus is first mailed to the Company’s shareholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that, in each case, no representation or warranty is made by Parent with respect to statements made therein based on information supplied by or on behalf of the Company or any of its Affiliates specifically for inclusion or incorporation by reference in the Proxy/Prospectus. The Registration Statement and the Proxy/Prospectus shall comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder.

Section 4.14 No Other Representations. Except for the representations and warranties of Parent and Merger Sub expressly set forth in this ARTICLE IV, (a) neither Parent nor Merger Sub (or any other Person) makes, or has made any representation or warranty (whether express or implied) relating to Parent or Merger Sub, or any of their respective businesses, operations, properties, assets, liabilities or otherwise in connection with this Agreement or the Transactions, including as to the accuracy or completeness of any such information, (b) no Person has been authorized by Parent or Merger Sub to make any representation or warranty relating to Parent or any of their respective businesses, operations, properties, assets, liabilities or otherwise in connection with this Agreement or the Transactions, and (c) any estimate, projection, prediction, data, financial information, memorandum, presentation or any other materials or information provided or addressed to the Company or any of its Affiliates or Representatives in connection with the Transactions or in connection with presentations by Parent’s management, are not and shall not be deemed to be or include representations or warranties unless and to the extent any such materials or information is the subject of any representation or warranty of Parent set forth in this ARTICLE IV.

Section 4.15 Non-Reliance. Parent and Merger Sub acknowledge and agree that, except for the representations and warranties expressly set forth in ARTICLE III, it is not acting (including, as applicable, by entering into this Agreement or consummating the Merger) in reliance on: (a) any representation or warranty, express or implied; (b) any estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information provided or addressed to Parent or any of its Affiliates or Representatives, in connection with presentations by or discussions with the Company’s management whether prior to or after the date of this Agreement or in any other forum or setting; or (c) the accuracy or completeness of any other representation, warranty, estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 5.1 Conduct of Business Prior to the Effective Time.

(a) Conduct of the Company Business. During the period from the date hereof and continuing until the earlier of (x) the termination of this Agreement in accordance with ARTICLE VIII and (y) the Effective Time, except (i) to the extent expressly contemplated or permitted by this Agreement, (ii) as consented to in writing by Parent, such consent not to be unreasonably withheld or delayed or (iii) as required by Applicable Law, the Company shall, and shall cause the Company Subsidiaries to:

(i) conduct its and their business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and in compliance in all material respects with all Applicable Law;

(ii) use commercially reasonable efforts consistent with past practice to preserve intact its present business organizations and preserve its advantageous relationships with employees, customers, suppliers, distributors, licensors, licensees and others having business dealings with it; and

(iii) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of the Company, Parent or Merger Sub to obtain any necessary approvals of any Governmental Entity required for the Transactions or to perform its covenants and agreements under this Agreement or to consummate the Transactions.

Section 5.2 Company Forbearances. Without limiting the generality or effect of Section 5.1(a), during the period from the date hereof and continuing until the earlier of (x) the termination of this Agreement in accordance with ARTICLE VII and (y) the Effective Time, the Company shall not, and shall cause each Company Subsidiary not to, do, cause or permit any of the following, except (1) to the extent expressly contemplated or permitted by this Agreement, (2) as consented to in writing by Parent, with any such request for consent to be given good faith consideration by Parent, (3) as required by Applicable Law or (4) as set forth on Section 5.2 of the Company Disclosure Schedule:

(i) amend its articles of incorporation or bylaws, or comparable organizational or governing documents;

(ii) declare or pay any dividend on or make any other distribution (whether in cash, stock or property) in respect of any of its capital stock (other than the payment of any dividend or distribution by any Company Subsidiary to the Company or another Company Subsidiary in the ordinary course of business, consistent with past practice), or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock or adopt any resolution, plan or arrangement for liquidation, dissolution or winding-up, except for withholding Taxes incurred in connection with the exercise of Company Options, Company SARs, Company Warrants or the settlement of Company RSUs;

(iii) (A) grant, confer, award, accelerate, amend or change the period of exercisability or vesting of any Company Options, Company SARS, Company Warrants or Company RSUs or other rights granted under the Company Option Plans or any other equity or equity-based awards, the vesting of the securities purchased or purchasable under such Company Options, Company SARS, Company Warrants or Company RSUs or other rights or the vesting schedule issued under such stock plans or otherwise, (B) amend or change any other terms of such Company Options, Company SARS, Company Warrants or Company RSUs or (C) authorize cash payments in exchange for any Company Options, Company SARS, Company Warrants or Company RSUs or other rights granted under any of such plans or the securities purchased or purchasable under those Company Options, Company SARS, Company Warrants or Company RSUs or other rights issued under such plans or otherwise;

(iv) (A) enter into any Contract that would constitute a Company Material Contract if entered into immediately prior to the date hereof, (B) terminate (other than allowing expiration according to its scheduled term), or waive any of the material terms of, any Company Material Contracts or (C) amend or otherwise modify any Company Material Contract (or any other Contract that, after giving effect to such amendment or modification, would be a Company Material Contract if entered into prior to the date hereof, taking into account such amendment);

(v) issue, deliver or sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any shares of its capital stock or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other Contracts of any character obligating it to issue any such shares or other convertible securities, other than the issuance of shares of Company Class A Common Stock pursuant to the exercise of Company Options, Company SARS or Company Warrants or pursuant to the settlement of Company RSUs, in each case, outstanding on the date hereof;

(vi) (A) hire any additional officers or other employees, or engage any consultants or independent contractors (except hiring of employees to fill open positions arising as a result of the termination for cause or resignation of employees of the Company following the date hereof, in each case so long as no employee’s aggregate compensation exceeds $150,000 and using the Company’s standard, unmodified form of offer letter that provides for at will employment and that does not provide for severance, acceleration or post-termination benefits not imposed by Applicable Law (“Permitted Hires”)), (B) terminate the employment, change the title, office or position, or materially reduce the responsibilities of any employees of the Company or any Company Subsidiary at a level of Vice President or higher, except for cause or non-performance of material duties, (C) enter into, amend or extend the term of any employment, consulting, severance or termination agreement with any officer, employee, consultant or independent contractor (except with respect to Permitted Hires) or (D) enter into any Contract with a labor union or collective bargaining agreement (unless required by Applicable Law);

(vii) (A) commence, implement or effect any material organizational restructuring of the Company or any Company Subsidiary, or take any action that would result in any restructuring, shutdown or similar change, (B) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiary (other than the Merger), or (C) reassign the responsibilities of any employee at a level of Vice President or higher in any material respect, except for cause or non-performance of material duties;

(viii) (A) make or assume any loans or advances (other than routine travel advances and sales commission draws to employees of the Company or any Company Subsidiary in the ordinary course of business, consistent with past practice) to, or any investments in or capital contributions to, any Person (including any officer, director or employee of the Company), other than funding to any Company Subsidiary in order to fund operations in the ordinary course of business, consistent with past practice (including with respect to amounts thereof), (B) forgive or discharge in whole or in part any outstanding loans or advances or (C) amend or modify in any material respect any loan previously granted;

(ix) (A) transfer or license to any Person any rights to any Intellectual Property, other than non-exclusive licenses in the ordinary course of business, consistent with past practice, (B) acquire or license from any Person any Third-Party Intellectual Property, other than non-exclusive, non-royalty bearing licenses in the ordinary course of business, consistent with past practice, or (C) transfer or provide a copy of any Company Source Code to any Person (including any current or former employee or consultant of the Company or any contractor or commercial partner of the Company outside the United States or Canada) other than providing access to Company Source Code to current employees and consultants of the Company or the Company Subsidiaries involved in the development of Company Products on a need-to-know basis, consistent with past practice;

(x) sell, lease, license or otherwise dispose of or encumber any of its properties or assets that are material, individually or in the aggregate, to the Company Business, other than sales and non-exclusive licenses of Company Products in the ordinary course of business, consistent with past practice, or enter into any Contract with respect to the foregoing;

(xi) incur any Liability that would be Company Debt, enter into any “keep well” or other Contract to maintain any financial statement condition, or enter into any arrangement having the economic effect of any of the foregoing;

(xii) make any capital expenditures, capital additions or capital improvements which are more than 10 % greater than the amounts set forth in the capital expenditures budget set forth on Schedule 5.2(xii);

(xiii) materially change the amount or terms of any insurance coverage;

(xiv) (A) enter into, adopt, terminate or amend any Company Employee Plan other than routine amendments that do not materially increase benefits or result in a material increase in administrative costs or amend any compensation, benefit, entitlement, grant or award provided or made under any such plan, except in each case as required under Applicable Law or as necessary to maintain the qualified status of such plan under the Code, (B) materially amend any deferred compensation plan within the meaning of Section 409A of the Code and Internal Revenue Service Notice 2005-1 except to the extent necessary to meet the requirements of such Section or Notice, (C) pay any special bonus or special remuneration to any employee, non-employee director, independent contractor or consultant or increase the salaries, wage rates or fees of its employees or consultants or materially increase the benefits provided to any of its employees, non-employee directors, independent contractors or consultants (other than ordinary course salary increases for employees at a level below Vice-President in connection with annual performance reviews or promotions and that do not exceed 10% for any such employee) or (D) add any new members to the board of directors of the Company or to the board of directors or similar governing body of any Company Subsidiary (other than to replace a member of the board of directors of the Company or the board of directors or similar governing body of such Company Subsidiary who resigns or is otherwise removed from such position following the date hereof and prior to the Closing);

(xv) grant or pay, or enter into any Contract providing for the granting of, any severance, retention or termination pay (other than accrued but unpaid salary), or the acceleration of vesting or other benefits upon the Closing or termination of employment, to any Person (other than severance payments for employees terminated prior to the date hereof);

(xvi) (A) commence a Legal Proceeding other than (1) for the routine collection of accounts receivable, (2) in such cases where the Company in good faith determines that failure to commence such Legal Proceeding would result in the material impairment of a valuable aspect of the Company Business (provided that the Company consults with Parent prior to the filing of such a suit) or (3) for a breach of this Agreement or (B) settle, offer to settle or agree to settle any pending or threatened Legal Proceeding or other dispute, including any such Legal Proceeding between a third party and any customers of the Company for which the Company is providing a defense or indemnity, other than in the ordinary course of business and for consideration not in excess of $325,000 individually or $400,000 in the aggregate and that would not impose any material restriction on the Company Business;

(xvii) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any Person or division thereof, or otherwise acquire or agree to acquire any assets or enter into any Contract with respect to a joint venture, strategic alliance or partnership;

(xviii) other than in the ordinary course of business, (A) make or change any material election in respect of Taxes, or adopt or change any accounting method in respect of Taxes, in each case, if such change would result in material Taxes, (B) file any material Tax Return, any amendment to any such Tax Return or any claim for Tax refunds (provided that Parent will not unreasonably withhold its consent to such a filing), (C) enter into any Tax sharing or similar agreement or closing agreement, settle any claim or assessment in respect of Taxes for an amount materially in excess of the amount accrued or reserved with respect to Taxes, (D) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes, or (E) enter into intercompany transactions giving rise to deferred gain or loss of any kind;

(xix) change accounting methods or practices (including any change in depreciation or amortization policies) or revalue any of its material assets (including writing down the value of inventory or writing off notes or accounts receivable, in each case, other than in the ordinary course of business, consistent with past practice and GAAP), except in each case as required by changes in GAAP (which requirement is confirmed by its independent auditors) and after notice to Parent;

(xx) fail to timely file any Company SEC Reports (in complete form, with all required signatures, certifications and exhibits) required to be filed between the date hereof and the Closing;

(xxi) take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(xxii) place or allow the creation of any Encumbrance on any of its properties, other than Permitted Encumbrances; or

(xxiii) agree in writing or otherwise to take, any of the actions described in clauses (i) through (xxii) of this Section 5.2, or any action that would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation by the Company or any of the Company Subsidiaries of the Transactions.

Section 5.3 Parent Forbearances. During the period from the date hereof and continuing until the earlier of (x) the termination of this Agreement in accordance with ARTICLE VIII and (y) the Effective Time, Parent shall not do, cause or permit any of the following (except (1) to the extent expressly contemplated or permitted by this Agreement or (2) as consented to in writing by the Company, with any such request for consent to be given good faith consideration by the Company:

(i) amend its certificate of incorporation or bylaws, in each case, in a manner that would be reasonably expected to prevent, materially delay or materially impair the ability of Parent to consummate the Merger or otherwise be adverse to the holders of Company Class A Common Stock;

(ii) declare or pay any dividend on or make any other distribution (whether in cash, stock or property) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or adopt any resolution, plan or arrangement for liquidation, dissolution or winding-up;

(iii) take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(iv) fail to timely file any Parent Reports (in complete form, with all required signatures, certifications and exhibits) required to be filed between the date hereof and the Closing; or

(v) agree in writing or otherwise to take any of the actions described in clauses (i) through (iii) of this Section 5.3, or any action that would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation by the Parent of the Transactions.

Section 5.4 Certain Limitations on Control. Notwithstanding anything to the contrary in this ARTICLE V, the parties hereto acknowledge and agree that no consent of Parent or the Company shall be required with respect to any matter set forth in this Agreement to the extent the requirement of such consent would violate any Antitrust Laws.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.1 Proxy Statement and Form F-4.

(a) Parent and the Company shall jointly prepare and cause to be filed with the SEC a proxy statement relating to the Company Shareholder Meeting and a prospectus that Parent will use in the United States to offer the shares of Parent Common Stock to be issued in connection with the Merger (such proxy statement and prospectus, together with all amendments and supplements thereto, the “Proxy/Prospectus”), and Parent shall use its reasonable best efforts to, with the Company’s reasonable cooperation, prepare and cause to be filed with the SEC a registration statement on Form F-4 pursuant to which the offer and sale of shares of Parent Common Stock to be issued in connection with the Merger will be registered pursuant to the Securities Act and which will include the Proxy/Prospectus as a part thereof (such registration statement, together with all amendments and supplements thereto, the “Registration Statement”), as promptly as practicable using its reasonable best efforts to make such filing no later than twenty (20) Business Days after the date hereof (provided, that no party shall be in breach of this timing obligation to the extent the delay is the result of an inability, after reasonable best efforts, to prepare required pro forma financial statements). Parent and the Company each shall use its reasonable best efforts to (i) respond as promptly as practicable to any comment from the SEC with respect to the Registration Statement and Proxy/Prospectus, (ii) have the Registration Statement declared effective under the Securities Act as promptly as practicable after its filing, to (iii) maintain the effectiveness of the Registration Statement for as long as necessary to consummate the Merger and the other transactions contemplated by this Agreement, and (iv) promptly after the Registration Statement is declared effective, mail the Proxy/Prospectus to the shareholders of the Company. Parent shall also use its reasonable best efforts to satisfy, prior to the effective date of the Registration Statement, all necessary Securities Laws or “blue sky” notice requirements in connection with the Merger and to consummate the other Transactions. Parent shall also use its reasonable best efforts to take any other action required to be taken under the Securities Act or the Exchange Act, and the rules and regulations thereunder, in connection with the issuance of the Parent Common Stock in the Merger, and the Company shall furnish all information concerning the Company and the holders of Company Class A Common Stock as may be reasonably requested in connection with any such actions. The Company shall also use its reasonable best efforts to take any other action required to be taken under the Securities Act or the Exchange Act, and the rules and regulations thereunder, in connection with the Proxy/Prospectus, and Parent shall furnish all information concerning Parent as may be reasonably requested in connection with such filing.

(b) Each of the Company and Parent shall promptly notify the other of the receipt of any comments from the SEC and of any request from the SEC for any amendment or supplement to the Registration Statement or the Proxy/Prospectus or for additional information and shall, as promptly as practicable after receipt thereof, provide the other with copies of all correspondence between it and/or any of its Representatives, on one hand, and the SEC or any state securities commission, on the other hand, with respect to the Registration Statement or Proxy/Prospectus and all written comments with respect to the Registration Statement or the Proxy/Prospectus received from the SEC or any state securities commission.

(c) The Company and Parent will cause each of the Proxy/Prospectus and Registration Statement to comply as to form and substance in all material respects with the applicable provisions of the Securities Act and the rules and regulations thereunder, the Exchange Act and the rules and regulations thereunder, and the applicable requirements of the NASDAQ GM and TSX.

(d) Notwithstanding the foregoing, prior to filing the Registration Statement, the Proxy/Prospectus (or any amendment or supplement thereto) and other documents related to the Company Shareholder Meeting and the issuance of the shares of Parent Common Stock in connection with the Merger with the applicable Governmental Entity, responding to any comments of the SEC with respect thereto and mailing such documents to shareholders, each of the Company and Parent shall cooperate and provide the other (and its respective legal counsel) with a reasonable opportunity to review and comment on drafts of such document or response (including the proposed final version of such document or response) and no filing of, or amendment or supplement to, the Registration Statement, Proxy/Prospectus or such other document will be made by one party without the other party’s prior consent (which shall not be unreasonably withheld, condition or delayed). Each party will include in the Proxy/Prospectus, the Registration Statement and such other documents related to the Company Shareholder Meeting or the issuance of the shares of Parent Common Stock in respect of the Merger all comments reasonably and promptly proposed by the other party or its legal counsel and each agrees that all information relating to Parent and its Subsidiaries included in the Proxy/Prospectus and the Registration Statement shall be in form and content satisfactory to Parent, acting reasonably, and all information relating to the Company and its Subsidiaries included in the Proxy/Prospectus and the Registration Statement shall be in form and content satisfactory to the Company, acting reasonably.

(e) If, at any time prior to the receipt of the Company Shareholder Approval, any information relating to the Company or Parent, or any of their respective Affiliates, should be discovered by the Company or Parent which should be set forth in an amendment of, or a supplement to, either the Registration Statement or the Proxy/Prospectus, so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto, and the Company and Parent shall cooperate in the prompt filing with the SEC of any appropriate amendment of, or supplement to, the Registration Statement or the Proxy/Prospectus and, to the extent required by Applicable Law, in disseminating the information contained in such amendment or supplement to shareholders of the Company.

(f) Parent will as promptly as practicable take all actions to list on the NASDAQ GM and TSX the shares of Parent Common Stock that it proposes to issue as Merger Consideration.

Section 6.2 Shareholder Approvals.

(a) As promptly as reasonably practicable after the Registration Statement is declared effective under the Securities Act (or in the case of the record date, a reasonable time before the Registration Statement is declared effective), the Company shall, in accordance with Applicable Law and the Company’s articles of incorporation and bylaws, establish a record date (which record date will be as promptly as reasonably practicable following the date on which it is established) for, duly call, give notice of, convene and hold, a meeting of the Company’s shareholders (including any adjournment or postponement thereof, the “Company Shareholder Meeting”), in accordance with Section 321 of the PBCL, for the sole purpose of obtaining the Company Shareholder Approval, holding the Company Shareholder Advisory Vote in accordance with the PBCL and Applicable Law, and such other matters as may be agreed by Parent; provided, however, that the Company Shareholder Meeting shall be held no later than twenty-five (25) Business Days after the Registration Statement is declared effective (unless adjourned or postponed in accordance with the terms of this Section 6.2(a)). The Company will cause the Proxy/Prospectus to be mailed to its shareholders as promptly as reasonably practicable after the SEC has declared the Registration Statement effective, but in any event no later than five (5) Business Days after the Registration Statement is declared effective. Subject to Section 6.4(d), the Company will use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part to obtain the Company Shareholder Approval and hold the Company Shareholder Advisory Vote at the Company Shareholder Meeting or any adjournment or postponement thereof, including soliciting from its shareholders proxies in favor of the adoption of this Agreement in compliance with all Applicable Law and its articles of incorporation and bylaws. The Company shall ensure that all proxies solicited in connection with the Company Shareholder meeting are solicited in compliance with all Applicable Law. The Company shall not adjourn or postpone the Company Shareholder Meeting without the prior written consent of Parent; provided, that the Company may adjourn or postpone the Company Shareholder Meeting (A) if the failure to adjourn or postpone the Company Shareholder Meeting would reasonably be expected to be a violation of Applicable Law or to allow reasonable additional time for the filing and/or mailing of any supplemental or amended disclosure that the board of directors of the Company has determined in good faith, after consultation with outside legal counsel, is necessary or required to be filed under Applicable Law or for the Company to comply with its obligations under Section 6.4(g) and Section 6.4(h) and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s shareholders prior to the Company Shareholder Meeting, (B) if, as of the time that the Company Shareholder Meeting is originally scheduled (as set forth in the Proxy/Prospectus) or rescheduled, pursuant to this Section 6.2(a), there are insufficient shares of Company Class A Common Stock represented at such meeting (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Shareholder Meeting or (C) if, as of the time that the Company Shareholder Meeting is originally scheduled, adjournment or postponement of the Company Shareholder Meeting is necessary to enable the Company to solicit additional proxies required to obtain the Company Shareholder Approval; further provided, that in the event that there are insufficient votes to obtain the Company Shareholder Approval at the Company Shareholder Meeting, the Company may postpone or adjourn the Company Shareholder Meeting up to two (2) times for up to thirty (30) days to the extent permitted by Applicable Law.

(b) Except to the extent expressly permitted by Section 6.4(f), (i) the board of directors of the Company shall recommend that the Company’s shareholders vote in favor of the adoption of this Agreement (the “Company Board Recommendation”) at the Company Shareholder Meeting, (ii) the Proxy/Prospectus shall include a statement to the effect that the board of directors of the Company has recommended that the Company’s shareholders vote in favor of the adoption of this Agreement at the Company Shareholder Meeting and (iii) neither the board of directors of the Company nor any committee thereof shall effect a Company Adverse Recommendation Change.

(c) The Company agrees (i) to provide Parent with periodic updates concerning proxy solicitation results on a timely basis (including, if requested, promptly providing periodic voting reports) and (ii) to give written notice to Parent one (1) day prior to the Company Shareholder Meeting and on the day of, but prior to, the Company Shareholder Meeting indicating whether as of such date insufficient proxies representing the Company Shareholder Approval appear to have been obtained.

(d) Unless this Agreement has been terminated pursuant to ARTICLE VIII, the Company’s obligation to establish a record date for, call, give notice of, convene and hold the Company Shareholder Meeting in accordance with this Section 6.2 shall not be limited to, or otherwise affected by, the commencement, disclosure, announcement or submission to the Company of any Acquisition Proposal or Superior Proposal or by any Company Adverse Recommendation Change.

Section 6.3 Approval of Sole Stockholder of Merger Sub. Immediately after the execution of this Agreement, Parent shall execute and deliver, in accordance with Applicable Law and its restated articles of incorporation and bylaws, in its capacity as sole stockholder of Merger Sub, a written consent adopting this Agreement. Such consent shall not be modified or rescinded and Parent shall deliver such consent to the Company promptly upon the execution thereof.

Section 6.4 No Solicitation.

(a) Termination of Prior Discussions. Upon execution and delivery of this Agreement, the Company and the Company Subsidiaries shall, and shall cause their respective Representatives to, immediately (i) cease any and all existing activities, discussions or negotiations with any Persons conducted prior to or on the date hereof with respect to any Acquisition Proposal, (ii) cease any existing discussion that could reasonably be expected to lead to an Acquisition Proposal, (iii) request, and use commercially reasonable efforts to cause, any Person (and such Person’s Representatives), other than Parent and its Representatives, with which the Company has engaged in any such activities within the 18 month period preceding the date hereof to promptly return or destroy all non-public information previously provided to such Person (and such Person’s Representatives) and (iv) terminate access for anyone other than the Company, Parent and Merger Sub and their respective Representatives to any physical or electronic data rooms of the Company. From and after the date hereof, the Company shall, and shall cause the Company Subsidiaries to, enforce (and shall not, nor permit any Company Subsidiary to, waive, amend, terminate, modify or fail to enforce) any provision of any “standstill” or similar obligation of any Person, including the provisions of any confidentiality or non-disclosure agreements entered into in connection with or applicable to an Acquisition Proposal, to which the Company or any Company Subsidiary is a party.

(b) No-Solicitation. Subject to Section 6.4(d) and Section 6.4(f), from and after the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with ARTICLE VIII, the Company (including the board of directors of the Company and any committee thereof) and the Company Subsidiaries will not, and will not authorize or permit any of their respective Representatives to, and shall cause their respective Representatives not to, directly or indirectly, (i) solicit, initiate, encourage or knowingly facilitate or induce the making, submission or public announcement of an Acquisition Proposal, or the making of any inquiry, offer or proposal that would constitute or would reasonably be expected to lead to an Acquisition Proposal or the making or consummation thereof, (ii) furnish to any Person any non-public information relating to the Company or any Company Subsidiaries, or afford access to the business, properties, assets, books or records of the Company or any Company Subsidiaries to any Person, in each case in connection with or for the purpose of encouraging or facilitating an Acquisition Proposal or any inquiry, offer or proposal that would reasonably be expected to lead to an Acquisition Proposal, (iii) engage in, enter into, participate in, maintain or continue any communications or negotiations regarding an Acquisition Proposal or any inquiry, offer or proposal that would reasonably be expected to lead to an Acquisition Proposal, except to notify a Person that had made or, to the Knowledge of the Company, is making inquiries with respect to, or is considering making, an Acquisition Proposal of the existence of the provisions of this Section 6.4(b), (iv) agree to, accept, approve, endorse or recommend (or publicly propose or announce any intention or desire to agree to, accept, approve, endorse or recommend) any Acquisition Proposal or submit any Acquisition Proposal to the vote of any securityholders of the Company or any Company Subsidiary, (v) enter into any commitment, agreement in principle, letter of intent, term sheet or any other agreement, understanding or contract (whether binding or not) contemplating or otherwise relating to any Acquisition Proposal or enter into any agreement, contract, understanding or commitment to abandon, terminate or fail to consummate the Merger or (vi) resolve, propose or agree to do any of the foregoing.

(c) Notice. From and after the date of this Agreement, the Company shall promptly (but in any event within 24 hours) advise Parent orally and in writing after receipt by the Company and/or any Company Subsidiary (and/or to the knowledge of the Company, by any of the Company’s Representatives) of any Acquisition Proposal and (i) if such Acquisition Proposal is in writing, the Company shall deliver to Parent a copy of such Acquisition Proposal and any related draft agreements and other written material relating to such Acquisition Proposal or (ii) if such Acquisition Proposal is oral, the Company shall communicate to Parent the material terms and conditions of such Acquisition Proposal, including, in each case, the identity of the Person submitting any such Acquisition Proposal. The Company shall keep Parent reasonably informed on a current basis (but in any event within 24 hours of any such change) of the status and material terms of, and any material amendments, changes or modifications or proposed material amendments or modifications to, any such Acquisition Proposal (or the status thereof). The Company shall not enter into any Contract with any Person that prohibits the Company from providing any information to Parent in accordance with this Section 6.4(c).

(d) Superior Proposals. If, at any time prior to the date that the Company Shareholder Approval is obtained, the Company receives an unsolicited, written, bona fide Acquisition Proposal that the board of directors of the Company determines in good faith (after consultation with the Company’s outside legal and financial advisors of national standing) is, or would reasonably be expected to lead to, a Superior Proposal, then, notwithstanding anything to the contrary contained in Section 6.4(a), the Company may (A) enter into discussions with any Person making such an Acquisition Proposal and (B) deliver or make available to such Person non-public information regarding the Company and the Company Subsidiaries (provided that substantially concurrently (and in any event within 24 hours) the Company delivers or makes available to Parent such information to the extent such information was not previously made available to Parent); provided, that, in each such case, the Company, the Company Subsidiaries and the Company Representatives shall have complied with each of the following:

(i) none of the Company, the Company Subsidiaries and their respective Representatives shall have violated (other than immaterial breaches) any of the provisions of this Section 6.4;

(ii) (x) the board of directors of the Company first shall have determined in good faith (after consultation with its outside legal counsel) that the failure to deliver or make available such information or engage in such discussions would be reasonably likely to result in a violation of its fiduciary obligations to the Company and the Company’s shareholders under Applicable Law, and (y) the Company provides written notice to Parent immediately after any such determination by the board of directors of the Company and before taking any of the actions described in (A) and (B) of this sentence; and

(iii) prior to delivering or making available to any such Person any material non-public information, the Company first shall have received from such Person an executed confidentiality agreement on terms no less favorable to the Company than the Confidentiality Agreement.

(e) Except as otherwise provided in this Agreement, the board of directors of the Company (including a duly authorized committee thereof) shall not (i) withhold, withdraw, amend or modify, or publicly propose to withhold, withdraw, amend or modify, in a manner adverse to Parent or Merger Sub, the Company Board Recommendation (including any failure to include the Company Board Recommendation in the Proxy/Prospectus), (ii) approve, endorse or recommend, or publicly propose to approve, endorse or recommend to the shareholders of the Company an Acquisition Proposal, (iii) fail to publicly recommend against acceptance of any tender offer or exchange offer for the Company Class A Common Stock within ten (10) Business Days after commencement of such offer or against any Acquisition Proposal (provided that a “stop, look and listen” communication by the board of directors of the Company to the shareholders of the Company pursuant to Rule 14d-9(f) of the Exchange Act shall not be deemed to be a Company Adverse Recommendation Change unless and until the board of directors of the Company fails to reconfirm the Company Board Recommendation by the close of business on the tenth (10th) Business Day following the commencement of a tender offer or exchange offer), (iv) other than with respect to the period of up to ten (10) Business Days applicable to tender offer or exchange offers that are the subject of the preceding clause (iii), fail to publicly reaffirm the Company Board Recommendation, in each case, within five (5) Business Days after Parent so requests in writing, (v) enter into any definitive agreement providing for an Acquisition Proposal or (vi) resolve or publicly propose to take any action described in the foregoing clauses (i) through (v) (each of the foregoing actions described in clauses (i) through (v) being referred to as a “Company Adverse Recommendation Change”

(f) Notwithstanding anything to the contrary in this Agreement, the board of directors of the Company (or a duly authorized committee thereof) may: (i) make a Company Adverse Recommendation Change in response to an Intervening Event if the Company’s board of directors has determined in good faith, after consultation with its financial advisor and outside legal counsel, that the failure of the Company’s board of directors to make a Company Adverse Recommendation Change would be reasonably likely to violate its fiduciary obligations to the Company and the Company’s shareholders under Applicable Law; (ii) make a Company Adverse Recommendation Change in response to the Company receiving an unsolicited, written, bona fide Acquisition Proposal that the Company’s board of directors determines in good faith, after consultation with its financial advisor and outside legal counsel, constitutes a Superior Proposal; or (iii) if the Company has complied in all material respects with this Section 6.4, cause the Company to terminate this Agreement and, prior to or substantially concurrently with such termination, cause the Company to enter into a definitive written agreement providing for such Superior Proposal, if, and only if, in all cases, the board of directors of the Company determines in good faith, after consulting with and receiving advice from outside counsel, that the failure to (1) effect a Company Adverse Recommendation Change or (2) terminate this Agreement and enter into a definitive written agreement providing for a Superior Proposal, as the case may be, would be reasonably likely to violate its fiduciary obligations to the Company and the Company’s shareholders under Applicable Law.

(g) Subject to Section 6.4(f), (i) no Company Adverse Recommendation Change may be made in response to an Intervening Event or Superior Proposal and (ii) no termination of this Agreement in accordance with Section 6.4(f) may be made unless: (A) the Company complies in all material respects with this Section 6.4(g), (B) the Company provides Parent prior written notice of its intent to make any Company Adverse Recommendation Change or terminate this Agreement pursuant to Section 6.4(f) at least four (4) Business Days prior to taking such action (a “Company Board Recommendation Notice”), which notice shall specify (x) in the case of such action taken in connection with a Superior Proposal, the material terms and conditions of such Superior Proposal (including the identity of the Person making such Superior Proposal and a copy of the then-current forms of all of the relevant proposed transaction documents related thereto, including definitive agreements with respect to such Superior Proposal and any financing commitments relating thereto) or (y) in the case of such action taken in connection with an Intervening Event, a description of such event and any related documentation; and (C) the Company shall have, (x) during the four (4) Business Day period specified above (and any additional period related to a revision of the Superior Proposal, as provided below), negotiated, and caused its Representatives to negotiate, with Parent in good faith (to the extent Parent desires to negotiate) with respect to any adjustments proposed by Parent to the terms and conditions of this Agreement so that such Superior Proposal ceases to constitute a Superior Proposal (or in the event of an Intervening Event, to allow the Merger to be effected), (y) following the end of such four (4) Business Day period specified above (and any additional period related to a revision of the Superior Proposal, as provided below), the Company’s board of directors shall have considered in good faith any revisions to the terms of this Agreement proposed in writing by Parent, and shall have determined, after consultation with its outside financial advisor and outside legal counsel, that failure to make a Company Adverse Recommendation Change or terminate this Agreement would be reasonably likely to violate its fiduciary obligations to the Company and the Company’s shareholders under Applicable Law, and (z) if applicable, prior to or substantially concurrent with, the termination of this Agreement pursuant to Section 6.4(f), pay the Termination Fee as set forth in Section 8.3(d).

(h) The parties agree that, in the case of such actions taken in connection with a Superior Proposal, any material amendment to the financial terms or other material terms of such Superior Proposal shall require a new Company Board Recommendation Notice and an additional two (2) Business Day period (the period inclusive of all such days, the “Notice Period”). The Company agrees that: (i) during the Notice Period the Company shall, and shall cause its financial advisors and outside legal counsel to, negotiate with Parent in good faith (if Parent indicates to the Company that it desires to negotiate) the terms of this Agreement and (ii) the Company shall take into account all changes and adjustments to the terms of this Agreement proposed by Parent in determining whether such Superior Proposal continues to constitute a Superior Proposal. The Company shall keep Parent reasonably informed of all developments affecting the material terms of any such Superior Proposal (and the Company shall provide Parent with copies of any additional written materials received that relate to such Superior Proposal).

(i) Compliance with Tender Offer Rules. Nothing contained in this Agreement shall prohibit the board of directors of the Company from taking and disclosing to the Company’s shareholders a position contemplated by Rule 14e-2(a) or Rule 14d-9 under the Exchange Act or Item 1012 of Regulation M-A or otherwise complying with the provisions of Rule 14e-2 or Rule 14d-9 under the Exchange Act or Item 1012 of Regulation M-A; provided, that none of the following shall be deemed to be a Company Adverse Recommendation Change: (i) a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act (provided that such communication is also accompanied by a public statement by the board of directors of the Company expressly reaffirming the Company Board Recommendation), (ii) an express rejection of any applicable Acquisition Proposal or (iii) an express reaffirmation of the Company Board Recommendation.

Section 6.5 Access to Information

(a) Subject to Applicable Law, the Company and Parent each shall (and shall cause its Subsidiaries to), upon reasonable request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy/Prospectus, the Registration Statement or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Merger and the Transactions.

(b) The Company shall (and shall cause the Company Subsidiaries to), upon giving of reasonable notice by Parent, afford Parent’s officers and other authorized Representatives reasonable access, during normal business hours following reasonable advance notice throughout the period prior to the Effective Time, to its officers, employees, agents, contracts, books and records (including the work papers of such party’s independent accountants upon receipt of any required consents from such accountants), as well as properties, offices and other facilities, and, during such period, shall (and shall cause the Company Subsidiaries to) furnish promptly to the Parent all information concerning its business, properties and personnel as may reasonably be requested. Notwithstanding the foregoing, nothing in this Section 6.5 shall require or be construed to require the Company to allow Parent or its Representatives to perform any on-site procedures (including an on-site study) with respect to any property of the Company or the Company Subsidiaries.

(c) This Section 6.5 shall not be construed to require the Company to permit any access to any of its (or the Company Subsidiaries’) officers, employees, agents, contracts, books or records, or its (or the Company Subsidiaries’) properties, offices or other facilities, or to permit any inspection, review, sampling or audit, or to disclose or otherwise make available any information that in the reasonable judgment of the Company would (i) unreasonably disrupt the operations of the Company or the Company Subsidiaries, (ii) result in the disclosure of any trade secrets of any third parties or violate the terms of any confidentiality provisions in any agreement with a third party entered into prior to the date of this Agreement, (iii) result in a violation of Applicable Law, including any fiduciary duty, (iv) waive the protection of any attorney-client or similar privilege or (v) result in the disclosure of any personal information that would expose the Company to the risk of liability. In the event that the Company objects to any request submitted pursuant to and in accordance with Section 6.5(a) and withholds information on the basis of the foregoing clauses (i) through (v), the Company shall inform Parent as to the general nature of what is being withheld and the Company shall use commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure that does not suffer from any of the foregoing impediments, including through the use of reasonable best efforts to (A) obtain the required consent or waiver of any third party required to provide such information and (B) implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the objection, including by arrangement of appropriate clean room procedures, redaction or entry into a customary joint defense agreement with respect to any information to be so provided, if the Company determines that doing so would reasonably permit the disclosure of such information without violating Applicable Law or confidentiality restriction or jeopardizing such privilege. All requests for information made pursuant to this Section 6.5 shall be directed to Kelly Gay or other Person designated by the Company. All information exchanged or made available shall be governed by the terms of the Confidentiality Agreement.

(d) No exchange of information or investigation by Parent or its Representatives shall affect or be deemed to affect, modify or waive the representations and warranties of the Company set forth in this Agreement.

(e) To the extent that any of the information or material furnished pursuant to this Section 6.5 or otherwise in accordance with the terms of this Agreement may include material subject to the attorney-client privilege, work product doctrine or any other applicable privilege concerning pending or threatened legal proceedings or governmental investigations, the parties understand and agree that they have a commonality of interest with respect to such matters and it is their desire, intention and mutual understanding that the sharing of such material is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege. All such information that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under these privileges, this Agreement and under the joint defense doctrine.

Section 6.6 Confidentiality; Public Disclosure.

(a) The parties hereto acknowledge that Parent and the Company have previously executed a Confidentiality Agreement, dated as of September 9, 2016 (as may be amended from time to time in accordance with its terms, the “Confidentiality Agreement”), which shall continue in full force and effect in accordance with its terms.

(b) Each of the Company and Parent shall consult with the other party before issuing or making, and shall provide and shall not issue any press release or make any public statement relating to this Agreement or the Transactions without the prior written consent of the other party; provided, that either the Company or Parent may, without obtaining such prior consent, issue such press release or make such public statement to the extent that such party determines in good faith (following consultation with its outside legal counsel) that such press release or public statement is required by Applicable Law or the rules of any national securities exchange to be issued or made so long as such party shall have (i) used all reasonable efforts to consult and discuss in good faith with the other party the form and content thereof prior to its release and (ii) considered in good faith any reasonable changes that are suggested by the other party prior to releasing or making such press release or public statement. Each of the Company and Parent shall use commercially reasonable efforts to cause its Representatives to comply with this Section 6.6(b). Notwithstanding the foregoing provisions of this Section 6.6(b), (i) Parent and the Company may make press releases or public announcements concerning this Agreement or the Transactions that consist solely of information previously disclosed in all material respects in previous press releases or announcements made by Parent and/or the Company in compliance with this Section 6.6(b), (ii) Parent and the Company may make public statements in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements consist solely of information previously disclosed in all material respects in previous press releases, public disclosures or public statements made jointly by Parent and the Company and do not reveal any material, non-public information regarding the other parties hereto, this Agreement or the Transactions, and (iv) the foregoing provisions of this Section 6.6(b) shall not apply to any release or announcement made or proposed to be made in connection with, or in response to, a Company Adverse Recommendation Change that is effected in compliance with Section 6.4(f). In addition to the foregoing obligations, Parent and the Company shall consult with each other reasonably in advance of issuing any non-public communications to employees or other constituents relating to this Agreement or the Transactions.

Section 6.7 Extinguishment of Company Debt. No later than three (3) Business Days prior to the Closing Date, the Company shall cause the lenders holding Company Debt to have prepared and delivered to the Company and Parent pay-off letters in customary form, which pay-off letters shall be updated, as necessary, on the Closing Date to specify (a) the identity of each lender; (b) the amount owed or to be owed to each such lender; and (c) the bank account and wire transfer information for each such lender. Unless otherwise agreed with the lenders holding Company Debt, Parent agrees to use its reasonable commercial efforts to extinguish the Company Debt, in accordance with the pay-off letters, as soon as practicable following the Closing.

Section 6.8 Regulatory Approvals.

(a) Each of Parent and the Company shall promptly after the execution of this Agreement apply for or otherwise seek, and use its respective commercially reasonable efforts to obtain, all consents and approvals of Governmental Entities required to be obtained by it for the consummation of the Merger and the other Transactions. Without limiting the generality or effect of the foregoing, each of Parent and the Company shall, as soon as practicable (and in any event no later than fifteen (15) Business Days) following the date hereof, file a Premerger Notification and Report under the HSR Act, and shall, as soon as practicable following the date hereof, make any filings required by any other applicable Antitrust Law. The parties hereto shall promptly supply one another with any information that may be required in order to make such filings or obtain such consents and approvals. Each party hereto shall (i) consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to any applicable Antitrust Law, (ii) coordinate with one another in preparing and exchanging such materials and (iii) promptly provide one another (and its counsel) with copies of all filings, presentations or submissions (and a summary of any oral presentations) made by such party to any Governmental Entity in connection with this Agreement; provided, that with respect to any such analyses, appearances, presentations, memoranda, briefs, arguments, opinions or proposals or such filings, presentations or submissions, each of Parent and the Company need not supply the other (or its counsel) with copies (or in case of oral presentations, a summary) to the extent that any Applicable Law requires such party or its subsidiaries to restrict or prohibit access to any such information.

(b) Each party hereto will notify the other promptly upon the receipt of (i) any substantive comments from any officials of any Governmental Entity in connection with any filings made pursuant hereto and (ii) any request by any officials of any Governmental Entity for amendments or supplements to any filings made pursuant to, or information provided to comply in all material respects with, any Applicable Law. Whenever any event occurs that is required to be set forth in an amendment or supplement to any filing made pursuant to Section 6.8(a), each party hereto will promptly inform the other parties of such occurrence and cooperate in filing with the applicable Governmental Entity such amendment or supplement.

(c) Each of Parent and the Company shall use its respective commercially reasonable efforts to resolve such objections, if any, as may be asserted by any Governmental Entity with respect to the Transactions under any applicable Antitrust Laws. Parent and the Company shall take any and all of the following actions to the extent necessary to cause the expiration of the notice periods under applicable Antitrust Laws with respect to the Transactions and to obtain the approval of any Governmental Entity with jurisdiction over the enforcement of any Applicable Law regarding the Transactions: (i) entering into negotiations, (ii) providing information required by Applicable Law, (iii) substantially complying with any “second request” for information pursuant to applicable Antitrust Laws, and (iv) defending any action, suit or proceeding instituted (or threatened to be instituted) by any Government Entity or any third party challenging the Transactions or that would otherwise prohibit or materially impair or materially delay the consummation of such Transaction. Notwithstanding the foregoing, the Parent shall not be required to (and Company and its Subsidiaries shall not, without the prior written consent of the Parent) commit to or effect any divestiture, disposal, holding separate or licensing of, any agreement to conduct in a specified manner, or any restriction on or limitation of, any of the assets or business of Parent or the Company.

(d) Notwithstanding anything herein to the contrary, in no event shall the Company, and the Company shall cause the Company Subsidiaries not to, without Parent’s prior written consent, commit to or propose any divestiture transaction, or commit or propose to alter their businesses or commercial practices in any way, or otherwise take or commit to take (or propose to take or commit to take) any such action that, in each case, would reasonably be expected to limit Parent’s freedom of action with respect to, or Parent’s ability to retain any of the businesses, product lines or assets of, the Company Business or otherwise receive the full benefits of this Agreement.

(e) Nothing in this Section 6.8 shall limit a party’s right to terminate the Agreement pursuant to ARTICLE VIII so long as such party has until such date complied in all material respects with its obligations under this Section 6.8.

Section 6.9 Reasonable Efforts. In furtherance of and without limitation of the obligations of Section 6.8(c), each of the parties hereto agrees to use its respective reasonable best efforts, and to cooperate with each other party hereto to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, appropriate or desirable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other Transactions, including (a) taking all reasonable actions necessary to satisfy the parties’ respective conditions set forth in ARTICLE VII and (b) executing and delivering such other instruments and doing and performing such other acts and things as may be reasonably necessary, appropriate or desirable to effect completely the consummation of the Merger and the other Transactions.

Section 6.10 Third-Party Consents; Notices.

(a) If requested by Parent, the Company shall use its commercially reasonable efforts to obtain, prior to the Closing, and deliver to Parent, at or prior to the Closing, all notices, consents, waivers and approvals under each Contract listed or described in Section 3.3(c) of the Company Disclosure Schedule (and any Contract entered into after the date hereof that would have been required to be listed or described in Section 3.3(c) or Section 3.3(d) of the Company Disclosure Schedule if entered into immediately prior to the date hereof), using a form reasonably acceptable to Parent.

(b) The Company shall give all notices and other information required to be given to the employees of the Company or any Company Subsidiary under any Applicable Law in connection with the Transactions.

Section 6.11 Notice of Certain Matters. The Company and Parent will give written prompt notice to the other of: (a) any fact, event or circumstance known to it that (i) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Company Material Adverse Effect or Parent Material Adverse Effect with respect to it or (ii) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in ARTICLE VII to be satisfied, (b) the receipt of any (i) written notice from any third Person alleging that the consent or approval of such Person is or may be required in connection with the Merger and the Transactions or (ii) any notice or other communication from any Governmental Entity in connection with the Transactions, or (c) any Legal Proceeding commenced or, to its Knowledge, threatened against a party hereto, or relating to or involving the Company, Parent or any of their respective Subsidiaries that, relate to the Merger or other Transactions. No notification given pursuant to this Section 6.11 shall affect the representations, warranties, covenants or other agreements herein or affect the satisfaction or non-satisfaction of any conditions to the obligations of the parties hereto under this Agreement or otherwise limit or affect the remedies available hereunder to the parties, and any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute a violation of this Section 6.11 or the failure of any condition set forth in Section 7.2 or Section 7.3 to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case unless the underlying breach would independent result in a failure of the conditions set forth in Section 7.2 or Section 7.3 to be satisfied

Section 6.12 Employees and Contractors; Directors; Equity Matters.

(a) During the period commencing on the Effective Time and ending on the 18 month anniversary of the Closing Date, Parent shall, or shall cause the Surviving Corporation (or other Affiliate) to, provide employee benefit and compensation plans for the benefit of employees who are actively employed by the Company and its Subsidiaries on the Closing Date (“Company Employees”), while employed by the Surviving Corporation (or Parent or any Affiliate of Parent), with total compensation comprised of (i) an annual base salary or base wage that is no less than the annual base salary or base wage in effect immediately prior to the Effective Time, and (ii) employee benefits; such that the aforementioned total compensation under (i) and (ii) is at least substantially equivalent in the aggregate to that provided as of the date hereof to similarly situated employees of Parent and the Parent Subsidiaries whose workplace is in the United States. Without limiting the immediately preceding sentence, Parent shall, or shall cause the Surviving Corporation or other Affiliate of Parent, to provide to each Company Employee whose employment is terminated by the Surviving Corporation (or Parent or any of its Affiliates) without “cause” during the period commencing on the Closing Date, and specifically excluding any voluntary resignation by any Company Employee, and ending on the first anniversary of the Closing Date with the severance payments and benefits to which the Company Employee would have been entitled under the applicable severance pay plan of the Company and its Subsidiaries listed in Section 3.9(a) of the Company Disclosure Schedule immediately prior to the Effective Time taking into account the Company Employee’s length of service with the Company and its Subsidiaries as provided in Section 6.12(b), subject to the terms of the severance plan, including the requirement to sign a waiver and release, if applicable.

(b) With respect to any “employee benefit plan” as defined in Section 3(3) of ERISA maintained by Parent or any of the Parent Subsidiaries in which a Company Employee will participate effective as of or after the Effective Time (collectively, “Parent Plans”), Parent shall recognize, or cause to be recognized, all service of Company Employees with the Company or any of the Company Subsidiaries (and any predecessors thereto) that is reflected in the books and records of the Company or any of the Company Subsidiaries, as the case may be, to the same extent and for the same purpose as recognized by the Company immediately prior to the Closing Date, for vesting, eligibility and level of benefits and benefit accrual in any Parent Plan in which such Company Employees will be eligible to participate after the Effective Time, in each case except to the extent that recognizing such service would result in a duplication of benefits. To the extent any Company Employee participates in a Parent Plan that provides medical, dental, or other welfare benefits following the Closing Date (a “Parent Welfare Plan”), Parent and such Parent Subsidiaries will use commercially reasonable efforts to (i) cause all participation waiting periods and preexisting condition and similar exclusions under each Parent Welfare Plan that would otherwise be applicable to such Company Employee (and his or her eligible spouse and dependents) to be waived to the same extent waived or satisfied under the Company Employee Plan comparable to such Parent Welfare Plan immediately prior to the Closing Date or, if later, immediately prior to such Company Employee’s commencement of participation in such Parent Welfare Plan and (ii) provide each such Company Employee (and his or her eligible spouse and dependents) with credit for any co-payments or coinsurance and deductibles paid prior to the Closing Date (or, if later, immediately prior to such Company Employee’s commencement of participation in such Parent Welfare Plan) under a Company Employee Plan (to the same extent that such credit was given under the analogous Company Employee Plan prior to the Closing Date or, if later, immediately prior to such Company Employee’s commencement of participation in such Parent Welfare Plan) in satisfying any applicable deductible, co-payment, coinsurance or maximum out-of-pocket requirements under the Parent Welfare Plans.

(c) Parent agrees to cause all Company Employee Plans to be honored in accordance with their terms as of the date hereof, provided that this Section 6.12(c) shall not be construed to limit the ability of Parent and the Parent Subsidiaries to amend or terminate any Company Employee Plan to the extent that such amendment or termination is permitted by the terms of the applicable Company Employee Plan and Applicable Law.

(d) On or about the date that is five (5) Business Days prior to the mailing of the Proxy/Prospectus, the Company shall deliver to Parent, with respect to any Persons who are “disqualified individuals” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder) with respect to the Company (“Company Disqualified Persons”) and who are reasonably expected to receive any “excess parachute payments” in connection with the Merger, calculations prepared by an accounting firm showing the estimated effect of Section 280G and Section 4999 of the Code with respect to such Company Disqualified Persons in connection with the Merger. No later than five (5) Business Days prior to the expected date on which the Closing will occur, the Company shall deliver to Parent a report that updates the calculations provided to Parent pursuant to the preceding sentence. Prior to the Closing Date, the Company and Parent shall each use commercially reasonable efforts to take any actions reasonably appropriate to mitigate and/or minimize the impact of the tax consequences of Section 280G of the Code (including but not limited to accelerating the payment of bonuses for 2017 so that they are paid during 2017), provided that the terms of all Company Employee Plans and all employment and severance agreements shall be honored, except as otherwise agreed upon in writing by the affected Company Disqualified Individuals.

Section 6.13 Indemnification.

(a) From and after the Effective Time, the Surviving Corporation shall, for six (6) years after the Closing, indemnify and hold harmless each individual who is as a former or present director, officer or employee of the Company or any of the Company Subsidiaries or who is as of the date of this Agreement, or who thereafter commences prior to the Effective Time, serving at the request of the Company or any of the Company Subsidiaries as a director or officer of another Person (including such individual’s Affiliates, the “Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, inquiries, fines, fees, costs and expenses, including reasonable attorneys’ fees and disbursements, incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including with respect to matters, acts or omissions existing or occurring at or prior to the Effective Time (including matters, acts or omissions occurring in connection with the approval of this Agreement and the transactions and actions contemplated hereby)), arising out of or pertaining to the fact that the Indemnified Party (or such Indemnified Party’s Affiliate) is or was an officer, director or employee of the Company or any of the Company Subsidiaries, is or was serving at the request of the Company or any of the Company Subsidiaries as a director or officer of another person or in respect of any acts or omissions in their capacities as such directors, officers or employees occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted by Applicable Law and to the extent permitted under the Company’s charter documents. Parent and the Surviving Corporation shall also advance expenses incurred by an Indemnified Party to the fullest extent permitted by Applicable Law and the Company’s charter documents, provided, that the Indemnified Party to whom expense are advanced provides and undertaking to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification. Without limiting the foregoing, at the Effective Time the Surviving Company shall, for a period of six (6) years after the Closing Date, cause the certificate of incorporation and bylaws or similar organizational documents of the Surviving Company to maintain in effect provisions for limitation of liabilities of directors and officers, indemnification, advancement of expenses and exculpation of the Indemnified Parties no less favorable to the Indemnified Parties than as set forth in the Company charter documents, in effect immediately prior to the Effective Time, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the individuals who immediately before the Effective Time were Indemnified Parties except as required by Applicable Law.

(b) For a period of six (6) years from and after the Effective Time, Parent and the Surviving Corporation shall either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company or any of the Company Subsidiaries or provide substitute polices of not less than the existing coverage and have other terms not less favorable to the insured persons with respect to claims arising from facts or events that occurred on or before the Effective Time (including the Transactions), except that in no event shall Parent or the Surviving Corporation be required to pay with respect to such insurance policies (or substitute insurance policies) of the Company in respect of any one policy year more than 300% of the annual premium payable by the Company for such insurance for the year ending December 31, 2016 (the “Premium Cap”), and if Parent is unable to obtain the insurance required by this Section 6.13(b) it shall obtain as much comparable insurance as possible for the years within such six-year period for an annual premium equal to the Premium Cap, in respect of each policy year within such period; provided, that in lieu of the foregoing, the Company may obtain at or prior to the Effective Time a six-year “tail” policy under the Company’s existing directors and officers insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, on an annual basis, does not exceed the Premium Cap. If the Company purchases such a “tail” policy, Parent or the Surviving Corporation shall maintain such “tail” policy in full force and effect and continue to honor its obligations thereunder.

(c) The provisions of this Section 6.13 (i) shall survive consummation of the Merger, (ii) are intended to be for the benefit of, and will be enforceable by, each indemnified or insured party (including the Indemnified Parties), his or her heirs and his or her representatives and (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.

(d) In the event that Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, Parent and/or the Surviving Corporation, as applicable, shall cause proper provision to be made so that the successors and assigns of Parent and/or the Surviving Corporation, as applicable, assume (including by operation of law) the obligations set forth in this Section 6.13.

Section 6.14 Section 16 Matters. Prior to the Effective Time, Parent and the Company shall each take all such steps as may be necessary or appropriate to cause any disposition of Company Class A Common Stock, Company Options, Company SARs, Company Warrants or Company RSUs by officers and directors of the Company subject to the reporting requirements of Section 16(a) of the Exchange Act (“Company Insiders”), and any acquisitions of Parent Common Stock by any Company Insiders who, immediately following the Merger, will be officers or directors of the Surviving Corporation subject to the reporting requirements of Section 16(a) of the Exchange Act, in each case pursuant to the transactions contemplated by this Agreement, to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act to the fullest extent permitted by Applicable Law.

Section 6.15 Takeover Statutes. No party will take any action that would cause the transactions contemplated by this Agreement, to be subject to requirements imposed by any Takeover Law and each of them will take all necessary steps within its control to exempt (or ensure the continued exemption of) those transactions from, or if necessary challenge the validity or applicability of, any applicable Takeover Law, as now or hereafter in effect.

Section 6.16 Transaction Litigation. Prior to the Effective Time, the Company shall promptly (and in any event within forty-eight (48) hours) notify Parent of all Legal Proceedings commenced or threatened against the Company or the Company Subsidiaries, or their respective directors, officers or Representatives, in each case in connection with, arising from or otherwise relating to the Merger or any other Transaction (“Transaction Litigation”) (including by providing copies of all pleadings with respect thereto) and thereafter keep Parent reasonably informed with respect to the status thereof. The Company shall (a) give Parent the reasonable opportunity to participate in the defense, settlement or prosecution of any Transaction Litigation; and (b) consult with Parent with respect to the defense, settlement and prosecution of any Transaction Litigation; provided, that none of the Company, any Company Subsidiary or any of their respective directors, officers or Representatives shall compromise, settle, come to an arrangement regarding or agree to compromise, settle, or come to an arrangement regarding any Transaction Litigation or consent to the same unless Parent shall have consented in writing in advance of any such action. For purposes of this Section 6.16, “participate” means that Parent will be kept apprised of proposed strategy and other significant decisions with respect to the Transaction Litigation by the Company, and Parent may offer comments or suggestions with respect to such Transaction Litigation, including the right to review and comment on all material filings and responses to be made by the Company in connection with such Transaction Litigation and the Company shall in good faith take such comment or suggestion into account, but will not be afforded any decision-making power or other authority over such Transaction Litigation.

Section 6.17 Stock Exchange Listing and Delisting. Prior to the Closing Date, Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in connection with the Merger to be conditionally approved for listing on NASDAQ GM and the TSX, subject only to customary post-closing deliverables. To the extent requested by Parent, prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under Applicable Law and the rules and policies of the NASDAQ to enable the delisting by the Surviving Corporation of the shares of Company Class A Common Stock from NASDAQ and the deregistration of the shares of Company Class A Common Stock under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten (10) days after the Effective Time.

Section 6.18 Transition. Commencing following the date hereof, and in all cases subject to Applicable Law, the Company shall, and shall cause its Subsidiaries to, reasonably cooperate with Parent and its Subsidiaries to facilitate the integration of the parties and their respective businesses effective as of the Closing Date or such later date as may be determined by Parent. Without limiting the generality of the foregoing, from the date hereof through the Closing Date and consistent with the performance of their day-to-day operations and the continuous operation of the Company and the Company Subsidiaries in the ordinary course of business, the Company shall cause the employees, officers and representatives of the Company and its Subsidiaries to use their reasonable best efforts to provide support, including support from their outside contractors and vendors, and to assist Parent in performing all tasks, including equipment installation, reasonably required to result in a successful integration at the Closing or such later date as may be determined by Parent.

Section 6.19 Dormant Subsidiaries. Forthwith after the date hereof, the Company shall commence the winding-up or dissolution of the Company Subsidiaries named in Section 6.19 of the Company Disclosure Schedule, shall use commercially reasonable efforts to pursue the completion of the winding-up or dissolution of such named Company Subsidiaries on or before the Closing Date and shall provide regular progress updates thereof to Parent.

ARTICLE VII

CONDITIONS PRECEDENT

Section 7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Shareholder Approvals. The Company Shareholder Approval shall have been obtained.

(b) Stock Exchange Listing. The shares of Parent Common Stock to be issued to the holders of Company Class A Common Stock upon consummation of the Merger shall have been conditionally approved for listing on the TSX, subject only to customary post-closing deliverables and on NASDAQ GM, subject only to official notice of issuance.

(c) Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn (the “SEC Condition”).

(d) No Injunctions or Restraints; Illegality. No Applicable Law, judgment, order, injunction, ruling or decree issued, enacted, promulgated, issued, entered, amended or enforced by any Governmental Entity of competent jurisdiction or other legal restraint or prohibition preventing, enjoining or prohibiting the consummation of the Merger or any of the other Transactions (collectively, “Restraints”) shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been issued, enacted, amended, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal consummation of the Merger.

(e) No Legal Proceedings. No Governmental Entity shall have instituted any Legal Proceeding (which remains pending) before any Governmental Entity of competent jurisdiction seeking to restrain, enjoin or otherwise prohibit the consummation of the Merger and the other Transactions (the “Legal Proceedings Condition”).

(f) HSR Act. All applicable waiting periods (and any extensions thereof) applicable to the Merger under the HSR Act shall have expired or early termination of such waiting periods shall have been granted (the “HSR Condition”).

(g) Additional Governmental Approvals. The Company and Parent and their respective Subsidiaries shall have timely obtained from each Governmental Entity all required approvals, waivers and consents, including under any applicable Antitrust Law.

Section 7.2 Conditions to Obligations of the Company. The obligation of the Company to consummate the Merger and the other Transactions shall be subject to the satisfaction at the Closing of each of the following conditions, any of which may be waived (to the extent permitted by Applicable Law), in writing, by the Company at or prior to the Effective Time (it being understood that each such condition is solely for the benefit of the Company and may be waived in writing by the Company in its sole discretion without notice, liability or obligation to any Person):

(a) Representations and Warranties. The representations and warranties of Parent in Section 4.2(a) shall be true and correct in all material respects on and as of the date hereof and on and as of the Closing Date as though such representations and warranties were made on and as of such date (except for representations and warranties that address matters only as to a specified date, which representations and warranties shall be true and correct with respect to such specified date). All other representations and warranties of Parent in this Agreement, without giving effect to any materiality or “Parent Material Adverse Effect” or any similar standard or qualification therein, shall be true and correct on and as of the date hereof and on and as of the Closing Date as though such representations and warranties were made on and as of such date, except (i) for those representations and warranties that address matters only as to a specified date, which representations and warranties shall be true and correct with respect to such specified date, and (ii) where the failure of such representations or warranties to be true and correct has not had, and would not have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Performance of Obligations of Parent. Parent shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c) Officer’s Certificate. The Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent certifying as to the matters set forth in Section 7.2(a) and Section 7.2(b).

(d) No Material Adverse Effect. There shall not have occurred after the date of this Agreement any circumstance, development, change, event, effect or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(e) Receipt of a Tax Opinion. The Company shall have received the opinion of Arnold & Porter Kaye Scholer LLP or if Arnold & Porter Kaye Scholer LLP is unable or unwilling to deliver such opinion, from another nationally-recognized law firm experienced in such matters reasonably acceptable to Parent and the Company, in form and substance reasonably satisfactory to the Company, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Parent and the Company, reasonably satisfactory in form and substance to such counsel.

Section 7.3 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger and the other Transactions shall be subject to the satisfaction at the Closing of each of the following conditions, any of which may be waived (to the extent permitted by Applicable Law), in writing, by Parent at or prior to the Effective Time (it being understood that each such condition is solely for the benefit of Parent and may be waived in writing by Parent in its sole discretion without notice, liability or obligation to any Person):

(a) Representations and Warranties.

(i) The representations and warranties of the Company in Section 3.1(a), Section 3.3(a) and Section 3.3(b) shall be true and correct on and as of the date hereof and on and as of the Closing Date as though such representations and warranties were made on and as of such date (except for representations and warranties that address matters only as to a specified date, which representations and warranties shall be true and correct with respect to such specified date);

(ii) the representations and warranties of the Company in Section 3.1(b), Section 3.1(c) and Section 3.25, disregarding all qualifications and exceptions contained therein relating to materiality or Company Material Adverse Effect or any similar standard or qualification, shall be true and correct in all material respects on and as of the date hereof and on and as of the Closing Date as though such representations and warranties were made on and as of such date (except for representations and warranties that address matters only as to a specified date, which representations and warranties shall be true and correct in all material respects with respect to such specified date),

(iii) the representations and warranties of the Company in Section 3.2(a), Section 3.2(b), Section 3.2(c), Section 3.2(d) and Section 3.2(g) shall be true and correct other than in de minimis respects on and as of the date hereof and on and as of the Closing Date as though such representations and warranties were made on and as of such date (except for representations and warranties that address matters only as to a specified date, which representations and warranties shall be true and correct with respect to such specified date), and

(iv) all other representations and warranties of the Company in this Agreement, disregarding all qualifications and exceptions contained therein relating to materiality or Company Material Adverse Effect or any similar standard or qualification, shall be true and correct on and as of the date hereof and on and as of the Closing Date as though such representations and warranties were made on and as of such date, except (i) for representations and warranties that address matters only as to a specified date, which representations and warranties shall be true and correct with respect to such specified date and (ii)where the circumstances causing the failure of such representations or warranties to be true and correct have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c) Officer’s Certificate. Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company certifying as to the matters set forth in Section 7.3(a) and Section 7.3(b).

(d) No Material Adverse Effect. There shall not have occurred after the date of this Agreement any circumstance, development, change, event, effect or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e) Receipt of a Tax Opinion. Parent shall have received the opinion of PricewaterhouseCoopers or if PricewaterhouseCoopers is unable or unwilling to deliver such opinion, from a nationally-recognized law firm experienced in such matters reasonably acceptable to Parent and the Company, in form and substance reasonably satisfactory to Parent, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Parent and the Company, reasonably satisfactory in form and substance to such counsel.

ARTICLE VIII

TERMINATION

Section 8.1 Termination. Notwithstanding anything in this Agreement to the contrary, whether before or after the Company Shareholder Approval has been obtained (except as noted below), this Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:

(a) by the mutual consent of Parent and the Company in a written instrument;

(b) by either of Parent or the Company upon written notice to the other party:

(i) if the Effective Time shall not have occurred on or before April 1, 2018 (as such date may be extended by the Termination Date Extension, the “Termination Date”); provided, however, that if on the Termination Date, the SEC Condition, the Legal Proceedings Condition as a result of a review of the Transactions by the Committee on Foreign Investment in the United States and/or or the HSR Condition have not been satisfied, but all other conditions to Closing shall have been satisfied (or, in the case of conditions that by their terms are to be satisfied at Closing, shall be capable of being satisfied on April 1, 2018) or waived by all parties entitled to the benefit of such conditions, then, at the election of either Parent or the Company, upon prior written notice to the other party, such date may be extended to August 1, 2018 (the “Termination Date Extension” provided, further, that the right to terminate this Agreement pursuant to this Section 8.1(b)(i) shall not be available to a party if the failure of the Merger to have been consummated on or before the Termination Date was primarily due to the failure of such party to perform any representation, warranty, covenant or other agreement of such party set forth in this Agreement;

(ii) if any Restraint having the effect set forth in Section 7.1(d) shall be in effect and shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to a party if such final, non-appealable Restraint was primarily due to the failure of such party to perform any of its obligations under this Agreement; or

(iii) if a meeting of the shareholders of the Company is duly convened (or at any adjournment or postponement thereof) and the Company Shareholder Approval is not obtained by reason of the failure to obtain the required vote upon a final vote taken at the Company Shareholder Meeting; or

(c) by Parent at any time prior to the Effective Time upon written notice to the Company:

(i) if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) if it occurred or was continuing to occur on the Closing Date, would give rise to the failure of a condition set forth in Section 7.3(a) and Section 7.3(b), and (B) by its nature, cannot be cured by the Company by the Termination Date or, if such breach or failure is capable of being cured by the Termination Date, the Company shall not have cured such breach or failure within forty-five (45) calendar days following receipt of written notice from Parent describing such breach or failure in reasonable detail; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(c)(i) if it is then in breach of any representations, warranties, covenants or other agreements hereunder that would result in a failure of a condition set forth in Section 7.2(a) or Section 7.2(b); or

(ii) at any time prior to the receipt of the Company Shareholder Approval in the event of a Company Adverse Recommendation Change; or

(d) by the Company at any time prior to the Effective Time upon written notice to Parent:

(i) if Parent or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) if it occurred or was continuing to occur on the Closing Date would give rise to the failure of a condition set forth in Section 7.2(a) or Section 7.2(b) and (B) by its nature, cannot be cured by Parent or Merger Sub by the Termination Date or, if such breach or failure is capable of being cured by the Termination Date, Parent shall not have cured such breach or failure within forty-five (45) calendar days following receipt of written notice from the Company describing such breach or failure in reasonable detail; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(d)(i) if it is then in breach of any representations, warranties, covenants or other agreements hereunder that would result in a failure of a condition set forth in Section 7.3(a) or Section 7.3(b); or

(ii) at any time prior to the receipt of the Company Shareholder Approval, in order to enter into a definitive agreement with respect to a Superior Proposal, in accordance with Section 6.4; provided that the Company substantially concurrently with such termination pays or causes to be paid the Termination Fee contemplated in Section 8.3 (provided that Parent shall have provided wiring instructions for such payment or, if not, then such payment shall be paid promptly following delivery of such instructions); it being understood that the Company may enter into any transaction that is a Superior Proposal pursuant to Section 6.4 simultaneously with the termination of this Agreement pursuant to this Section 8.1(d)(ii).

Section 8.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 8.1, written notice thereof shall be given to the other party or parties, specifying the provisions hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and of no effect and all rights and obligations of any party hereto shall cease, and there shall be no liability on the part of Parent, Merger Sub or the Company or their respective directors, officers and Affiliates hereunder; provided, that (i) Section 6.6(a) (Confidentiality), this Section 8.2 (Effect of Termination), Section 8.3 (Expenses and Termination Fee) and ARTICLE IX (General Provisions) shall remain in full force and effect and survive any termination of this Agreement and (ii) nothing herein shall relieve any party hereto from any liability or damages arising out of, resulting from or in connection with any fraud or willful and material breach with respect to any of such party’s representations, warranties, covenants or other agreements set forth in this Agreement occurring prior to termination, in which case the aggrieved party shall not be limited to expense reimbursement or any fee payable pursuant to Section 8.3, and shall be entitled to all rights and remedies available at law or in equity. The Confidentiality Agreement shall survive in accordance with its terms following the termination of this Agreement.

Section 8.3 Expenses and Termination Fee.

(a) General. Except as set forth in this ARTICLE VIII and in Section 9.13, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expenses whether or not the Merger is consummated.

(b) Filing Fees. Parent shall be responsible for all filing fees under all Applicable Law (including the HSR Act and under any other Antitrust Laws applicable to the Transactions).

(c) Parent Expenses. In the event that this Agreement is terminated by Parent or the Company pursuant to Section 8.1(b)(iii), the Company shall pay to or as directed by Parent all of the out-of-pocket costs and expenses of Parent, in an amount not to exceed $850,000. In the event that this Agreement is terminated by Parent pursuant to Section 8.1(c)(i) as a result of fraud or willful and material breach of any covenant, agreement, representation or warranty of this Agreement by the Company, the Company shall pay to or as directed by Parent all of the out-of-pocket costs and expenses of Parent, in an amount not to exceed $2,000,000. In each case, such payment shall be made by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, prior to or substantially concurrent with the termination of this Agreement.

(d) Termination Fee.

(i) In the event that this Agreement is terminated by Parent pursuant to Section 8.1(c)(ii), the Company shall pay or cause to be paid to or as directed by Parent a fee equal to 3.75% of the aggregate equity value of the Transaction as of the date hereof (the “Termination Fee”), by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, prior to or substantially concurrently with the termination of this Agreement.

(ii) In the event that this Agreement is terminated by the Company pursuant to Section 8.1(d)(ii), the Company shall pay or cause to be paid to or as directed by Parent the Termination Fee, by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, prior to or substantially concurrent with the termination of this Agreement.

(iii) In the event that (A) (x) this Agreement is terminated by either Parent or the Company pursuant to Section 8.1(b)(iii), (y) this Agreement is terminated by either Parent or the Company pursuant to Section 8.1(a), Section 8.1(b)(i) or Section 8.1(b)(ii) without the Company Shareholder Approval having been obtained (and all other conditions set forth in Section 7.2 and Section 7.3 have been satisfied or were capable of being satisfied prior to such termination) or (z) this Agreement is terminated by Parent pursuant to Section 8.1(c)(i) as a result of the Company’s fraud or willful and material breach of any provision of this Agreement and without the Company Shareholder Approval having been obtained (and all other conditions set forth in Section 7.2 have been satisfied or were capable of being satisfied prior to such termination), and (B) an Acquisition Proposal shall have been made known to senior management of the Company or shall have been publicly announced or shall have become publicly known and shall not have been publicly withdrawn by a date that is at least fifteen (15) Business Days prior to the Company Shareholder Meeting and (C) within twelve (12) months of the termination of this Agreement, the Company enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to in clause (B) hereof), then the Company shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay or cause to be paid to or as directed by Parent the Termination Fee, by wire transfer of immediately available funds to an account or accounts designated in writing by Parent; provided, that for purposes of this Section 8.3(d)(iii), all references in the definition of Acquisition Proposal to “25%” shall instead refer to “50%”.

(e) Notwithstanding anything to the contrary herein, but without limiting the right of any party to recover liabilities or damages arising out of the other party’s fraud or willful and material breach of any provision of this Agreement, in the event that the Company is required to pay to or as directed by Parent the Termination Fee pursuant to Section 8.3(d), the maximum aggregate amount of monetary fees, liabilities or damages payable by the Company under this Agreement shall be equal to the Termination Fee. Each of the parties hereto acknowledges that, subject to Section 8.2, payment of the Termination Fee is not intended to be a penalty, but rather are liquidated damages in a reasonable amount that will compensate Parent, as the case may be, in the circumstances in which payment of such Termination Fee is due and payable, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision. Each of the Company, Parent and Merger Sub acknowledges that the agreements contained in Section 8.3(d) and Section 8.3(e) are an integral part of the transactions contemplated hereby, and that, without these agreements, the Company, Parent and Merger Sub would not enter into this Agreement.

(f) No Duplication of Termination Fee. The parties hereto acknowledge and agree that in no event shall the Company be required to pay the Termination Fee on more than one occasion, whether or not the Termination Fee may be payable under more than one provision of this Agreement at the same or at different time and the occurrence of different events.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements set forth in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for Section 6.6 and for those other covenants and agreements contained in this Agreement that by their terms apply or are to be performed, in whole or in part, after the Effective Time.

Section 9.2 Amendment. Subject to Applicable Law, the parties hereto may amend this Agreement by authorized action at any time pursuant to an instrument in writing signed on behalf of each of the parties hereto.

Section 9.3 Extension; Waiver. Subject to Applicable Law, any party hereto may at any time: (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto or (c) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. No delay in exercising any rights under this Agreement shall constitute a waiver of such right, and no waiver of any breach or default shall be deemed a waiver of any other breach or default of the same or any other provision hereof.

Section 9.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile or email, upon confirmation of receipt, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(a) if to Parent or Merger Sub, to:

Sierra Wireless, Inc.

13811 Wireless Way

Richmond, BC V6V 3A4

Attention: Jason W. Cohenour

Facsimile No.: 604-231-1109

Telephone No.: 604-231-1100

with a copy to:

Blake, Cassels and Graydon LLP

Suite 2600, Three Bentall Centre

595 Burrard Street

Vancouver, BC V7X 1L3

Attention: Jocelyn M. Kelley

Facsimile No.: 604-631-3309

Telephone No.: 604-631-3370

(b) if to the Company, to:

Numerex Corp.

400 Interstate North Parkway, 13th Floor

Atlanta, GA 30339

Attention: Kenneth Gayron

Facsimile No.: [Number]

Telephone No.: 770-615-1410

with copies (which shall not constitute notice) to:

Arnold & Porter Kaye Scholer LLP

601 Massachusetts Ave NW

Washington, D.C. 20001

Attention: Richard E. Baltz

Facsimile No.: 202-942-5999

Telephone No.: 202-942-5000

and

Andrew J. Ryan

The Ryan Law Group LLP

14 E. 4th St., Suite 406

New York, NY 10012

Telephone: 212-944-7300

Section 9.5 Interpretation. The table of contents and article and section headings are for reference purposes only and do not limit or otherwise affect any of the substance of this Agreement. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. All pronouns and any variations thereof refer to the masculine, feminine or neuter, singular or plural, as the context may require. If a word or phrase is defined, the other grammatical forms of such word or phrase have a corresponding meaning. Any capitalized terms used in any Exhibit but not otherwise defined therein shall have the meaning set forth in this Agreement. The words “include,” “includes” or “including” are to be deemed followed by the words “without limitation.” The words “herein,” “hereof” or “hereunder” and similar terms are to be deemed to refer to this Agreement as a whole and not to any specific Section. All references to “dollars” or “$” in this Agreement are to United States dollars. This Agreement is the product of negotiation by the parties, having the assistance of counsel and other advisors, and the parties intend that this Agreement not be construed more strictly with regard to one party than with regard to any other party.

Section 9.6 Counterparts. This Agreement may be executed in two or more counterparts (including by facsimile or other electronic means), all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.

Section 9.7 Entire Agreement. This Agreement (including the documents and the instruments referred to in this Agreement), together with the Confidentiality Agreement, Company Disclosure Schedule and Parent Disclosure Schedule, constitutes the entire agreement and supersedes all prior agreements, arrangements, communications and understandings, both written and oral, between the parties with respect to the subject matter thereof.

Section 9.8 Governing Law; Jurisdiction. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the State of New York, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of New York; provided, that matters relating to the fiduciary duties of the Company’s board of directors shall be governed by the internal laws of the State of Pennsylvania. Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in any federal or state court of competent jurisdiction located in the Borough of Manhattan in the State of New York (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the Merger that are the subject of this Agreement, (a) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (b) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (c) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (d) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 9.4.

Section 9.9 Waiver of Jury Trial. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION, DIRECTLY OR INDIRECTLY, ARISING OUT OF, OR RELATING TO, THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.9.

Section 9.10 Assignment; Third-Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by either of the parties (whether by operation of law or otherwise) without the prior written consent of the other party, except for assignments by Merger Sub to a wholly owned direct or indirect Subsidiary of Parent. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by each of the parties and their respective successors and assigns. Except for Section 6.6, which is intended to benefit each Indemnified Person and his or her heirs and representatives, this Agreement (including the documents and instruments referred to in this Agreement) is not intended to and does not confer upon any person other than the parties hereto any rights or remedies, express or implied, under this Agreement. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the Knowledge of any of the parties hereto. Consequently, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 9.11 Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each of the parties shall be entitled to seek specific performance of the terms hereof including an injunction or injunctions to prevent breaches of this Agreement and to seek to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which such party is entitled at law or in equity.

Section 9.12 Disclosure Schedule. Before entry into this Agreement, the Company delivered to Parent a schedule (the “Company Disclosure Schedule”) and Parent delivered to the Company a schedule (the “Parent Disclosure Schedule”), in each case that sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in ARTICLE III or ARTICLE IV, as applicable, or to one or more covenants contained herein; provided, however, that notwithstanding anything in this Agreement to the contrary, the mere inclusion of an item as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would be reasonably likely to have a Material Adverse Effect.

Section 9.13 Expenses. Except (i) with respect to costs and expenses of printing and mailing the Proxy/Prospectus and all filing and other fees paid to the SEC in connection with the Merger, which shall be borne equally by the Company and Parent and (ii) as otherwise provided in Section 8.3, all fees and expenses incurred in connection with the Merger, this Agreement, and the transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

Section 9.14 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under Applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any Applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

Section 9.15 No Agreement Until Executed. Irrespective of negotiations among the parties of drafts of this Agreement, this Agreement shall not constitute or be deemed to be evidence of a Contract between the parties hereto unless and until this Agreement is executed by all parties hereto.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first written above.

SIERRA WIRELESS, INC.

By:	/s/ Jason Cohenour
Name: Jason Cohenour
Title: President and Chief Executive Officer

NUMEREX CORP.

By:	/s/ Kenneth Gayron
Name: Kenneth Gayron
Title: Interim Chief Executive Officer and Chief Financial Officer

WIRELESS ACQUISITION SUB, INC.

By:	/s/ Jason Cohenour
Name: Jason Cohenour
Title: President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Schedule 1.1(a)

Company Knowledge Parties

Kenneth Gayron

Kelly Gay

Wayne Stargardt

Shu Gan

Schedule 1.1(b)

Parent Knowledge Parties

Jason Cohenour

David McLennan

Khairun Vellani

Exhibit A-1

Support Agreement Shareholders

Gwynedd Resources, Ltd.

Viex Opportunities Fund, LP – Series One

Viex Special Opportunities Fund II, LP

Viex Special Opportunities Fund III, LP

Viex GP, LLC

Viex Special Opportunities GP II, LLC

Viex Special Opportunities GP III, LLC

Viex Capital Advisors, LLC

Tony G. Holcombe

Stratton J. Nocolaides

Andrew J. Ryan

Eric Singer

Exhibit A-2

Form of Support Agreement

(See attached)

VOTING AGREEMENT

This VOTING AGREEMENT (this “Agreement”), is dated as of August 2, 2017, by and between SIERRA WIRELESS, INC., a Canadian corporation (“Parent”), and [●] (“Shareholder”).

WHEREAS, in connection with Parent and Wireless Acquisition Sub, Inc., a Delaware corporation (“Merger Sub”), entering into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), with Numerex Corp., a Pennsylvania corporation (the “Company”), Parent has requested Shareholder, and Shareholder has agreed, to enter into this Agreement with respect to all shares of Class A Common Stock, no par value per share, of the Company (the “Company Common Stock”) that Shareholder beneficially owns (such shares, together with all other shares of Company Common Stock acquired (whether beneficially or of record) by Shareholder after the date hereof and prior to the earlier of the Effective Time (as defined in the Merger Agreement) and the Termination Date (but excluding any shares of the Company sold or transferred on or after the date hereof in compliance with Section 4.01(b)), the “Shares”);

WHEREAS, capitalized terms used but not otherwise defined herein shall have the respective meanings set forth in the Merger Agreement; and

WHEREAS, Shareholder acknowledges that Parent and Merger Sub are entering into the Merger Agreement in reliance on the representations, warranties, covenants and other agreements of Shareholder set forth in this Agreement.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and other agreements contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

VOTING AGREEMENT

Section 1.01 Voting Agreement. During the term of this Agreement, Shareholder hereby agrees to vote or, as applicable, cause or direct to be voted, all Shares at the time of any vote (A) to approve and adopt the Merger Agreement and the Merger and in favor of the Company Shareholder Advisory Vote at the Company Shareholder Meeting, and at any adjournment or postponement thereof, at which such Merger Agreement is submitted for the consideration and vote of the shareholders of the Company and (B) against (i) any Acquisition Proposal and (ii) any other action, agreement or transaction that would reasonably be expected to materially impede, interfere with, delay or postpone the Merger or any other transaction contemplated in the Merger Agreement; provided, that each of Shareholder’s voting obligation set forth in this Section 1.01 and Shareholder’s appointment of Parent as its proxy and attorney-in-fact pursuant to Section 1.02(a) will be suspended for so long as the Company’s board of directors is not recommending that shareholders of the Company vote in favor of the Merger. For the avoidance of doubt, each of Shareholder’s voting obligation set forth in this Section 1.01 and Shareholder’s appointment of Parent as its proxy and attorney-in-fact pursuant to Section 1.02(a) will be in full force at any time that the Company’s board of directors is recommending that shareholders of the Company vote in favor of the Merger. Shareholder hereby revokes any and all previous proxies or powers of attorney granted with respect to the Shares. Notwithstanding anything in this Agreement to the contrary, except as specifically set forth in this Agreement, each Shareholder will continue to hold and shall have the right to exercise all voting rights related to such Shareholder’s Shares.

Section 1.02 Grant of Irrevocable Proxy; Appointment of Proxy .

(a) Shareholder hereby irrevocably appoints Parent as its proxy and attorney-in-fact (with full power of substitution), to vote or, as applicable, cause or direct to be voted (including by proxy, if applicable), the Shares in accordance with Section 1.01 above at the Company Shareholder Meeting, including any adjournment or postponement thereof, at which any of the matters described in Section 1.01 above is to be considered, in each case prior to the Termination Date; provided, however, that such irrevocable proxy shall be effective (automatically and without any further action by any of the parties hereto) only upon written notice from Parent to Shareholder no later than five (5) business days prior to the Company Shareholder Meeting notifying Shareholder of Parent’s election to effect the proxy described in this Section 1.02 (the “Parent Proxy Election”), it being understood that Shareholder may exercise voting rights in the ordinary course prior to such notice in a manner consistent with Section 1.01. Shareholder represents that all proxies, powers of attorney, instructions or other requests given by Shareholder prior to the execution of this Agreement in respect of the voting of any of the Shares, if any, are not irrevocable. Shareholder shall take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy.

(b) Shareholder affirms that, if the Parent Proxy Election is made pursuant to Section 1.02(a), such irrevocable proxy is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of Shareholder under this Agreement. Shareholder further affirms that such irrevocable proxy is coupled with an interest and is intended to be irrevocable during the term of this Agreement. If for any reason any proxy granted herein is not irrevocable, then Shareholder agrees to vote the Shares in accordance with Section 1.01 above. The parties hereto agree that the foregoing is a voting agreement.

(c) The proxy granted by each Shareholder in this Section 1.02 shall automatically terminate without any further action required by any person upon termination of the Agreement.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF SHAREHOLDER

Shareholder represents and warrants to Parent that:

Section 2.01 Authorization. Shareholder has the full legal capacity to enter into this Agreement and perform Shareholder’s obligations hereunder. Assuming the due authorization, execution and delivery hereby by Parent, this Agreement constitutes a valid and binding agreement of Shareholder.

Section 2.02 No Conflicts.

(a) No authorization, consent or approval of any other person is necessary for the execution of this Agreement by the Shareholder; and

(b) None of the execution and delivery of this Agreement by the Shareholder, the consummation by the Shareholder of the transactions contemplated hereby or compliance by the Shareholder with any of the provisions hereof shall (i) result in, or give rise to, a violation or breach of or a default under any of the terms of any material contract, understanding, agreement or other instrument or obligation to which the Shareholder is a party or by which the Shareholder or any of the Shares or its assets may be bound or (ii) violate any applicable order, writ, injunction, decree, judgment, statute, rule or regulation, except for any of the foregoing as would not reasonably be expected to materially impair the Shareholder’s ability to perform his obligations under this Agreement. There is no legal or administrative proceeding, claim, suit or action pending against Shareholder or, to the knowledge of Shareholder, threatened against Shareholder or any other person that, currently or if successful, materially impairs or would reasonably be expected to materially impair the Shareholder’s ability to perform his obligations under this Agreement.

Section 2.03 Ownership of Shares. Other than as disclosed on the signature page hereto, Shareholder has (except as otherwise permitted by this Agreement, including in connection with the Permitted Transfer of any Shares), sole voting power and sole dispositive power with respect to the Shares, free and clear of any Encumbrance and any other limitation or restriction (including any restriction on the right to vote or otherwise dispose of the Shares), except pursuant to applicable federal securities laws. None of the Shares is subject to any voting trust or other agreement or arrangement with respect to the voting of such Shares.

Section 2.04 Total Shares. Except for the Shares set forth on the signature page hereto and except for any Company Options, Warrants, Company RSUs and Company SARs held by Shareholder, as of the date hereof, Shareholder does not beneficially own any (i) shares of capital stock or voting securities of the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company or (iii) Company Options or other rights to acquire from the Company any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT

Parent represents and warrants to Shareholder:

Section 3.01 Organization; Authority; Execution and Delivery; Enforceability. Parent is duly organized, validly existing and in good standing under the laws of Canada. The execution and delivery of this Agreement by Parent, the consummation by Parent of the transactions contemplated by this Agreement and the compliance by Parent with the provisions of this Agreement have been duly authorized by all necessary corporate action on the part of Parent and its governing body or stockholders, as applicable, and no other corporate proceedings on the part of Parent (or its governing body or stockholders, as applicable) are necessary to authorize this Agreement, to comply with the terms of this Agreement or to consummate the transactions contemplated by this Agreement. Parent has all requisite corporate power and authority to execute and deliver this Agreement (and each person (used herein as defined in the Merger Agreement) executing this Agreement on behalf of Parent has full power, authority and capacity to execute and deliver this Agreement on behalf of Parent and to thereby bind Parent), to consummate the transactions contemplated by this Agreement and to comply with the provisions of this Agreement. This Agreement has been duly executed and delivered by Parent and, assuming due authorization (in the case of each Stockholder that is not a natural person), execution and delivery by each Stockholder, constitutes a valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, except to the extent that enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws now or hereafter in effect relating to creditors’ rights generally, and (ii) general principles of equity.

ARTICLE IV

COVENANTS OF SHAREHOLDER

During the term of this Agreement, Shareholder hereby covenants and agrees that:

Section 4.01 No Proxies for or Encumbrances on Shares.

(a) Except pursuant to and in furtherance of the terms of this Agreement (including pursuant to Section 4.01(b)) or as disclosed on the signature page hereto, Shareholder shall not during the term of this Agreement, directly or indirectly, without the prior written consent of Parent, (i) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any Shares other than voting in the ordinary course in a manner consistent with Section 1.01, (ii) offer for sale, sell (constructively or otherwise), transfer, assign, tender in any tender or exchange offer, pledge, grant, encumber, hypothecate or similarly dispose of (by merger, testamentary disposition, operation of Law or otherwise) (collectively, “Transfer”), or enter into any contract, option or other arrangement or understanding with respect to the Transfer of any Shares, or any interest therein, including, without limitation, any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction, collar transaction or any other similar transaction (including any option with respect to any such transaction) or combination of any such transactions, in each case, involving any Shares that grants or has the effect of granting a third party the right to vote or direct the voting of such Shares, or (iii) knowingly take any action that would have the effect of preventing or delaying Shareholder from performing any of its obligations under this Agreement. For the avoidance of doubt, the fact that the Shares are held in a margin account shall not be deemed a violation of this Section 4.01 or Article II.

(b) Any Shareholder that effects a Transfer of any Shares to a Permitted Transferee of such Shareholder shall cause each such Permitted Transferee to execute a signature page to this Agreement and deliver the same to the Parent, pursuant to which such Permitted Transferee agrees to be a “Shareholder” pursuant to this Agreement with respect to such Shares that are the subject of such Transfer (such Transfer, a “Permitted Transfer”). “Permitted Transferee” means, with respect to any Shareholder, (A) any other Shareholder, (B) a spouse, lineal descendant or antecedent, brother or sister, adopted child or grandchild or the spouse of any child, adopted child, grandchild or adopted grandchild of such Shareholder, (C) any trust, the trustees of which include only the persons named in clauses (A) or (B) and the beneficiaries of which include only the persons named in clauses (A) or (B), (D) any corporation, limited liability company or partnership, the shareholders, members or general or limited partners of which include only the persons named in clauses (A) or (B), (E) if such Shareholder is a trust, the beneficiary or beneficiaries authorized or entitled to receive distributions from such trust, or (F) to any person by will, for estate or tax planning purposes, for charitable purposes or as charitable gifts or donations. Transfers of Shares to Permitted Transferees made pursuant to this Section 4.01(b) shall not be a breach of this Agreement.

Section 4.02 Other Offers. Shareholder shall not (i) solicit, initiate or knowingly encourage or knowingly facilitate any Acquisition Proposal or the making of any proposal that would reasonably be expected to lead to the consummation of any Acquisition Proposal, or (ii) enter into or otherwise participate in any discussions or negotiations regarding, or furnish any material non-public information relating to the Company or any Company Subsidiary in connection with an Acquisition Proposal; provided, however, that notwithstanding the foregoing, Shareholder may take any actions to the extent the Company is permitted to take such actions under Section 6.4(d) of the Merger Agreement and nothing herein shall limit or affect any action of Shareholder taken in such Shareholder’s capacity as an officer or director of the Company.

Section 4.03 Appraisal Rights. Subject to the terms of this Agreement, Shareholder irrevocably waives and agrees not to exercise any rights to demand appraisal of any Shares which may arise with respect to the Merger or dissent from the Merger.

Section 4.04 Proxy Statement. Shareholder hereby agrees to permit the Company to publish and disclose in the Proxy Statement (including all documents filed with the SEC in accordance therewith), Shareholder’s identity and beneficial ownership of the Shares or other equity interests of the Company and the nature of Shareholder’s commitments, arrangements and understandings under this Agreement to the extent required by Applicable Law.

Section 4.05 Acquisition of Additional Shares. During the term of this Agreement, Shareholder shall notify Parent promptly in writing of the direct or indirect acquisition of record or beneficial ownership of additional shares of Company Common Stock after the date hereof, if any, all of which shall be considered Shares and be subject to the terms of this Agreement as though owned by Shareholder on the date hereof.

ARTICLE V

MISCELLANEOUS

Section 5.01 Further Assurances. Parent and Shareholder shall each execute and deliver, or cause to be executed and delivered, all further documents and instruments and use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law, to perform each party’s respective obligations under this Agreement.

Section 5.02 Amendments; Termination. Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or in the case of a waiver, by the party against whom the waiver is to be effective. This Agreement, and all obligations, terms and conditions contained herein, shall automatically terminate without any further action required by any person upon the earliest to occur of (a) the termination of the Merger Agreement in accordance with its terms; (b) the time Company Shareholder Approval has been obtained; and (c) except as otherwise permitted pursuant to the Merger Agreement, the making of any material change, by amendment, waiver or other modification to any provision of the Merger Agreement that decreases the amount or changes the form of the consideration to the shareholders of the Company. Upon termination of this Agreement, no party shall have any further obligations or liabilities under this Agreement.

Section 5.03 Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

Section 5.04 Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that, other than as permitted by Section 4.01(b), neither party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other party hereto.

Section 5.05 Governing Law. This Agreement shall be construed in accordance with and governed by the internal laws of the State of New York, without giving effect to any choice or conflict of laws provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of New York.

Section 5.06 Specific Performance. Each party acknowledges that monetary damages would not be an adequate remedy in the event that any covenant or agreement in this Agreement is not performed in accordance with its terms, and therefore agrees that, in addition to and without limiting any other remedy or right available to the parties, each party will have the right to an injunction, temporary restraining order or other equitable relief in any court of competent jurisdiction enjoining any such breach and enforcing specifically the terms and provisions hereof. Each party agrees not to oppose the granting of such relief in the event a court determines that such a breach has occurred, and to waive any requirement for the securing or posting of any bond in connection with such remedy. All rights, powers, and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise or beginning of the exercise of any thereof by a party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by a party.

Section 5.07 Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto. Until and unless each party has received (by electronic communication, facsimile or otherwise) a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 5.08 Severability. If any term, provision or covenant of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

Section 5.09 Capacity. Shareholder is signing this Agreement solely in Shareholder’s capacity as a shareholder of the Company, and not in any other capacity and this Agreement shall not limit or otherwise affect any actions taken, or required or permitted to be taken, by Shareholder or any Affiliate, employee, designee or Representative of Shareholder or any of its Affiliates in any other capacity, including, if applicable, as an officer or director of the Company or any of the Company Subsidiaries, including to disclose information acquired solely in such Shareholder’s capacity as a director or officer of the Company, and any actions taken (whatsoever), or failure to take any actions (whatsoever), by such Shareholder in such capacity as a director or officer of the Company shall not be deemed to constitute a breach of this Agreement.

Section 5.10 Non-Recourse. Each party to this Agreement enters into this Agreement solely on its own behalf, the obligations each Shareholder under this Agreement are several (with respect to itself) and not joint with the obligations of any other Shareholder and each such party shall be liable, severally and not jointly, solely for any breaches of this Agreement by such party and in no event shall any party be liable for breaches of this Agreement by any other party hereto. Nothing contained herein, and no action taken by any Shareholder pursuant hereto, shall be deemed to constitute the parties as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the parties are in any way acting in concert or as a group with respect to the obligations or the transactions contemplated by this Agreement.

Section 5.11 No Agreement Until Executed. Irrespective of negotiations among the parties of drafts of this Agreement, this Agreement shall not constitute or be deemed to be evidence of a Contract between the parties hereto unless and until this Agreement and the Merger Agreement is executed by all parties hereto.

[The Remainder of this Page has been Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Voting Agreement to be duly executed as of the day and year first above written.

SIERRA WIRELESS, INC.

By:
Name:
Title:

[SHAREHOLDER]

Name:

Class of Stock	Shares Owned
Class A Common Stock

[Voting Agreement Signature Page]